Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

LEOPARD REIT LLC,

LEOPARD MERGER SUB LLC,

and

LXP INDUSTRIAL TRUST

Dated as of July 19, 2026

i

Exhibits
Exhibit A	REIT Opinion
Exhibit B	REIT Officer’s Certificate

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of July 19, 2026 (this “Agreement”), is made and entered into by and among Leopard REIT LLC, a Delaware limited liability company (“Parent”), Leopard Merger Sub LLC, a Maryland limited liability company and wholly owned indirect subsidiary of Parent (“Merger Sub”), and LXP Industrial Trust, a Maryland real estate investment trust (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties wish to effect a business combination in which the Company will merge with and into Merger Sub (such merger transaction, the “Merger”), with Merger Sub being the surviving entity in the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland REIT Law (the “MRL”) and the Maryland Limited Liability Company Act (the “MLLCA”), and pursuant to which each outstanding common share of beneficial interest, par value $0.0001 per share, of the Company (the “Company Common Shares”) issued and outstanding immediately prior to the Effective Time (as defined herein) will be converted into the right to receive the Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MRL and the MLLCA;

WHEREAS, the board of trustees of the Company (the “Company Board”) has unanimously (i) determined and declared that the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its shareholders, (ii) duly authorized and approved the execution, delivery and performance of this Agreement, including the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) directed that the approval of the Merger and the other transactions contemplated by this Agreement be submitted for consideration by the holders of Company Common Shares at the Shareholders Meeting (as defined herein), and (iv) except as may be permitted pursuant to Section 7.3, resolved to recommend the approval of the Merger and the other transactions contemplated by this Agreement by the shareholders of the Company;

WHEREAS, the board of managers of Parent has duly and validly authorized, approved and declared advisable, the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, board of directors of Merger Sub has taken, or caused to be taken, all actions required for the execution of this Agreement by Merger Sub, to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and a material inducement to the Company’s willingness to enter into this Agreement, each of Brookfield Asset Management Ltd. (the “Brookfield Sponsor”) and CPP Investment Board Private Holdings (6) Inc. (the “CPPIB Sponsor, and, together with the Brookfield Sponsor, the “Guarantors”), is entering into a limited guarantee in favor of the Company (each, a “Guarantee” and, collectively, the “Guarantees”), guaranteeing certain obligations of the Parent Parties under this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and a material inducement to each Party’s willingness to enter into this Agreement, each Guarantor is entering into an equity financing commitment letter in favor of Parent (each, an “Equity Commitment Letter” and, collectively, the “Equity Commitment Letters”), pursuant to which such Guarantor has committed, subject to the terms and conditions therein, to invest in Parent the amounts set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and a material inducement to each Party’s willingness to enter into this Agreement, Parent has delivered to the Company a true, correct and complete copy of a duly executed debt commitment letter, dated as of July 19, 2026, together with any fee letters (subject to redactions of fee amounts or other economic terms, so long as such redaction does not cover terms that could adversely affect the conditionality, amount, or availability of the Financing on the Closing Date) in connection therewith (together with the term sheet and any other annexes, exhibits, schedules or other attachments thereto, collectively, the “Debt Commitment Letters” and, together with the Equity Commitment Letters, the “Financing Commitment Letters”) by and among Parent and the Debt Financing Sources party thereto, pursuant to which the financial institutions will provide, on the terms and subject only to the conditions expressly stated therein, debt financing to Parent or its Affiliates in the amounts set forth therein; and

WHEREAS, each of the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article 1
DEFINITIONS

Section 1.1             Definitions.

(a)            For purposes of this Agreement:

“Acceptable Confidentiality Agreement” shall mean any confidentiality agreement containing provisions limiting the disclosure and use of non-public information of or with respect to the Company that (i) contains provisions that are not, in the aggregate, less favorable in any material respect to the Company than the terms of the Nondisclosure Agreement, except for such changes specifically necessary in order for the Company to be able to comply with its obligations under Section 7.3 of this Agreement, and such immaterial changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements, and except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to Competing Proposals; provided that such agreement does not contain any exclusivity or other provisions that would restrict in any manner the Company’s ability to consummate the Merger or comply with its obligations to the Parent Parties hereunder, or (ii) was entered into prior to the date of this Agreement.

“Acquired Companies” means the Company and its Subsidiaries, collectively.

“Action” means any claim, charge, counterclaim, action, cause of action, suit, litigation, arbitration, mediation, audit, hearing, subpoena, petition, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, (i) prior to the Closing, (A) the Parent Parties and their respective subsidiaries shall not be deemed to be Affiliates of the Company and (B) the Company shall not be deemed to be Affiliates of the Parent Parties, (ii) except for purposes of Section 7.6(d), Section 10.10(c) and Section 10.11(a), none of Brookfield Corporation (“Brookfield”) or Canada Pension Plan Investment Board (“CPPIB”) or their respective Affiliates, or any of the direct or indirect portfolio companies owned, managed, advised or controlled by either of Brookfield or CPPIB or their respective Affiliates, shall be considered to be an Affiliate of Parent or Merger Sub, and none of the limited partners or other direct or indirect investors in any investment fund affiliated with, advised or managed by either Brookfield or CPPIB or any of their respective Affiliates, or any of the respective Affiliates of any such limited partners or investors, shall be considered to be Affiliates of Parent or Merger Sub solely as a result of such Persons being limited partners or other direct or indirect investors in any such investment fund, (iii) in no event shall any Unconsolidated JV be deemed to be an Affiliate of the Company, (iv) in no event shall Brookfield Sponsor and CPPIB Sponsor be deemed to be an Affiliate of each other.

“Ancillary Documents” means the Guarantees, the Equity Commitment Letters, the Debt Commitment Letters, the Nondisclosure Agreement, the Access Agreement and any other agreements, documents, certificates or instruments that are required for the consummation of the transactions contemplated herein or therein.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, and (ii) any anti-bribery, anti-corruption or similar applicable Law of any other jurisdiction.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assumption” means any assumption, Consent or other approval required in connection with this Agreement or the transactions contemplated thereby related to the existing Indebtedness set forth on Section 1.1(a) of the Company Disclosure Letter.

“Book-Entry Share” means, with respect to any Party, a book-entry share registered in the transfer books of such Party.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York or Toronto, Canada are authorized or required to be closed.

“Certificated Share” means a Company Common Share represented by a physical share certificate and recorded in the books and records of the Company.

“Code” means the Internal Revenue Code of 1986.

“Company Benefit Plan” means each (i) employee benefit plan (as defined in Section 3(3) of ERISA (whether or not subject to ERISA)) and (ii) employment, consulting or individual independent contractor, severance, termination, change-in-control, bonus, retention, incentive, deferred compensation, equity or equity-based compensation, profits interests, stock or other equity option, stock appreciation right, restricted stock, restricted stock unit, deferred compensation, medical, prescription, dental, vision, health, life insurance, hospitalization, accident, short- or long-term disability or other welfare, retiree medical or life, vacation, paid time off, fringe benefit, retirement and any other compensatory or employee benefit plan, program, Contract or arrangement of any kind (whether or not subject to ERISA, written or oral), in each case, that is either (A) sponsored, maintained, contributed to, or required to be contributed to, by any of the Acquired Companies for the benefit of any of the current or former employees, individual independent contractors, or directors of the Acquired Companies, or (B) with respect to which any Acquired Company has any obligation or liability, contingent or otherwise, and in each case other than any plan, program, Contract or arrangement that is sponsored by a Governmental Authority.

“Company Bylaws” means the Third Amended and Restated Bylaws of the Company, as amended, modified or supplemented from time to time.

“Company Declaration” means the Amended and Restated Declaration of Trust of the Company, dated as of December 29, 2006, as amended, corrected or supplemented from time to time, including the Articles Supplementary dated as of December 8, 2004, classifying and designating the Company Series C Preferred Shares.

“Company Governing Documents” means the Company Bylaws and the Company Declaration.

“Company Material Adverse Effect” shall mean any Event, that, individually or in the aggregate with any other Event, (x) would prevent or materially impair or materially delay the ability of the Acquired Companies to consummate the transactions contemplated hereby or (y) is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of the Acquired Companies, taken as a whole; provided, however, that, with respect to clause (y), no Event resulting from, attributable to or arising out of any of the following shall (either alone or in combination) be deemed to be or constitute a “Company Material Adverse Effect,” and no Event directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred, except (solely with respect to subclause (i) through (vi) below) to the extent such Event disproportionately affects the Acquired Companies in a manner relative to other similarly situated companies operating in the United States and in the industry in which the Acquired Companies operate, own or lease properties (in which case, the incremental disproportionate effects may be taken into account (and only to the extent thereof) in determining whether there has occurred a “Company Material Adverse Effect”):

(i)            general business or economic conditions (or general changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(ii)            conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes after the date hereof in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally after the date hereof on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)           conditions (or changes in such conditions) generally affecting any of the industries in which the Acquired Companies operate;

(iv)           political conditions (including the imposition or removal of trade restrictions, tariffs or similar Taxes) (or changes in such conditions) in the United States or any other country or region in the world or acts of war (whether or not declared), civil unrest, protests, military or para-military actions or armed hostilities, sabotage, terrorism or cyberterrorism (including any outbreak, escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(v)            the existence, occurrence or continuation of any earthquakes, hurricanes, tropical storms, tsunamis, tornadoes, floods, epidemics, pandemics, other significant illness or disease outbreaks, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(vi)           changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes in GAAP or other accounting standards (or the interpretation thereof) in each case after the date hereof, or the Effects thereof;

(vii)          (A) the entry into or the announcement of, or the compliance with, this Agreement, or the pendency or consummation of the transactions contemplated hereby, (B) the identity of the Guarantors, Parent, Merger Sub or their Affiliates, (C) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with tenants, customers, suppliers, lenders, investors, employees or other business partners as a result of the matters described in clauses (A) and (B), or (D) any other negative development in the Acquired Companies’ relationships with any of its tenants, customers, suppliers, lenders, investors, employees or other business partners as a result of the matters described in clauses (A) and (B), except in each case that this clause shall not apply to the representations and warranties set forth in Section 4.3;

(viii)         litigation arising in connection with this Agreement and the transactions contemplated hereby;

(ix)           any actions taken or failure to take action, in each case, by Parent or any of its controlled Affiliates, or to which Parent has expressly consented in writing, or which Parent has expressly requested in writing (or, in the case of any action where the consent of Parent was expressly requested in writing in accordance with Section 6.1(b), where Parent’s consent was unreasonably withheld, conditioned or delayed) or the taking of any action expressly required by this Agreement, other than the obligations of the Company set forth in Section 6.1, or the failure to take any action prohibited by this Agreement;

(x)            any departure or termination for cause of any trustees, officers, directors, employees or independent contractors of any of the Acquired Companies; or

(xi)            changes in the Company’s share price or the trading volume of the Company’s shares of beneficial interest, or changes in the rating or ratings outlook of the Company, in and of itself, or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans, forecasts or projections of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be expressly excepted from this definition).

“Company Properties” means each real property owned or leased by the Acquired Companies as of the date of this Agreement (including an Acquired Company’s right, title and interest in and to all buildings, structures and other improvements and fixtures located on such real property owned by the Company and all easements, rights and other appurtenances to such real property).

“Company Restricted Share Award” means an award of restricted shares granted under the Incentive Plan.

“Company Series C Preferred Shares” means the shares of 6.50% Series C Cumulative Convertible Preferred Shares, par value $0.0001 per share, of the Company.

“Company Termination Payment” means an amount in cash equal to $108,245,537; provided that if the Company terminates this Agreement pursuant to Section 9.1(c)(ii) prior to the Cut-Off Time in order to enter into a definitive agreement with an Excluded Party with respect to a Superior Proposal, then the “Company Termination Payment” shall mean an amount in cash equal to $54,122,768.

“Continuing Employee” means each employee of the Acquired Companies who is employed by the Acquired Companies as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Entity (or any of the other Acquired Companies, Parent or any Affiliate of Parent or the Surviving Entity) on or following the Effective Time.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other agreement.

“Cut-Off Time” means 11:59 p.m. (New York City time) on September 2, 2026; provided that, if the foregoing time would be during (x) a Notice Period (including any new Notice Period pursuant to the last sentence of Section 7.3(g)(ii)) with respect to the Company’s intention to terminate this Agreement pursuant to Section 9.1(c)(ii) (Superior Proposal) to enter into a definitive agreement with respect to a Competing Proposal that the Company Board has determined (in accordance with Section 7.3(g)) constitutes a Superior Proposal, or (y) an Excluded Party Response Period (as defined below) or Extended Party Response Period (as defined below), then the Cut-Off Time shall be extended, solely with respect to the Excluded Party making such Competing Proposal (and solely with respect to such Competing Proposal) to the later of (x) 11:59 p.m. (New York City time) on the date that is one (1) Business Days after the conclusion of such Notice Period (the “Excluded Party Response Period”) and (y) in the event such Excluded Party makes any amendment to the financial terms or any other material amendment of such Competing Proposal prior to the expiration of the Excluded Party Response Period, 11:59 p.m. (New York City time) on the date that is one (1) Business Days following the expiration of the Excluded Party Response Period (an “Extended Excluded Party Response Period”); provided that a new Notice Period as provided in the last sentence of Section 7.3(g)(ii) has not commenced at or before the expiration of the Extended Excluded Party Response Period. For the avoidance of doubt, (A) if no new Notice Period commences at or before the expiration of the Extended Excluded Party Response Period, then there shall be no further Extended Excluded Party Response Periods with respect to such Excluded Party, but (B) if a new Notice Period commences at or before the expiration of the Extended Excluded Party Response Period, then there shall be successive Extended Excluded Party Response Periods until no new Notice Period commences prior to the conclusion of the last Extended Excluded Party Response Period, at which time the “Cut-Off Time” shall be 11:59 p.m. (New York City time) on the date that is the last day of the last Extended Excluded Party Response Period. Notwithstanding anything to the contrary in this definition, if Parent fails to submit its proposed changes, if any, to this Agreement in writing in response to the applicable notice of Adverse Recommendation Change by 5:00 p.m. (New York City time) on the second (2nd) Business Day of the applicable Notice Period, then the Cut-Off Time with respect to such Competing Proposal received from such Excluded Party shall be extended to 11:59 p.m. (New York City time) on the date that is the second (2nd) Business Day immediately following the last day of the applicable Excluded Party Response Period or Extended Excluded Party Response Period, as applicable.

“Debt Facilities” means, with respect to the Company, any Contract set forth in Section 4.12(b)(iv) of the Company Disclosure Letter.

“Debt Financing Sources” means, collectively, the Persons that have committed to provide and have otherwise entered into agreements in connection with the Debt Financing, and any other lender, arranger, bookrunner or agent under the Debt Financing, including the parties to any joinder agreements, credit agreements or other definitive financing documents entered into pursuant to or in connection with the Debt Financing, their respective Affiliates and their and their Affiliates’ respective officers, directors, incorporators, managers, members, employees, agents, advisors, partners, controlling parties, representatives, successors and permitted assigns.

“Environmental Law” means any state, federal, local or municipal Law relating to the pollution, remediation, or protection of the environment, or human health or safety (as such matters relate solely to exposure to Hazardous Substances).

“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, or required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any Acquired Company, each trade or business, whether or not incorporated, under common control with such Acquired Company pursuant to Section 4001(a)(14) of ERISA and that, together with such Acquired Company, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ESPP” means the Lexington Corporate Properties Trust 1994 Employee Stock Purchase Plan, as amended.

“Event” means any event, change, circumstance, occurrence, effect or development.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Party” means any Person or group of Persons (i) from whom the Company receives a bona fide written Competing Proposal during the Go-Shop Period; and (ii) whose Competing Proposal the Company Board determines, during the Go-Shop Period or within one (1) Business Day thereafter, in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or could reasonably be expected to lead to a Superior Proposal; provided that a Person or Persons shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall immediately cease to apply with respect to such Person or Persons) upon the earliest to occur of: (A) such time as the Competing Proposal made by such third party prior to the No-Shop Period Start Date expires or is withdrawn, cancelled or terminated (provided that, for the avoidance of doubt, any amended or revised Competing Proposal submitted by such Excluded Party shall not in and of itself be deemed to constitute a withdrawal, cancellation or termination of such previously submitted Competing Proposal); (B) the time the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Competing Proposal would no longer reasonably be expected to lead to a Superior Proposal; (C) in the case of a group, if the Persons in such group as of the time such group submitted such Competing Proposal that most recently rendered such group an Excluded Party cease to constitute in the aggregate at least seventy-five percent (75%) of the equity financing (measured by voting power or value) of such group, unless the remainder of such equity financing is to be provided by Persons who were themselves in a group of Persons that constituted an Excluded Party prior to the No-Shop Period Start Date; and (D) the Cut-Off Time.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Proxy Statement (with respect to the Company), and all SEC, NYSE and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of Shareholder Approval, engaging the services of the Paying Agent, obtaining any third-party consents, making any other filings with the SEC, NYSE and all other matters related to the Closing and the other transactions contemplated by this Agreement.

“GAAP” means the U.S. generally accepted accounting principles.

“Governmental Authority” means any U.S. federal, state or local government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial, supervisory or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, and minerals, in each case, whether naturally occurring or man-made, that are listed in, defined or identified as a “contaminant”, “pollutant”, “toxic substance”, “toxic material”, “hazardous waste” or “hazardous substance” or words of similar meaning under any Environmental Law, including the following federal statutes and their state and local counterparts, as each may be amended from time to time, and all regulations thereunder, including: the Comprehensive, Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq., (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof and (iii) polychlorinated biphenyls, per and poly fluoroalkyl substances, urea formaldehyde foam insulation, methane, asbestos in any form, radioactive materials or wastes, and radon.

“Incentive Plan” means the Company’s 2022 Equity-Based Award Plan, as amended.

“Indebtedness” means, with respect to the Acquired Companies, without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets or any deferred revenue (including earn-outs or seller financing and other similar payments (whether contingent or otherwise)), (iv) all obligations under capital leases, (v) all obligations in respect of performance or surety bonds, bankers acceptances and guarantees, or letters of credit, (vi) net obligations of the Acquired Companies under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) obligations to guarantee any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, on behalf of any Person, other than the Acquired Companies, (viii) interest, premium, fees, expenses, penalties (including early termination premiums, fees, penalties and similar costs and expenses associated with repayment) and other amounts owed with respect to the foregoing clauses (i), (v) and (vi), and (ix) any agreement to provide any of the foregoing; provided that, for clarification, Indebtedness shall not include “trade debt” or “trade payables” constituting current liabilities in the ordinary course of business. Notwithstanding the foregoing, Indebtedness does not include any intercompany obligations between or among the Acquired Companies.

“Information Privacy and Security Laws” means applicable Laws or guidelines from Governmental Authorities concerning data privacy, data or cybersecurity, data protection, data breach notification, data localization, artificial intelligence or automated decision-making technology, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the Processing of Personal Information, including (to the extent applicable) the European General Data Protection Regulation of April 27, 2016 (Regulation (EU) 2016/679) or any implementing or equivalent national Laws, the UK Data Protection Act 2018 (the “DPA 2018”) and the UK GDPR as defined in the DPA 2018, Directive 2002/58/EC concerning the Processing of personal data and the protection of privacy in the electronic communications sector, the Privacy and Electronic Communications (EC Directive) Regulations 2003, Section 5 of the Federal Trade Commission Act, the U.S. Department of Justice’s Data Security Program (28 C.F.R. § 202), the Fair Credit Reporting Act, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, the Telephone Consumer Protection Act, the California Online Privacy Protection Act of 2003 (CalOPPA), the New York SHIELD Act, the Illinois Biometric Information Privacy Act, Texas’s Capture or Use of Biometric Identifier Act, the Washington Biometric Privacy Protection Act, Nevada’s Consumer Health Data Privacy Law, Washington’s My Health My Data Act, wiretapping Laws (including the California Invasion of Privacy Act), U.S. state comprehensive privacy Laws (including the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, and its implementing regulations), U.S. state consumer protection Laws and U.S. state data breach notification Laws.

“Information Privacy and Security Requirements” means, as they relate to data privacy, data or cybersecurity, data protection, data breach notification, data localization, artificial intelligence or automated decision-making technology, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the Processing of Personal Information: (i) all Information Privacy and Security Laws; (ii) binding industry standards, including the Payment Card Industry Data Security Standard; (iii) all contractual obligations binding upon any of the Acquired Companies; and (iv) each of the Acquired Companies’ published privacy notices, and any published statements or representations made by the Company or its Subsidiaries.

“Intellectual Property” means all intellectual property rights of every kind and description throughout the world, including all U.S. and non-U.S.: (i) patents, patent applications and invention disclosures, including amendments, certificates of correction, counterparts, continuations, continuations-in-part, divisionals, extensions, non-provisionals, provisionals, reexaminations, reissues, renewals, reviews and substitutions thereof; (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, brand names, certification marks, collective marks, d/b/a’s, symbols, design rights, assumed names, fictitious names and other indicia of origin or source, all registrations and applications for all of the foregoing, including all extensions, modifications and renewals thereof, and all goodwill associated with all of the foregoing; (iii) published and unpublished works of authorship, copyrights therein and thereto, software (including source code, object code, development documentation, programming tools, drawings, specifications and data), and all registrations and applications for all of the foregoing, including all renewals, extensions, restorations and reversions thereof; (iv) trade secrets, know-how, proprietary information, inventions, discoveries and ideas, including financial, business, scientific, technical, economic and engineering information, patterns, plans, compilations, program devices, formulas, designs, prototypes, methods, techniques, processes, procedures, codes, schematics, databases, drawings, models, methodologies, and customer lists, whether tangible or intangible and whether stored, compiled or memorialized physically, electronically, graphically, photographically or in writing (collectively, “Trade Secrets”); (v) internet domain names, web addresses, accounts with social media companies (e.g., LinkedIn, Facebook) and the handles and identifiers and designations found thereon and related thereto, and URLs; (vi) data, whether in printed or electronic form and whether contained in a database or otherwise; (vii) rights of publicity, moral rights and rights of attribution and integrity; and (viii) all other intellectual property or proprietary rights.

“Investment Company Act” means the Investment Company Act of 1940.

“IRS” means the Internal Revenue Service or any successor agency.

“IT Asset” means the computer systems, hardware, networks, servers, workstations, routers, hubs, switches, data communication lines, platforms, firmware, applications, databases and other information technology equipment, infrastructure and related systems, including any outsourced systems and processes and internet websites and related content, in each case that is owned by or leased or licensed to the Acquired Companies and used by them in the conduct of their business.

“Junior Subordinated Notes” means the Junior Subordinated Notes due April 30, 2037 as issued by the Company pursuant to that certain Junior Subordinated Indenture, dated as of March 21, 2007, between the Company and The Bank of New York Trust Company, as trustee, as supplemented, amended or otherwise modified from time to time.

“Knowledge” means, whether or not capitalized, the actual knowledge of the persons named in Section 1.1 to the Company Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws (including common law), statutes, codes, ordinances, rules, and regulations, acts and Orders promulgated by any Governmental Authority.

“Lien” means any mortgage, deed of trust, hypothecation, claim, condition, covenant, license, lien, pledge, charge, security interest, preferential arrangement, option or other third-party right (including right of first refusal or first offer), restriction, right of way, encroachment, easement, servitude, or title or survey defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, excluding any restrictions on transfer of equity securities arising under applicable securities Laws.

“Lookback Date” means January 1, 2024.

“MGCL” means the Maryland General Corporation Law.

“Multiemployer Plan” means a “multiemployer plan” (as defined in or within the meaning of Section 4001(a)(3) of ERISA or Section 3(37) of ERISA).

“Nondisclosure Agreement” means the non-disclosure agreement, dated as of April 8, 2025, between the Company and BPG Acquisitions LLC, a Delaware limited liability company, as amended, modified or supplemented from time to time.

“Officer” means the officers of the Company set forth on Schedule I hereto.

“Order” means a judgment, injunction, order, directive, determination or decree of any Governmental Authority.

“Owned IP” means Intellectual Property owned or purported by any Acquired Company to be owned, in whole or in part, by any Acquired Company.

“Parent Material Adverse Effect” means, with respect to Parent, any Effect that, individually or in the aggregate, would prevent or materially impair or materially delay the ability of the Parent Parties to timely perform any of their respective obligations under this Agreement or to consummate the Merger.

“Parent Parties” means, collectively, Parent and Merger Sub.

“Parent Termination Payment” means an amount equal to $288,654,765.

“Permitted Encumbrances” means any of the following: (i) Liens for Taxes or governmental or public or private association assessments, charges or claims of payment not yet delinquent or, if delinquent, the amount or validity of which is being contested timely, diligently and in good faith in accordance with Laws by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; (ii) Liens created by tenants, including from work contracted for by a tenant, and inchoate mechanics’ and materialmen’s Liens for amounts incurred in the ordinary course of business and which are not yet due and payable or are being contested timely, diligently and in good faith by appropriate proceedings and for which adequate reserves or accruals have been established in accordance with GAAP; (iii) with respect to any former or current real property of the Acquired Companies now or ever owned (directly or indirectly), post-Closing escrow agreements, listing agreements, leasing brokerage agreements, leases, ground leases, license agreements and similar occupancy agreements, contribution and tax protection agreements, bottom dollar guarantees, terms and provisions of any joint venture agreements, arising hereafter in accordance herewith or existing as of the date of this Agreement, Liens that are on title, arising out of actions taken or omitted to be taken by any Acquired Company or anything related to work contracted for by or through tenants or their Affiliates, zoning regulations, building codes, entitlements (including associated security instruments encumbering any land for which the Acquired Companies have an option to purchase) or other land use or environmental regulations by any Governmental Authority or agreements implementing the same; (iv) with respect to the Acquired Companies, Liens that are disclosed on Section 4.10(a) of the Company Disclosure Letter (as defined herein) (together with associated documentation which evidences or secures such Liens, including notes, mortgages, deeds of trust, assignments of leases and rents, guarantees, pledge agreements and similar documentation); (v) with respect to the Acquired Companies, Liens that are disclosed on the most recent (as of the date hereof) consolidated balance sheet of the Company filed with the SEC pursuant to the Exchange Act, or notes thereto; (vi) Liens arising pursuant to any Contract which are not yet due and payable and created in the ordinary course of business as the result of, or specifically disclosed in or permitted under, any purchase or sale contracts, listing agreements, leasing brokerage agreements, contribution agreements, post-Closing escrow agreements, bottom dollar guarantees, joint venture agreements, leases, ground leases, license agreements and similar occupancy agreements relating to any Company Property, in each case, in existence as of the date hereof or entered into in accordance with the terms of this Agreement, and for which true and complete copies have been made available to Parent; (vii) with respect to any Company Property, Liens that are or would be disclosed on accurate current title searches or surveys or otherwise filed or recorded in the applicable public records; (viii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (ix) with respect to any real property of the Acquired Companies, easements, covenants, conditions, restrictions, agreements, servitudes, encroachments and other similar matters affecting title to such real property and other title and survey matters which would not reasonably be expected to have a Company Material Adverse Effect; or (x) Liens that were incurred in the ordinary course of business since the Lookback Date, and that do not, individually or in the aggregate, materially interfere with the use, operation or transfer of, or any of the benefits of ownership or market value of, the property of the Acquired Companies, taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Personal Information” means data or other information that identifies, relates to, describes, is linked to, is reasonably capable of being associated with, or could reasonably be linked to, directly or indirectly, an identified or identifiable natural person or household, and any information covered by definitions of “personal data,” “personally identifiable information,” “personal information,” or any substantial equivalent of these terms under any Laws.

“Process”, “Processed”, or “Processing” means any operation or set of operations performed, whether by manual or automated means, on data (including Personal Information) or on sets of data (including Personal Information), including the collection, use, sale, storage, transfer, disclosure, analysis, deletion, or modification thereof.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Representative” means, with respect to any Person, such Person’s trustees, directors, members, managers, partners, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers and financial advisors), agents and other representatives.

“Sanctioned Jurisdiction” means, at any time, a country or territory that is itself the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, the Crimea, so-called Luhansk People’s Republic, and so-called Donetsk People’s Republic regions of Ukraine, and the non-government controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine).

“Sanctioned Person” means any Person that is target of any Sanctions, including (i) any Person listed on any Sanctions-related list of designated Persons, including those maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, any European Union Member State, or His Majesty’s Treasury of the United Kingdom, (ii) the Government of Venezuela or any Person that is located, organized, or resident in a Sanctioned Jurisdiction, (iii) any Person otherwise subject to Sanctions, or (iv) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (i)-(iii).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by relevant Governmental Authorities, including the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, any EU Member State, or His Majesty’s Treasury of the United Kingdom.

“SDAT” means the State Department of Assessments and Taxation of Maryland.

“SEC” means the Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the Securities Act of 1933.

“Senior Notes” means, collectively, the Company’s (i) 6.750% Senior Notes due 2028, (ii) 2.700% Senior Notes due 2030 and (iii) 2.375% Senior Notes due 2031, in each case issued by the Company pursuant to the applicable Senior Notes Indenture.

“Senior Notes Indentures” means, collectively, the Indenture, dated as of May 9, 2014 (the “Base Indenture”), between the Company and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee (the “Notes Trustee”), as supplemented by (i) the Second Supplemental Indenture, dated as of August 28, 2020 (relating to the 2.700% Senior Notes due 2030), (ii) the Third Supplemental Indenture, dated as of August 30, 2021 (relating to the 2.375% Senior Notes due 2031) and (iii) the Fourth Supplemental Indenture, dated as of November 13, 2023 (relating to the 6.750% Senior Notes due 2028), and, in each case, as further amended, supplemented or otherwise modified from time to time; and each of the Base Indenture, as supplemented by the applicable supplemental indenture with respect to a particular series of Senior Notes, is referred to herein as a “Senior Notes Indenture.”

“Shareholder Approval” means the affirmative vote of the holders of Company Common Shares entitled to cast a majority of all the votes entitled to be cast at the Shareholders Meeting on the Merger.

“Shareholders Meeting” means the meeting of the holders of Company Common Shares for the purpose of seeking the Shareholder Approval, including any postponement or adjournment thereof.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture, real estate investment trust, or other organization, whether incorporated or unincorporated, or other legal entity of which (i) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) such Person is the controlling general partner, co-general partner, managing member or otherwise manages or controls such other Person (disregarding major decision and veto rights of other investors), or (iii) such Person, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or economic interest; provided, however, that “Subsidiary” shall not include any Unconsolidated JV.

“Surviving Entity Series C Preferred Units” means a class or series of preferred equity interests of the Surviving Entity having rights, preferences, privileges and voting powers that are materially unchanged with respect to the rights, preferences, privileges and voting powers of the Company Series C Preferred Shares immediately prior to the Effective Time, including with respect to repurchase rights and any other economic or protective rights set forth in the Company Declaration.

“Tax” or “Taxes” means any U.S. federal, state, local and foreign income, gross receipts, capital gains, withholding, property, stock, ad valorem, transaction, profits, gains, registration, license, wages, lease, service, service use, social security, unemployment, welfare, disability, severance, occupation, workers’ compensation, premium, windfall profits, net worth, value-added, alternative minimum or add-on minimum, customs duties, recording, stamp, transfer, sales, use, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments, charges or levies, or similar governmental charges (whether imposed directly or through withholding), together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority or additional amounts with respect thereto.

“Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, or information return or statement or other written information and any other document relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule, attachment, or supplement thereto, and including any amendment thereof.

“Trust Preferred Securities” means the trust preferred securities issued pursuant to that certain Amended and Restated Trust Agreement of LXP Capital Trust I, dated as of March 21, 2007, among the Company, as depositor, The Bank of New York Trust Company, National Association, as property trustee, The Bank of New York (Delaware), as Delaware trustee, and the administrative trustees named therein, as amended, supplemented or otherwise modified from time to time (the “Trust Agreement”).

“TRUPS Documents” means, collectively, the Junior Subordinated Indenture, the Trust Agreement, the related guarantee agreement, and each other material agreement governing the Junior Subordinated Notes or the Trust Preferred Securities, in each case as supplemented, amended or otherwise modified from time to time.

“TRUPS Redemption Amount” means the aggregate amount required under the TRUPS Documents to redeem, repay, satisfy and discharge in full all outstanding Junior Subordinated Notes, together with accrued and unpaid interest thereon to, but excluding, the applicable redemption, repayment, or satisfaction date and, as a result thereof, cause the redemption, repayment, satisfaction or discharge of all outstanding Trust Preferred Securities, together with all accrued and unpaid distributions thereon to, but excluding, the applicable redemption date, and any other amounts required to be paid under the TRUPS Documents in connection with such redemption, repayment, satisfaction or discharge.

“Unconsolidated JV” means any joint venture entity in which the Company directly or indirectly owns an interest that is not consolidated in the financial statements of the Company prepared in accordance with GAAP.

“Wholly Owned Company Subsidiary” means any directly or indirectly wholly owned Subsidiary of the Company.

“Willful Breach” means a material breach of any covenant set forth in this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching Party with the knowledge or intent that the taking of such act or failure to take such action could cause or constitute a material breach of this Agreement, whether or not breaching this Agreement is the conscious object of such act or omission.

(b)            In addition to the terms defined in Section 1.1(a), the following terms shall have the respective meanings set forth in the sections set forth below opposite such term:

Access Agreement Acquisition Agreement	Section 7.2 Section 7.3(f)(ii)
Adverse Recommendation Change	Section 7.3(f)(i)
Affiliate Transaction	Section 4.18(b)
Agreement	Preamble
Alternative Financing	Section 7.12(b)
Alternative Financing Commitment Letter	Section 7.12(b)

Articles of Merger	Section 2.3
Board Recommendation	Section 4.2(c)
Brookfield Sponsor	Recitals
Capitalization Date	Section 4.4(a)
Certificates	Section 3.2(c)
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 4.17(b)
Company	Preamble
Company Board	Recitals
Company Budget	Section 6.1(b)
Company Common Share	Recitals
Company Disclosure Letter	Article 4
Company IP	Section 4.14(b)
Company Preferred Shares	Section 4.4(a)
Company SEC Documents	Section 4.5(a)
Company Terminating Breach	Section 9.1(d)(i)
Competing Proposal	Section 7.3(j)(i)
Consents	Section 7.6(a)
Contracting Party	Section 10.11(a)
CPPIB Sponsor	Recitals
Debt Commitment Letters	Recitals
Debt Financing	Section 5.4(a)
Definitive Financing Agreements	Section 7.12(a)
Discharge	Section 7.14(b)
Effective Time	Section 2.4
Equity Commitment Letter	Recitals
Equity Financing	Section 5.4(a)
Exchange Fund	Section 3.2(a)
Excluded Shares	Section 3.1(a)(ii)
Financing	Section 5.4(a)
Financing Commitment Letters	Recitals
Financing Indemnified Parties	Section 7.11(e)
Go-Shop Period	Section 7.3(a)
Governing Document Restrictions	Section 7.13
Ground Leases	Section 4.10(b)
Guarantee	Recitals
Guarantors	Recitals
Indemnified Parties	Section 7.9(c)
Inside Date	Section 2.2
Insurance Policies	Section 4.16
Interim Period	Section 6.1(a)
Intervening Event	Section 7.3(j)(iii)
Joint Venture Agreements	Section 4.10(g)
Letter of Transmittal	Section 3.2(c)
Management Agreements	Section 4.12(e)

Material Company Leases	Section 4.10(b)
Material Contract	Section 4.12(c)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Recitals
MLLCA	Recitals
MRL	Recitals
Non-Governmental Consents	Section 7.6(a)
Non-Recourse Party	Section 10.11(a)
Notice Period	Section 7.3(g)(ii)
Old Plans	Section 7.8(a)
Outside Date	Section 9.1(b)(i)
Parent	Preamble
Parent Liability Cap	Section 10.10(c)
Parent Parties	Preamble
Parent Terminating Breach	Section 9.1(c)(i)
Parties	Preamble
Party	Preamble
Paying Agent	Section 3.2(a)
Payoff Letters	Section 7.11(b)
Permits	Section 4.8(a)
Property Budget	Section 6.1(b)
Proxy Statement	Section 4.23
Qualifying Income	Section 9.4(a)
Recovery Costs	Section 9.3(c)(ii)
REIT Counsel	Section 7.16(a)
REIT Officer’s Certificate	Section 7.16(a)
Required Amount	Section 5.4(b)
Sarbanes-Oxley Act	Section 4.5(a)
Series C Preferred Consideration	Section 3.1(a)(ii)
Scheduled Closing Date	Section 2.2
Solvent	Section 5.5
Superior Proposal	Section 7.3(j)(ii)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.22
Transfer Taxes	Section 7.16(a)
Voting Debt	Section 4.4(d)

Section 1.2             Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)            when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)            the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)            whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d)            “or” shall be construed in the inclusive sense of “and/or”;

(e)            the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f)            all references herein to “$” or dollars shall refer to U.S. dollars;

(g)           no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(h)            it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(i)            the phrases “delivered” or “made available” means that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives, including, in the case of “made available” to Parent, Merger Sub or their Representatives or Affiliates, material that has been posted in the “data room” (virtual or otherwise) established by the Company prior to the execution of this Agreement;

(j)            references to a Person are also to its successors and permitted assigns;

(k)           any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, unless otherwise specified;

(l)            whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified;

(m)           whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day;

(n)           all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(o)           words of any gender include each other gender, and words using the singular or plural number also include the plural or singular number, respectively;

(p)           any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented and (in the case of statutes) to any rules or regulations promulgated thereunder, including (in the case of statutes) by succession of comparable successor Laws; and

(q)            an accounting term used herein and not otherwise defined has the meaning assigned to it in accordance with GAAP.

Article 2
THE MERGER

Section 2.1             The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MRL and the MLLCA, at the Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), and the Surviving Entity shall continue under the name “Leopard Merger Sub LLC” (or such other name that Parent selects). The Merger shall have the effects provided in this Agreement and the Articles of Merger (as defined below) and as specified in the applicable provisions of the MRL and the MLLCA.

Section 2.2             Closing. Unless this Agreement shall have been terminated in accordance with Article 9 hereof, the closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents and signatures on the date that is five (5) Business Days following the satisfaction (or waiver, if permitted by applicable Law) of the last to be satisfied of the conditions set forth in Article 8 (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions, or (b) such other place or date as may be agreed in writing by Parent and the Company. The date on which the Closing actually takes place is referred to herein as the “Closing Date.”

Section 2.3             Effective Time. Prior to the Closing, the Company, Parent and Merger Sub shall prepare and, on the Closing Date, the Company, Parent and Merger Sub shall (i) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with, and accepted for record by, the Maryland SDAT as provided under the MRL and the MLLCA and (ii) make any other filings, recordings or publications required to be made by the Company, Parent or Merger Sub under the MRL or MLLCA in connection with the Merger. The Merger shall become effective upon the later of such time as the Articles of Merger have been accepted for record by the SDAT, and such later time (not to exceed thirty (30) days after the Articles of Merger are accepted for record by the SDAT) as the Parties shall have agreed upon and designated in the Articles of Merger in accordance with the MRL and the MLLCA as the effective time of the Merger (the “Effective Time”).

Section 2.4             Organizational Documents of the Surviving Entity. Subject to Section 7.9(b) and the last sentence of this Section 2.4, at the Effective Time and by virtue of the Merger, the articles of organization and limited liability company operating agreement of Merger Sub, as in effect immediately prior to the Effective Time shall be the articles of organization and limited liability company operating agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company operating agreement. Prior to the Effective Time, Parent and Merger Sub shall take all actions necessary to authorize the Surviving Entity Series C Preferred Units and, at the Effective Time, issue such Surviving Entity Series C Preferred Units to the holders of Company Series C Preferred Shares in accordance with this Agreement. Prior to the Effective Time, Parent and Merger Sub shall cause the organizational documents of Merger Sub (and the Surviving Entity), to contain provisions necessary to give effect to the rights, preferences, privileges and voting powers of the Surviving Entity Series C Preferred Units as contemplated hereby.

Section 2.5             Board of Directors and Officers of the Surviving Entity. The board of directors of Merger Sub immediately prior to the Effective Time shall be the board of directors of the Surviving Entity immediately after the Effective Time, and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity immediately after the Effective Time, each to serve until such time as its, his or her resignation or removal or such time as its, his or her successor shall be duly elected and qualified, in each case in accordance with the articles of organization and limited liability company operating agreement of the Surviving Entity.

Section 2.6             Tax Consequences. Each of the Parties hereby agrees to treat, for U.S. federal and applicable state income tax purposes, (a) the Merger as a taxable sale or exchange by the Company of all of its assets to and the assumption of all of its liabilities by Merger Sub, followed by a distribution of the Merger Consideration to the shareholders of the Company in liquidation of the Company under Section 331 of the Code (which distribution shall be deemed to give rise to a distribution under Section 562(b) of the Code), and (b) this Agreement as a “plan of liquidation” of the Company for U.S. federal income tax purposes, and hereby adopt it as such. The Parties shall not take any position contrary to the preceding sentence in any U.S. federal income Tax Return or tax proceeding unless otherwise required by Law.

Article 3
EFFECTS OF THE MERGER

Section 3.1             Effects of the Merger.

(a)            At the Effective Time, by virtue of the Merger and without any further action on the part of the Parent Parties, the Company or the holders of any securities of the Company:

(i)            Except as noted below, each Company Common Share, or fraction thereof, issued and outstanding as of immediately prior to the Effective Time (other than Excluded Shares in accordance with Section 3.1(a)(ii)), shall automatically be cancelled and converted into the right to receive, in accordance with the terms of this Agreement, an amount in cash equal to $61.20 per share, without interest (such amount per share, the “Merger Consideration”), upon the proper surrender of Book-Entry Shares and Certificated Shares evidencing validly issued, fully paid and nonassessable Company Common Shares in accordance with Section 3.2 and subject to Section 3.1(a)(ii), Section 3.1(b), Section 3.5 and the next sentence of this Section 3.1(a)(i). From and after the Effective Time, all Company Common Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Company Common Share shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration therefor in accordance with Section 3.2.

(ii)            Each Company Common Share issued and outstanding as of immediately prior to the Effective Time and then held by the Parent Parties or any of their respective Subsidiaries or any of the Acquired Companies (collectively, the “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be paid therefor, nor shall any right inure or be made with respect thereto in connection with or as a consequence of the Merger.

(iii)            Each Company Series C Preferred Share issued and outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into the right to receive, in accordance with the terms of this Agreement, one (1) Surviving Entity Series C Preferred Unit (the “Series C Preferred Consideration”). From and after the Effective Time, all Company Series C Preferred Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Company Series C Preferred Share shall cease to have any rights with respect thereto, except for the right to receive the Series C Preferred Consideration therefor in accordance with Section 3.2.

(b)            Adjustment to Merger Consideration. The Merger Consideration and other similarly dependent items shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Common Shares outstanding after the date hereof and prior to the Effective Time so as to provide the holders of Company Common Shares with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Merger Consideration and other similarly dependent items.

Section 3.2             Payment Procedures.

(a)            Prior to the Effective Time, Parent shall appoint a nationally recognized, reputable U.S. bank or trust company (the identity and terms of designation and appointment of which shall be subject to the reasonable prior approval of the Company) to act as paying agent with respect to the Merger (the “Paying Agent”). Not less than five (5) Business Days prior to the Effective Time, Parent shall enter into an exchange and paying agent and nominee agreement with the Paying Agent, in a form reasonably acceptable to the Company and Parent, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 3.2. Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent.

(b)            At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, in a non-interest bearing account, a cash amount in U.S. dollars that is sufficient in the aggregate to enable the Paying Agent to make the payments of the Merger Consideration (the “Exchange Fund”). In the event the Exchange Fund is insufficient to make the payments contemplated pursuant to Section 3.2, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has sufficient funds to make such payments. The Paying Agent shall make payments, in accordance with the Paying Agent’s customary procedures, of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. Any and all interest earned on cash deposited in the Exchange Fund shall be paid to the Surviving Entity.

(c)            Certificates. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), Parent and the Surviving Entity shall cause the Paying Agent to mail (and make available for collection by hand) to each Person that was, immediately prior to the Effective Time, a holder of record of Company Common Shares evidenced by certificates (the “Certificates”), which Company Common Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to Section 3.1(a)(i) of this Agreement: (A) a letter of transmittal, which shall be in a customary form as prepared by Parent and the Surviving Entity and reasonably acceptable to the Company and Parent prior to the Effective Time and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, shall have a customary release of all claims against Parent, Merger Sub and the Company arising out of or related to such holder’s ownership of Company Common Shares (a “Letter of Transmittal”) and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for payment of the Merger Consideration, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Effective Time. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Paying Agent or to such other agent or agents as may be appointed in writing by Merger Sub, and upon delivery of a Letter of Transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Merger Consideration for each Company Common Share formerly evidenced by such Certificates (after giving effect to any required Tax withholdings as provided in Section 3.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer, and the Person requesting such payment shall have paid any Transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Entity that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement, except for Excluded Shares.

(d)            Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed Letter of Transmittal to the Paying Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to the terms hereof. In lieu thereof, each holder of record of one (1) or more Book-Entry Shares held through The Depository Trust Company whose Company Common Shares were converted into the right to receive the Merger Consideration shall upon the Effective Time, in accordance with The Depository Trust Company’s customary procedures (including receipt by the Paying Agent of an “agent’s message” (or such other evidence of transfer or surrender as the Paying Agent may reasonably request)) and such other procedures as agreed by the Company, Parent, the Paying Agent and The Depository Trust Company, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee, for the benefit of the holder of such Book-Entry Shares held through it, as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share, the Merger Consideration out of the Exchange Fund for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 3.5) and such Book-Entry Shares of such holder shall forthwith be cancelled. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), Parent and the Surviving Entity shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company (A) a Letter of Transmittal and (B) instructions for returning such Letter of Transmittal in exchange for the Merger Consideration, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Effective Time. Upon delivery of such Letter of Transmittal, in accordance with the terms of such Letter of Transmittal, duly executed and in proper form, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration, for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 3.5), and such Book-Entry Shares so surrendered shall forthwith be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement, except for Excluded Shares.

(e)            Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Exchange Fund, Parent) shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration into which the Company Common Shares evidenced by such Certificate were converted pursuant to Article 3.

(f)            Remaining Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former holders of the Company Common Shares for twelve (12) months after the Closing Date shall be delivered to the Surviving Entity upon demand from the Surviving Entity, and any former holders of the Company Common Shares who have not theretofore complied with this Article 3 shall thereafter look only to the Surviving Entity (and only as general creditors thereof) for payment of the Merger Consideration payable upon surrender of their Company Common Shares. None of Parent, the Surviving Entity, the Company or the Paying Agent or any other Person shall be liable to any holder of Company Common Shares for any Merger Consideration or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by such holders of Company Common Shares immediately prior to the time at which such amounts would otherwise escheat to, or become the property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal Representatives previously entitled thereto.

(g)            Company Series C Preferred Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of Company Series C Preferred Shares shall be required to deliver a Certificate or an executed Letter of Transmittal to the Paying Agent or the Surviving Entity to receive the Series C Preferred Consideration that such holder is entitled to receive pursuant to the terms hereof. In lieu thereof, each holder of record of one (1) or more Company Series C Preferred Shares whose Company Series C Preferred Shares were converted into the right to receive the Series C Preferred Consideration shall, upon the Effective Time, be entitled to receive, and the Surviving Entity shall (and Parent shall cause the Surviving Entity to) (i) record on its books and records the issuance of the Surviving Entity Series C Preferred Units to each holder of record of Company Series C Preferred Shares as of immediately prior to the Effective Time and (ii) deliver to each such holder written confirmation of such issuance, which confirmation shall set forth the number of Surviving Entity Series C Preferred Units issued to such holder.

(h)            Share Transfer Books. As of the Effective Time, the share transfer books of the Company shall be closed, and thereafter, there shall be no further registration of transfers of Company Common Shares or Company Series C Preferred Shares on the records of the Company. The Merger Consideration or Series C Preferred Consideration, as applicable, paid in accordance with the terms of this Article 3 automatically upon surrender of Company Common Shares or Company Series C Preferred Shares, respectively, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Shares or Company Series C Preferred Shares, respectively. From and after the Effective Time, the holders of Company Common Shares or Company Series C Preferred Shares, as applicable, outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Shares or Company Series C Preferred Shares, as applicable, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Book-Entry Shares or Certificates evidencing Company Common Shares or Company Series C Preferred Shares, as applicable, are presented to the Surviving Entity for transfer, they shall be cancelled and exchanged as provided in this Agreement.

(i)            Investment of Exchange Fund. After the Closing Date, the Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent and in accordance with the Paying Agent’s customary procedures. Any interest and other income resulting from such investments shall be paid to Parent or its designee. No investment or losses thereon of the Exchange Fund shall affect the consideration to which holders of Company Common Shares are entitled pursuant to Section 3.1(a)(i). Until the termination of the Exchange Fund, to the extent that there are losses with respect to such investments, or the cash portion of the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash portion of the Exchange Fund lost through investments or other events so as to ensure that the cash portion of the Exchange Fund is, at all times, maintained at a level sufficient to make all such payments.

Section 3.3             Treatment of Company Restricted Share Awards. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or the holder thereof, (a) each Company Restricted Share Award that is outstanding as of immediately prior to the Effective Time shall, to the extent not vested, become fully vested; provided that to the extent that such award is subject to performance conditions, any performance conditions shall be deemed to have been satisfied at the maximum level of performance, and (b) each Company Restricted Share Award shall be canceled without any action on the part of any holder or beneficiary thereof in consideration for the right to receive, within three (3) Business Days after the Effective Time, a lump sum cash payment with respect thereto equal to the product of: (x) the Merger Consideration; and (y) the number of Company Common Shares represented by such Company Restricted Share Award, less any required withholding taxes. As of the Effective Time, all accrued but unpaid dividends, if any, with respect to Company Restricted Share Awards outstanding immediately prior to the Effective Time, automatically and without any action on the part of the holder or beneficiary thereof, shall, to the extent not vested, become fully vested and be paid to such holder or beneficiary, as applicable, less any required withholding taxes.

Section 3.4             ESPP. Prior to the date hereof, the Company Board adopted resolutions suspending the ESPP and provided notice to participants in the ESPP describing the suspension of the ESPP. Prior to the Effective Time, the Company Board (or, if appropriate, the compensation committee of the Company Board), shall adopt resolutions providing that the ESPP shall terminate effective upon the Effective Time.

Section 3.5             Withholding Rights. Each Party hereto and the Paying Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax Law. To the extent that such amounts are so deducted and withheld, each such payor shall take all action as may be necessary to ensure any such amounts so withheld are timely and properly remitted to the appropriate Governmental Authority. Any amounts deducted and withheld under this Agreement that are remitted to the appropriate Governmental Authority shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 3.6             Dissenters Rights. No dissenters’ rights, appraisal rights, or other similar rights (including rights of an objecting shareholder pursuant to Section 8-501.1(j) of the MRL and Section 3-202 of the MGCL) shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.7             General Effects of the Merger. At the Effective Time, the effect of the Merger shall be as set forth in this Agreement and as provided in the applicable provisions of the MRL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, property, rights, privileges, powers and franchises of the Company and Merger Sub shall transfer to, vest in, and devolve on, the Surviving Entity, and all debts, obligations, liabilities and duties of the Company and Merger Sub shall become the debts, obligations, liabilities and duties of the Surviving Entity.

Article 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter prepared by the Company and delivered to Parent at or prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent (notwithstanding the absence of a specific cross reference) the applicability of such disclosure to such other section or subsection of this Agreement is reasonably apparent on its face; provided that the Company Disclosure Letter shall not be construed as constituting representations, warranties, covenants or agreements of the Company or any Company Subsidiary, other than any such covenants or agreements expressly and affirmatively set forth in the Company Disclosure Letter (including, for the avoidance of doubt, any undertaking by the Company to consult with, or provide information to, Parent), or broadening the scope of any representation or warranty of the Company made herein), or (b) as disclosed in the Company SEC Documents (as defined below) and available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system at least two (2) Business Days prior to the date of this Agreement (excluding any information or documents incorporated by reference therein, or filed as exhibits thereto, and excluding any disclosures contained in such documents under the heading “Forward Looking Statements” or “Risk Factors” or any similarly titled captions and any other disclosures contained therein that are cautionary or forward looking in nature, but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements), the Company hereby represents and warrants to the Parent Parties that:

Section 4.1             Organization and Qualification; Subsidiaries.

(a)            The Company is a real estate investment trust duly formed, validly existing and in good standing under the laws of the State of Maryland and has the requisite real estate investment trust power and authority to own, lease and, to the extent applicable, operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)            Each Subsidiary of the Company is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and assets and to carry on its business as it is now being conducted, except for such failures to be so organized, validly existing, in good standing, or to have such power and authority that, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing, in each jurisdiction where such qualification, licensing and good standing is legally required due to the character of the properties owned, operated or leased by it or the nature of its business, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c)            Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which the Company and each Subsidiary of the Company are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by the Company in each Subsidiary of the Company.

(d)            Except as set forth in Section 4.1(d) of the Company Disclosure Letter, none of the Acquired Companies, directly or indirectly, owns any equity interest, membership interest, partnership interest, joint venture interest, or investment (whether equity or debt), or any interest convertible into, exercisable or exchangeable for any of the foregoing in, nor is it under any current or prospective obligation to make any loan, capital contribution, or other investment in any Person (other than in the Subsidiaries of the Company and investments in short-term investment securities).

(e)            The Company has made available to Parent complete and correct copies of the Company Governing Documents in effect as of the date of this Agreement. The Company is in compliance with the terms of its Company Governing Documents in all material respects. The Company Governing Documents were duly adopted and are in full force and effect.

Section 4.2             Authority; Approval Required.

(a)            The Company has the requisite real estate investment trust power to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Shareholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary real estate investment trust action, and no other real estate investment trust proceedings on the part of the Company are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Merger, to receipt of the Shareholder Approval and the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT.

(b)            This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Parent Parties, constitutes a legally valid and binding obligation of the Company, enforceable against the Company on and in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)            The Company Board has duly adopted resolutions unanimously (i) declaring that the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its shareholders, (ii) authorizing and approving the execution, delivery and performance of this Agreement and, subject to obtaining the Shareholder Approval, the consummation of the transactions contemplated by this Agreement, including the Merger, (iii) directed that the approval of the Merger and the transactions contemplated by this Agreement be submitted to a vote of the holders of Company Common Shares at the Shareholders Meeting, and (iv) except as may be permitted pursuant to Section 7.3, resolved to include in the Proxy Statement the recommendation of the Company Board to holders of Company Common Shares to vote in favor of approval of the Merger and the other transactions contemplated by this Agreement (such recommendation, the “Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)            The Shareholder Approval is the only vote or consent of the holders of any class or series of securities of the Company necessary to approve the Merger and the other transactions contemplated by this Agreement.

Section 4.3             No Conflict; Required Filings and Consents.

(a)            The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and their obligations hereunder will not, (i) assuming receipt of the Shareholder Approval, conflict with or violate any provision of (A) the Company Governing Documents, or (B) any equivalent organizational or governing documents of any other Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained, all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Acquired Companies or by which any property or asset of the Acquired Companies is bound, or (iii) except as set forth in Section 4.3(a)(iii) of the Company Disclosure Letter, require any consent or approval (except as contemplated by Section 4.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of any of the Acquired Companies under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien (other than a Permitted Encumbrance) on any property or asset of the Acquired Companies pursuant to, any Material Contract or Permit (as defined herein) to which any of the Acquired Companies is a party, except, as to clauses (i)(B), (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)            The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by the Company, except (i) the filing with the SEC of the Proxy Statement and such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MRL and the MLLCA, (iii)  such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (iv) the consents, authorizations, orders or approvals of each Governmental Authority listed in Section 8.1(a) of the Company Disclosure Letter, and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.4             Capital Structure.

(a)            The authorized shares of beneficial interest of the Company consist of 1,400,000,000 shares, of which (x) 600,000,000 are designated as Company Common Shares, (y) 100,000,000 are designated as preferred shares of beneficial interest, par value $0.0001 per share (“Company Preferred Shares”), and (z) 700,000,000 shares are designated as excess shares of beneficial interest ((x)-(z), collectively, the “Company Capital Shares”). As of the close of business on July 17, 2026 (the “Capitalization Date”), (i) 58,040,726 Company Common Shares were issued and outstanding, (ii) 1,935,375 Company Preferred Shares were issued and outstanding, all of which are designated as Company Series C Preferred Shares, (iii) Company Restricted Share Awards covering 916,538 unvested Company Common Shares were issued and outstanding, (iv) 199,932 Company Common Shares were reserved for issuance under the ESPP, (v) 553,333 Company Common Shares were reserved for issuance under the Company’s direct share purchase plan, (vi) 7,936,507 Company Common Shares were reserved for issuance pursuant to the Company’s at-the-market equity offering program, (vii) 800,205 Company Common Shares were reserved for issuance pursuant to future awards under the Incentive Plan, (viii) 861,158 Company Common Shares were reserved for issuance upon conversion of the outstanding Company Series C Preferred Shares, and (ix) 1,089 Company Common Shares were reserved for issuance in connection with the Company’s reverse stock split that was effectuated on November 10, 2025. All of the outstanding Company Capital Shares are duly authorized, validly issued, fully paid and nonassessable. From the close of business on the Capitalization Date until the date of this Agreement, no Company Common Shares, Company Preferred Shares or Company Restricted Share Awards have been issued, awarded or granted. Except as set forth in this Section 4.4(a), there are no other outstanding Company Capital Shares as of the close of business on the Capitalization Date. As of the Capitalization Date, the Conversion Rate (as defined in the Company Declaration) for the Company Series C Preferred Shares was 0.487 shares of Company Common Shares per Company Series C Preferred Share.

(b)            Section 4.4(b) of the Company Disclosure Letter sets forth the following information with respect to outstanding Company Restricted Share Awards as of the close of business on the Capitalization Date: (i) the name (or employee identification number) of the holder thereof; (ii) the number of Company Common Shares underlying such Company Restricted Share Award; (iii) the grant date, (iv) the amount of any accrued but unpaid dividends associated with such Company Restricted Share Award, and (v) the expiration date (if any).

(c)            All of the outstanding shares of capital stock of each Subsidiary of the Company that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding equity interests in each Subsidiary of the Company that is a partnership or limited liability company are duly authorized and validly issued. All outstanding shares of capital stock of, or equity interests in, each Subsidiary of the Company that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable, as applicable. Except as set forth on Section 4.4(c) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding capital stock of, or equity interests in, each Subsidiary of the Company, free and clear of all Liens, other than Permitted Encumbrances and for Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws. Section 4.4(c) of the Company Disclosure Letter sets forth the respective ownership percentages of the members in each joint venture Subsidiary of the Company and each Unconsolidated JV as of the date hereof.

(d)            As of the close of business on the Capitalization Date, there are no bonds, debentures, notes or other Indebtedness having general voting rights (or that are convertible into securities having such rights) of the Acquired Companies (“Voting Debt”) issued and outstanding. Except for (i) Company Restricted Share Awards (and any related accrued but unpaid dividends), (ii) the Company Series C Preferred Shares and (iii) as set forth on Section 4.4(d) of the Company Disclosure Letter, as of the close of business on the Capitalization Date (and Company Common Shares issuable on the vesting or settlement thereof, as applicable), there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, share appreciation rights, phantom shares, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Acquired Companies is a party or by which any of them is bound obligating any of the Acquired Companies to (A) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares or other equity interests or phantom shares or other contractual rights the value of which is determined in whole or in part by the value of any equity security of any of the Acquired Companies or securities convertible into or exchangeable for such shares or equity interests, (B) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, share appreciation rights, phantom shares, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments, or (C) redeem, repurchase or otherwise acquire any such shares, Voting Debt or other equity interests.

(e)            The Company is not party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any Company Common Shares or Company Preferred Shares. Except as set forth in Section 4.4(e) of the Company Disclosure Letter, none of the Acquired Companies has granted any registration rights on Company Capital Shares. No Company Capital Shares are owned by any Subsidiary of the Company.

(f)            The Company does not have a “poison pill” or similar shareholder rights plan.

(g)            All dividends or other distributions on Company Common Shares, all dividends or other distributions on Company Series C Preferred Shares, and any material dividends or other distributions on any securities of any Subsidiary of the Company, which have been authorized or declared prior to the date hereof, have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable). As of the date of this Agreement, full cumulative dividends on the Company Series C Preferred Shares for all past dividend periods have been declared and paid in cash. There has been no repurchase of Company Capital Shares between the close of business on the Capitalization Date and the date of this Agreement.

Section 4.5             SEC Documents; Financial Statements; Internal Controls; Off-Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)            The Company has timely filed with, or furnished (on a publicly available basis) to, the SEC, or, with respect to any late disclosure, timely responded to the SEC or subsequently filed, all forms, documents, statements, schedules and reports required to be filed or furnished by the Company under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) since the Lookback Date (the forms, documents, statements and reports filed or furnished with the SEC on or after the Lookback Date and those filed or furnished with the SEC since the date of this Agreement, if any, including any amendments or supplements thereto, the “Company SEC Documents”). As of their respective filing or furnishing dates (or the date of their most recent amendment, supplement or modification), the Company SEC Documents (i) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. As of the date of this Agreement, to the Knowledge of the Company, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Documents and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review. As of the date hereof, no Subsidiary of the Company is separately required to file any form or report with the SEC pursuant to the periodic and current disclosure requirements under Section 13(a) or Section 15(d) of the Exchange Act.

(b)            The consolidated audited and unaudited financial statements of the Company and the consolidated Subsidiaries of the Company included, or incorporated by reference, in the Company SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later Company SEC Documents), (i) complied as to form, as of their respective dates, in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form under the Exchange Act), and (iii) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of the Company and the consolidated Subsidiaries of the Company, taken as a whole, as of their respective dates and the consolidated results of operations of the Company and the consolidated Subsidiaries of the Company for the periods presented therein.

(c)            The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to provide reasonable assurance that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company has designed and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the consolidated Subsidiaries of the Company.

(d)            Except as set forth on Section 4.5(d) of the Company Disclosure Letter, none of the Acquired Companies is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any securitization transaction or “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K of the SEC), where the result, purpose or intended effect of such transaction or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Acquired Companies in the Company’s audited financial statements or other Company SEC Documents.

(e)            Neither the Company nor any Subsidiary of the Company is required to be registered as an investment company under the Investment Company Act.

(f)            Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the Lookback Date, none of the Acquired Companies has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or trustee of the Company.

(g)            Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Lookback Date, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any trustee, director, Officer, employee, auditor, accountant or Representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of duty or similar violation by the Company or any of its Subsidiaries or any of their respective trustees, Officers, directors, employees or agents to the Company Board or any committee thereof or to any trustee or Officer of the Company or any of its Subsidiaries.

Section 4.6             Absence of Certain Changes or Events. Except as set forth in Section 4.6 of the Company Disclosure Letter, since March 31, 2026 through the date of this Agreement, (a) the Acquired Companies have conducted their respective business in all material respects in the ordinary course of business and (b) there has not been any Company Material Adverse Effect.

Section 4.7             No Undisclosed Liabilities. Except (a) as specifically disclosed or reflected and, if required, reserved against in the financial statements or in the notes thereto contained in the Company SEC Documents, (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, (c) for liabilities or obligations incurred in the ordinary course of business since March 31, 2026, or (d) liabilities that would not, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect, none of the Acquired Companies has any liabilities of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP or obligations or Indebtedness (whether accrued, absolute, contingent or otherwise).

Section 4.8             Permits; Compliance with Law.

(a)            Except for Property compliance and Environmental Permits, which are addressed solely in Section 4.10(a) and Section 4.11, respectively, each of the Acquired Companies is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, Orders, franchises, certifications and clearances of any Governmental Authority necessary for such Acquired Company to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted (the “Permits”), and all such Permits are valid and in full force and effect, and are sufficient for the operation of the business as presently conducted by the Acquired Companies, except where the failure to be in possession of, or the failure to be valid or in full force and effect of or the sufficiency of, any of the Permits, individually or in the aggregate, would not have, and would not reasonably be expected to have a Company Material Adverse Effect. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no event has occurred with respect to any of the Permits which permits, or after notice or lapse of time or both would permit, revocation, suspension or termination thereof or would result in any other material impairment of the rights of the holder of any such Permits. To the Knowledge of the Company, there is not pending any applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of the Acquired Companies that impairs the validity of any Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any Permit, except where the impairment or revocation of any such Permit, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect. None of the Acquired Companies has, since the Lookback Date: (i) received any written notice from any Governmental Authority regarding any material violation by any Acquired Company of any Law; or (ii) provided any written notice required by applicable Law to any Governmental Authority regarding any material violation by an Acquired Company of any Law, which notice in either case remains outstanding or unresolved as of the date hereof, except for such notices that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)            None of the Acquired Companies is in, nor since the Lookback Date has received written notice of, default or violation of (i) any Law applicable to any of the Acquired Companies or by which any property or asset of any of the Acquired Companies is bound or (ii) any Permits, except, in each case, for any such conflicts, defaults, non-compliances, violations or investigations that have been cured, or that, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company has not received written notice from any Governmental Authority of any investigations the outcomes of which, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c)            Except as, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect, in the last five (5) years, none of the Acquired Companies, nor, to the Knowledge of the Company, any of their respective Officers, trustees or directors, (in their capacity as such), has (i) violated any Anti-Corruption Laws applicable to such person, (ii) been in violation of Sanctions or knowingly conducted any business or transaction with or involving any Sanctioned Jurisdiction or Sanctioned Person or (iii) been a Sanctioned Person. To the Knowledge of the Company, in the last five (5) years, neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Authority of any pending formal investigation, enforcement proceeding or other regulatory action by any Governmental Authority regarding any violation or alleged violation of Anti-Corruption Laws or Sanctions.

Section 4.9             Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement. There is no other Action (excluding the Actions of the nature described in the prior sentence) pending or, to the Knowledge of the Company, threatened in writing against any of the Acquired Companies that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. None of the Acquired Companies, nor any of their respective properties or assets, is named in or subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 4.10           Properties.

(a)            Subject to the immediately succeeding sentence, Section 4.10(a) of the Company Disclosure Letter lists the Company Properties and sets forth the applicable Acquired Company that owns (or leases, as applicable, and as indicated) each such property. Subject to (i) debt and other matters set forth in Section 4.10(a) of the Company Disclosure Letter and (ii) Permitted Encumbrances, the Acquired Companies own marketable fee simple title to, or a valid leasehold interest in, the Company Properties, in each case free and clear of Liens. Except as, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect: (i) to the Knowledge of the Company as of the date hereof, none of the Acquired Companies has received written notice of any violation of any Law affecting any portion of any of the Company Properties issued by any Governmental Authority that have not been cured or contested in good faith and (ii) to the Knowledge of the Company as of the date hereof, none of the Acquired Companies has received written notice to the effect that there are (A) condemnation, rezoning or other public land use proceedings from any Governmental Authority that are pending or threatened with respect to any of the Company Properties or (B) zoning, building or similar Laws, codes, ordinances, Orders or regulations that are violated by the operation or use of any buildings or other improvements on any of the Company Properties as currently conducted.

(b)           To the Knowledge of the Company, as of the date hereof, the Company has delivered to or made available to Parent correct and complete, in all material respects, copies of each lease pursuant to which an Acquired Company is a lessor, which demises more than 250,000 rentable square feet, together with all material amendments and modifications thereto and all guarantees thereof (if any) (collectively, the “Material Company Leases”). Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, each Material Company Lease is in full force and effect and no Acquired Company nor, to the Knowledge of the Company, any other party to a Material Company Lease, is in default beyond any applicable notice and cure period under any Material Company Lease and, to the Knowledge of the Company, there exists no event which, with notice or lapse of time or both, would constitute a material default thereunder by any Acquired Company or that would reasonably be expected to result in termination thereof by the tenant or, to the Knowledge of the Company, any other party thereto, and no Acquired Company has received any written notice from the tenant of any such default or potential default. Except as set forth on Section 4.10(b) of the Company Disclosure Letter or except as has been resolved prior to the date hereof, as of the date of this Agreement, no Acquired Company has received notice of any insolvency or bankruptcy proceeding (or threatened proceedings) involving any tenant under any Material Company Lease where such proceeding remains pending, except, in each case, as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, the Company has delivered or made available to Parent correct and complete copies of each ground lease pursuant to which an Acquired Company is the ground tenant, together with all material amendments and modifications thereto (collectively, the “Ground Leases”); provided, however, that the term “Ground Leases” shall not include any ground lease entered into primarily for the purpose of obtaining tax incentives where the applicable Acquired Company has the option to purchase the underlying property for a nominal amount. To the Knowledge of the Company, each Ground Lease is in full force and effect and no Acquired Company nor any other party to a Ground Lease, is in material default beyond any applicable notice and cure period under any Ground Lease and, to the Knowledge of the Company, there exists no event which, with notice or lapse of time or both, would constitute a material default thereunder by any Acquired Company or that would reasonably be expected to result in termination thereof by the ground lessor, and no Acquired Company has received any written notice from the ground lessor of any such material default or potential default.

(c)           The Acquired Companies have marketable title to, or a valid and enforceable leasehold interest in, all material personal property owned, used or held for use by them, except in each case, as would not reasonably be expected, individually or in the aggregate to have a Company Material Adverse Effect. The Acquired Companies’ ownership of any such personal property is not subject to any Liens, other than Permitted Encumbrances, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(d)           A rent roll for each Company Property as of July 18, 2026 is set forth in Section 4.10(d) of the Company Disclosure Letter, which sets forth the identity of the tenant, the lease start date and expiration date, approximate square feet of rentable area, usable acres or leasable area, and monthly rent, which is true and correct as to the information thereon as of the date stated thereon, except, in each case, as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(e)           With respect to each Company Property, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, no written claim has been made against an owner’s or leasehold policy of title insurance by any Acquired Company, that to the Knowledge of the Company, remains outstanding.

(f)            Except as set forth on Section 4.10(f) of the Company Disclosure Letter or as set forth in the Material Company Leases, as of the date of this Agreement, neither the Company nor any Acquired Company has entered into any written agreement pursuant to which the Company or any such Acquired Company is obligated to purchase or sell any interest in real property on or after the date of this Agreement. Except as set forth on Section 4.10(f) of the Company Disclosure Letter or as set forth in the Material Company Leases, and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, neither the Company nor any Acquired Company has granted any unexpired options, rights of first offer or rights of first refusal to purchase or otherwise convey any real property interest in the Company Property or any portion thereof. To the Knowledge of the Company, there are no brokerage commissions or brokerage fees which are now due or which may be due in the future relating to the purchase or sale of any interest(s) in real property or to any of the Material Company Leases, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g)           To the Knowledge of the Company, Section 4.10(g) of the Company Disclosure Letter lists in all material respects each Company Property which is under development, the contract amount for which exceeds $5,000,000 and is ongoing as of the date hereof, and describes the general status of such development or capital improvement work, as of the date hereof.

Section 4.11           Environmental Matters. Except as set forth on Section 4.11 of the Company Disclosure Letter or as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, since the Lookback Date or such shorter period of its ownership of a Company Property: (a) no Acquired Company has received written notice from any Governmental Authority that such Acquired Company, as to its respective Company Property, is not in compliance with all Environmental Laws and all applicable Environmental Permits; (b) to the Knowledge of the Company, each of the Acquired Companies is in possession of all Environmental Permits necessary for such Acquired Company to own, lease and, to the extent applicable, operate its Company Property or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect with all necessary applications for renewal thereof having been timely filed; (c) the Acquired Companies, as to their respective Company Properties, have not received written notice from any Governmental Authority that any and all Hazardous Substances disposed of by any of the Acquired Companies were not done so in accordance with all applicable Environmental Laws and Environmental Permits; (d) the Acquired Companies, as to their respective Company Properties, have not received any written notice, demand, letter, claim or request from any Governmental Authority for information alleging any violation by any Acquired Company of, or liability of any Acquired Company under, applicable Environmental Law; and (e) to the Knowledge of the Company, the Acquired Companies as to their respective Company Properties, are not subject to any Order, writ, judgment, injunction, decree, stipulation, determination, administrative action, or award by any Governmental Authority pursuant to any Environmental Laws or any Environmental Permit (other than any such Order, writ, judgment, injunction, decree, stipulation, determination, administrative action, or award arising out of or relating to the acts or omissions of any current or former tenant, subtenant, or other occupant of any Company Property).

Section 4.12           Material Contracts.

(a)           All Contracts, including amendments thereto, required to be filed with the SEC as an exhibit to any Company SEC Documents filed on or after the Lookback Date pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts shall be deemed to have been made available to Parent.

(b)           Section 4.12(b) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of, and the Company has made available to Parent a true, correct and complete copy of, each Contract (other than a Company Benefit Plan and a Material Company Lease) in effect as of the date hereof to which any of the Acquired Companies is a party that:

(i)              is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii)             is required to be described pursuant to Item 404 of Regulation S-K promulgated under the Securities Act;

(iii)            contains any non-compete, non-solicit, “most favored nation” or exclusivity provisions in favor of an unaffiliated party with respect to any line of business or geographic area that restricts the business of the Acquired Companies in any material respect, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by the Acquired Companies or the geographic area in which the Acquired Companies may conduct business in any material respect, except in each case for (A) any Contracts that may be cancelled by the Acquired Companies without material liability to an Acquired Company upon notice of sixty (60) days or less and (B) customary non-disclosure or confidentiality agreement;

(iv)            constitutes an Indebtedness obligation for borrowed money of the Acquired Companies that (A) has an outstanding principal amount as of the date hereof greater than $1,000,000, (B) is secured, by a Company Property or a pledge of the equity ownership interests therein, or (C) relates to any interest rate caps, interest rate collars, swaps or hedging, other than (x) any Contract in respect of a real property lease or obligations thereunder, (y) surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business in each case to the extent not drawn upon and (z) any Contract solely among or between Company and any Wholly Owned Company Subsidiary;

(v)             requires the Acquired Companies to purchase or sell, as applicable, equity interests of any Person or assets, including through a pending purchase or sale of assets, merger, consolidation or similar business combination transaction, that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value or purchase price in excess of $1,000,000;

(vi)            sets forth the operational or governance terms of a joint venture, partnership, limited liability company or strategic alliance of the Acquired Companies, including for each of the Unconsolidated JVs and any other joint venture that is material to the Acquired Companies, taken as a whole (collectively, the “Joint Venture Agreements”);

(vii)           relates to the settlement (or proposed settlement) of any pending or threatened Action, in writing, other than any settlement that is covered by insurance or indemnification, or provides solely for the payment of less than $250,000 and does not contain, in each case, any ongoing obligations, restrictions on the Acquired Companies’ business operations, or admissions of fault;

(viii)          involves, by its terms, either (A) annual receipts by an Acquired Company of more than $500,000 or (B) annual payments by any Acquired Company of more than $500,000, in each case, received or incurred in the fiscal year ended December 31, 2025, or reasonably expected to be received or incurred in the fiscal year ending December 31, 2026, and which is not terminable by an Acquired Company for convenience without penalty; provided that the foregoing clause (A) shall not apply to any Contract relating to real property (including leases, subleases, licenses, services, constructions, or other occupancy agreements); and provided, further, that foregoing clause (B) shall not apply to any Contract where a tenant is obligated under its lease to make such payment on behalf of an Acquired Company or reimburse an Acquired Company for such payment;

(ix)            relates to an acquisition, divestiture, merger or similar transaction that has continuing material indemnification, guarantee, “earn-out” or other contingent payment obligations on an Acquired Company, other than pursuant to customary non-disclosure or confidentiality agreements;

(x)             other than Contracts for ordinary repair, replacement, and maintenance, any Contract relating to the development or construction of, or renovations, additions or expansions to, the Company Properties, under which any Acquired Company has obligations individually of $500,000 or more;

(xi)            any Contract with respect to an Affiliate Transaction;

(xii)           is a collective bargaining agreement with any trade union, works council or other labor organization; or

(xiii)          grants (A) to an Acquired Company any license or other right with respect to material Intellectual Property (other than (1) non-exclusive licenses of commercially available “off-the-shelf” software, (2) non-exclusive licenses of other Intellectual Property available at no cost or that are generally commercially available on standard terms, (3) non-exclusive licenses of Intellectual Property that are merely incidental to the transaction contemplated by the applicable Contract entered into in the ordinary course of business, and (4) any other non-exclusive licenses for Intellectual Property with an annual cost of $100,000 or less) or (B) to any third party any license or other right with respect to material Owned IP (except for (1) non-exclusive licenses granted to customers, vendors and service providers of any Acquired Company entered into in the ordinary course of business and (2) non-exclusive licenses of Intellectual Property that are merely incidental to the transaction contemplated by the applicable Contract entered into in the ordinary course of business).

(c)            Each Contract in any of the categories set forth in Section 4.12(a) and (b) to which any of the Acquired Companies is a party or by which it is bound as of the date hereof is referred to herein as a “Material Contract”.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is legal, valid, binding and enforceable on each Acquired Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) and (ii) each Acquired Company has performed all obligations required to be performed by it prior to the date hereof under each Material Contract and, to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Material Contract prior to the date hereof. None of the Acquired Companies nor, to the Knowledge of the Company, any other party thereto, is in breach or violation of, or default under, any Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Material Contract, except in each case where such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of the Acquired Companies has received notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except as, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect, there are no disputes pending, or, to the Knowledge of the Company, threatened with respect to any Material Contract, and none of the Acquired Companies has received any written notice of the intention of any other party to a Material Contract to terminate for default, convenience or otherwise any Material Contract.

(e)            Section 4.12(e) of the Company Disclosure Letter lists each management agreement pursuant to which any third party manages or operates any of the Company Properties on behalf of any Acquired Company, and describes the property that is subject to such management agreement, the applicable Acquired Company that is a party and the date of such management agreement (collectively, the “Management Agreements”). True, correct and complete copies of all Management Agreements as of the date hereof (together with all amendments, guaranties and other related agreements) have been made available to Parent. As of the date hereof, each Management Agreement is valid, binding and in full force and effect as against the applicable Acquired Company and, to the Knowledge of the Company, as against the other party thereto. None of the Acquired Companies have received notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages to any third-party manager or operator, except for fees or damages that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.13           Taxes.

(a)            Each Acquired Company has timely filed with the appropriate Governmental Authority all annual income and any other material Tax Returns required to be filed, taking into account any valid extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Each Acquired Company has duly paid (or there has been paid on its behalf) all material Taxes required to be paid by them (whether or not shown on a Tax Return) and adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing. No written claim has been proposed, or threatened, by any Governmental Authority in any jurisdiction where the Acquired Companies do not file Tax Returns that any Acquired Company is or may be subject to a material Tax by such jurisdiction.

(b)           The Company (i) for all taxable years beginning with the taxable year ended December 31, 1993 through the taxable year ended December 31, 2025, has been organized and operated in conformity with the requirements to qualify as a REIT under the Code and has been subject to U.S. federal taxation as a REIT within the meaning of Section 856 of the Code, (ii) for its taxable year beginning on January 1, 2026 has been organized and operated, and will continue to operate, for the short taxable year of the Company that ends at the Effective Time, in conformity with the requirements to qualify as a REIT under the Code, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in the Company’s failure to qualify as a REIT and, to the Knowledge of the Company, no challenge to the Company’s status or qualification for taxation as a REIT is pending or threatened.

(c)           The classification of the Acquired Companies for U.S. federal income tax purposes as of the date of this Agreement is provided in Section 4.13(c) of the Company Disclosure Letter. Each entity that is listed in Section 4.13(c) of the Company Disclosure Letter as a disregarded entity for U.S. federal income tax purposes has been treated as a disregarded entity from and after the date of its formation and each entity listed in Section 4.13(c) of the Company Disclosure Letter as a partnership for U.S. federal income tax purposes has been treated as a disregarded entity or partnership from and after the date of its formation. Each entity that is listed in Section 4.13(c) of the Company Disclosure Letter as a corporation has, since the later of the date of its formation or the date on which the Company acquired an interest in such entity, been treated for U.S. federal income tax purposes as a REIT, a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code as set forth on such schedule.

(d)           (i) There are no audits, investigations by any Governmental Authority or other proceedings pending with regard to any income or other material Taxes or income or other material Tax Returns of any of the Acquired Companies; (ii) no deficiency for material Taxes of any of the Acquired Companies has been claimed, proposed or assessed in writing by any Governmental Authority, which deficiency has not yet been settled, satisfied by payment, withdrawn or otherwise resolved, except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; (iii) none of the Acquired Companies has waived any statute of limitations with respect to the assessment of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency for any open tax year (other than extensions entered into in the ordinary course of business and not in connection with any audit, investigation, or proceeding); (iv) none of the Acquired Companies is currently the beneficiary of any extension of time within which to file any income Tax Return, which income Tax Return has since not been filed (other than extensions entered into in the ordinary course of business and not in connection with any audit, investigation, or proceeding); (v) none of the Acquired Companies are contesting any liability for material Taxes, and (vi) none of the Acquired Companies has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income tax Law).

(e)           The Acquired Companies have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws and has in all material respects properly completed and timely filed all IRS Forms W-2 and 1099 required with respect to each employee and independent contractor of the Acquired Companies.

(f)            None of the Acquired Companies is a party to any Tax indemnity, allocation or sharing agreement or similar arrangement, other than (i) any agreement or arrangement between any of the Acquired Companies, and (ii) provisions in commercial contracts not primarily relating to Taxes.

(g)           None of the Acquired Companies (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than an affiliated group the common parent of which is an Acquired Company), or (ii) has any liability for the Taxes of any Person (other than any Subsidiary of the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract, or otherwise.

(h)           None of the Acquired Companies has participated in any “reportable transaction” (other than a “loss transaction”) within the meaning of Treasury Regulations Section 1.6011-4(b).

(i)            For all taxable years commencing with the taxable year ended December 31, 2016, the Company has not incurred (i) any liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A) (prohibited transactions), 857(b)(7) (redetermined rents, redetermined deductions and excess interest), 857(f), 860(c) or 4981 of the Code or Treasury Regulations Sections 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, or (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs). None of the Acquired Companies have incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, ad valorem and similar property Taxes), or (B) transfer or similar Taxes arising in connection with sales of property. To the Knowledge of the Company, no event has occurred, and no condition or circumstances exists, that presents a material risk that any material liability for Taxes described clause (i) of the first sentence of this paragraph or the preceding sentence or any liability for Taxes described in clause (ii) of the first sentence of this paragraph will be imposed upon any Acquired Company.

(j)            There are no Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of the Company threatened to raise, a material claim against any Acquired Company for any breach of any Tax Protection Agreements. As used herein, “Tax Protection Agreements” means any written agreement to which any Acquired Company is a party pursuant to which: (i) any liability to holders of interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement, or (ii) in connection with the deferral of income Taxes of a holder of interests in a Company Subsidiary Partnership, an Acquired Company has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, (D) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its subsidiaries, (E) use or refrain from using a particular method for allocating one or more liabilities of such Person or any of its subsidiaries under Section 752 of the Code, or (F) only dispose of assets in a particular manner. As used herein, “Company Subsidiary Partnership” means any Subsidiary of the Company that is a partnership for United States federal income tax purposes.

(k)           The Company does not have any earnings and profits attributable to a non-REIT year of any predecessor or any other corporation that would constitute “earnings and profits accumulated in any non-REIT year” (determined for purposes of Section 857(a)(2)(B) of the Code).

(l)            None of the assets of any of the Acquired Companies (other than those of any Acquired Company that is a taxable REIT subsidiary) are property held as stock in trade, inventory, or primarily for sale to customers in the ordinary course of a trade or business.

(m)           There are no Liens for Taxes upon any property or assets of the Acquired Companies except for Permitted Encumbrances.

(n)           The Company does not directly or indirectly hold any asset the disposition of which would subject it to U.S. federal, state or local tax on built-in gain pursuant to IRS Notice 88-19, Treasury Regulations Section 1.337(d)-7, or any other temporary or final regulations issued under Section 337(d) of the Code, any elections made thereunder or any similar state or local law.

(o)           No power of attorney with respect to any Tax matter is currently in force for any of the Acquired Companies.

(p)           The total adjusted tax basis of the assets of the Company exceeds the aggregate liabilities of the Company.

(q)           In the last two years, none of the Acquired Companies has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(r)            None of the Acquired Companies is subject to any private letter ruling of the Internal Revenue Service or any comparable ruling of any other Governmental Authority and has not executed or entered into any binding written agreement relating to Taxes with any Governmental Authority.

Section 4.14           Intellectual Property.

(a)           Section 4.14(a) of the Company Disclosure Letter sets forth a true and complete list of all issued, registered or applied-for Owned IP as of the date of this Agreement (collectively, the “Registered IP”), including, for each item, the record owner, jurisdiction and issuance, registration and application number, as applicable. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Registered IP is subsisting, and to the Knowledge of the Company, valid and enforceable; (ii) an Acquired Company is the sole and exclusive record owner of each item of Registered IP (free and clear of all Liens except for Permitted Encumbrances); (iii) no Acquired Company has taken any action or, to the Knowledge of the Company, failed to take any action that would reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, or invalidation of any Registered IP (including the failure to pay any filing, examination, issuance, post registration and maintenance fees, annuities and the like), other than any such action or inaction that has been remedied or is subject to available grace periods; and (iv) no Registered IP has been abandoned, cancelled or adjudicated invalid, or is subject to any outstanding order, writ, injunction, judgment, stipulation or decree materially restricting use thereof by an Acquired Company.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies solely and exclusively own the Owned IP (free and clear of all Liens except for Permitted Encumbrances), and possess valid rights pursuant to written Contracts or otherwise to use all other Intellectual Property that is used in or necessary for the conduct of the business of the Acquired Companies as currently conducted (such other Intellectual Property, together with the Owned IP, collectively, the “Company IP”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company IP shall be available for use by the Acquired Companies immediately after the Closing Date on terms and conditions substantially similar to those under which the Acquired Companies owned or were permitted to use the Company IP immediately prior to the Closing Date.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the conduct of the business of the Acquired Companies as currently conducted does not misappropriate, infringe, dilute or otherwise violate any Intellectual Property of any third party, and has not done so since the Lookback Date. To the Knowledge of the Company, no Person is misappropriating, infringing, diluting or otherwise violating any Owned IP in any manner that would be material to the Acquired Companies. Since the Lookback Date, no Acquired Company has sent or received any written (or, to the Knowledge of the Company, other) claim or notice alleging misappropriation, infringement, dilution or other violation of any Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.15           Information Privacy and Security.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies and, to the Knowledge of the Company, all third Persons that Process or have Processed Personal Information on their behalf, are and have at all times been in compliance with all applicable Information Privacy and Security Requirements. None of the Acquired Companies has received any notice, nor to the Knowledge of the Company are the Acquired Companies the subject of or have been subject to any audit or investigation, in each case regarding the Processing of Personal Information or alleging a violation of any Information Privacy and Security Requirements.

(b)           (i) The Acquired Companies have adopted and at all times maintained technical, physical, administrative and organizational policies and procedures with respect to privacy, data protection, security, confidentiality, integrity, availability and the Processing of Personal Information and Company data in the course of the operations of the Acquired Companies and designed to prevent any unlawful, accidental or unauthorized access thereto or use, disclosure, acquisition, exfiltration, theft, loss, alteration, modification, corruption, destruction, or unavailability thereof, (ii) those policies and procedures are commercially reasonable and comply with applicable Information Privacy and Security Requirements, and (iii) the Acquired Companies are in compliance in all material respects with such policies and procedures, except, for the purposes of subclause (iii) above, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, no Acquired Company has experienced an incident, including any data security breach, of any IT Assets or in which any Personal Information that is or was Processed by or on behalf of any Acquired Company that has resulted in any access, use, modification, deletion, disclosure, acquisition, exfiltration, theft, loss, alteration, destruction, unavailability or corruption unlawfully or without authorization (a “Security Incident”), nor to the Knowledge of the Company are there any facts or circumstances which could reasonably suggest the likelihood of the foregoing. No Acquired Company has notified or been required by any Information Privacy and Security Requirement to notify any Person (including any Governmental Authority) of a Security Incident.

Section 4.16           Insurance. Section 4.16 of the Company Disclosure Letter sets forth a true and complete list of all material insurance policies and all material fidelity bonds or other material insurance Contracts providing coverage for the Acquired Companies (the “Insurance Policies”). Except as, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect (a) each Insurance Policy is in full force and effect, (b) all premiums due and payable under all Insurance Policies have been paid, and (c) the Acquired Companies have otherwise complied in all material respects with the terms and conditions of all Insurance Policies and all claims, events and occurrences that may be covered under any Insurance Policy have been noticed pursuant to the conditions in such policy. From the Lookback Date, (i) no written notice of premature cancellation or termination has been received by any Acquired Company with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation and (ii) no Acquired Company has had any material claim denied, except as, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 4.17          Company Benefit Plans.

(a)           Section 4.17(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Benefit Plan (other than employment offer letters or individual independent contractor or consultant agreements substantially similar to a form provided to Parent prior to the date hereof that are terminable upon no more than thirty (30) days’ notice (or such other period provided by applicable Law) without further liability, and that do not contain any transaction, retention or similar incentives, in each case, provided that such form is set forth on Section 4.17(a) of the Company Disclosure Letter). To the extent applicable, the Acquired Companies have either delivered or made available to Parent prior to the execution of this Agreement with respect to each Company Benefit Plan scheduled on Section 4.17(a) of the Company Disclosure Letter true, correct and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten Company Benefit Plans, written descriptions thereof, (ii) the most recent determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor, (iii) the three most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (iv) the most recently prepared actuarial report and financial statements, (v) the most recent prospectus or summary plan descriptions and any material modifications thereto, (vi) all nondiscrimination and compliance testing reports for the three most recently completed plan years, (vii) IRS Forms 1094-C and sample IRS Forms 1095-C for 2023, 2024 and 2025, and (viii) all material non-routine correspondence to and from any Governmental Authority since the Lookback Date.

(b)           None of the Acquired Companies or their respective ERISA Affiliates has, during the past six (6) years, maintained, sponsored, contributed to, or participated in, has been required to contribute to or has or would reasonably expected to have any direct, indirect or contingent liability with respect to, (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “single employer” defined benefit plan within the meaning of Section 4001(a)(15) of ERISA for which any Acquired Company or any of their respective ERISA Affiliates has incurred or could incur liability under Section 4063 or 4064 of ERISA, (iii) a Multiemployer Plan, (iv) any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, or (v) any “multiple employer plan” subject to Section 413(c) of the Code, in the case of clauses (iv) and (v), other than any Company Benefit Plan maintained or provided by a professional employer organization.

(c)           No Company Benefit Plan provides for post-retirement health or welfare benefits, other than (i) health care continuation coverage required by Section 4980B of the Code (“COBRA”) or other applicable Law and for which the covered participant pays the full cost of coverage, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) pursuant to an applicable Company Benefit Plan requiring the Company or any Subsidiary to pay or subsidize COBRA premiums for a terminated employee following the employee’s termination.

(d)           Each Company Benefit Plan has been established, administered and maintained in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws. Each Company Benefit Plan is maintained in the United States and is subject only to the Laws of the United States or a political subdivision thereof. Each Company Benefit Plan that is intended to be qualified under Code Section 401(a) has received a determination from the IRS that such Company Benefit Plan is so qualified (or if it is a prototype plan, it has a favorable opinion letter, or if it is a volume submitter plan, it has a favorable advisory letter), and, to the Knowledge of the Company, nothing has occurred that has or would reasonably be expected to adversely affect the qualification of such Company Benefit Plan. To the Knowledge of the Company, no audits, investigations, Actions, suits, or claims (other than routine claims for benefits) are pending or threatened, anticipated or expected to be asserted with respect to any Company Benefit Plan.

(e)           Except as provided in Section 3.3 herein or as set forth in Section 4.17(e)(i) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (in each case, either alone or in conjunction with any other event): (A) entitle any current or former employee, individual independent contractor, Officer, trustee or director of the Acquired Companies to any severance pay, change in control, retention or similar payment under any Company Benefit Plan or any other arrangement; (B) result in any increase in payment, or acceleration of the time of payment or vesting of any compensation, equity-based award or benefit due to any current or former employee, individual independent contractor, Officer, trustee or director of the Acquired Companies under any Company Benefit Plan or any other arrangement, (C) require the funding of any Company Benefit Plan, or (D) restrict the right to amend or terminate any Company Benefit Plan. Except as set forth in Section 4.17(e)(ii) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (in each case, either alone or in conjunction with any other event) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code. As of the date hereof, neither the Company, the Company Board nor any committee of the Company Board (including the Compensation Committee) has (i) granted transaction bonuses to employees, individual independent contractors, trustees, or officers of the Acquired Companies and/or (ii) adopted a gross-up plan providing for tax indemnification, “gross-up” or similar payments in connection with Sections 280G and 4999 of the Code.

(f)            Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, all required premiums of any Acquired Company for, or contributions required to be made by any Acquired Company to, any Company Benefit Plans have been timely made in accordance with the terms of the applicable Company Benefit Plan and applicable Law or, to the extent not yet due, accrued in accordance with GAAP. No Acquired Company has incurred (whether or not assessed) any material penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and, to the Knowledge of the Company, no circumstances exist or events have occurred that could result in the imposition of any such material penalties or Taxes. There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA with respect to any Company Benefit Plan, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(g)           Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all material respects with all applicable requirements of Sections 409A of the Code and all applicable Department of Treasury guidance thereunder. The Acquired Companies have no obligation to gross-up or indemnify any Person for any Tax incurred pursuant to Section 409A or 4999 of the Code.

Section 4.18           Labor Matters.

(a)            Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies are, and have been since the Lookback Date, in compliance with all applicable Laws with respect to applicable employment and labor matters, including those relating to labor relations (including the National Labor Relations Act), collective bargaining, wages (including, but not limited to, minimum wage, meal and rest breaks and requirements of applicable wage orders), paid sick leave/time, vacation/paid time off, hours of work, holiday pay, overtime, employee classification (including, but not limited to, exempt vs. non-exempt and the classification of independent contractors), equal opportunity, discrimination, harassment, sexual harassment, retaliation, whistle-blowing, child labor, pay equity, disability rights and benefits, employee privacy leaves of absence, work authorization/visas, immigration (including collection of I-9 forms for all U.S. employees), employee safety and health (including the Occupational Safety and Health Act and any applicable state or local Laws), background checks (including, but not limited to, the Fair Credit Reporting Act and any similar state and local laws), workers’ compensation, unemployment insurance, plant closures, furloughs, and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, and any comparable state or local Law relating to plant closings and layoffs).

(b)           None of the Acquired Companies is party to any collective bargaining agreement, works council agreement or other labor union contract applicable to employees of an Acquired Company. Since the Lookback Date, no labor union has made a written pending demand for recognition or certification to the Acquired Companies, or has filed a petition or proceeding for recognition or certification with the National Labor Relations Board or any other similar Governmental Authority that has been served on one of the Acquired Companies, and, since the Lookback Date, to the Knowledge of the Company, there has been no organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any employees of any Acquired Company. Since the Lookback Date, there has not been any labor-related strike or lockout, concerted work slowdown, concerted work stoppage, or picketing or, to the Knowledge of the Company, any threat thereof, by any employees of the Acquired Companies with respect to their employment with the Acquired Companies.

Section 4.19           Related-Party Transactions. Except as described in Company SEC Documents, no agreements, arrangements or understandings between any of the Acquired Companies (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among the Acquired Companies), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC (an “Affiliate Transaction”).

Section 4.20           Brokers. Except for the fees and expenses payable to those Persons set forth on Section 4.20 of the Company Disclosure Letter, pursuant to the terms of the engagement letter between the Company and such Person, true, correct and complete copies of which have been provided to Parent prior to the date hereof), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.21           Opinion of Financial Advisor. The Company Board has received the oral opinion of BofA Securities, Inc., financial advisor to the Company, which was confirmed in writing as of the date of this Agreement, to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Merger Consideration to be paid by Parent to holders of Company Common Shares is fair, from a financial point of view, to the holders of Company Common Shares (other than Parent and its Affiliates).

Section 4.22           Takeover Statutes. Assuming the accuracy of the representations contained in Section 5.12, (a) the Company Board (or a committee thereof) has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and all other applicable similar or relevant statutes, (b) the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger, and (c) no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other similar antitakeover statutes or regulations enacted under state or federal Laws in the United States applicable to the Company (collectively, “Takeover Statutes”) are applicable to the Merger and the other transactions contemplated by this Agreement. No dissenters’, appraisal or similar rights are available to the holders of Company Common Shares or Company Series C Preferred Shares with respect to the Merger.

Section 4.23           Company Information. The information supplied or to be supplied by the Company for inclusion in the proxy statement (including any letter to shareholders, notice of meeting, or form of proxy) relating to the Shareholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will not, at the time the Proxy Statement is first disseminated to the shareholders of the Company, at the time of any amendment or supplement thereof or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent for inclusion or incorporation by reference therein. The Proxy Statement, at the time first sent or given to the shareholders of the Company, at the time of the Shareholders Meeting and at the time of any amendment or supplement thereof, will comply as to form in all material respects with the requirements of the Exchange Act.

Section 4.24           No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 4 or any document, agreement, certificate or other instrument contemplated hereby, none of the Company or any other Person on behalf of a Company has made any representation or warranty, expressed or implied, with respect to the Acquired Companies, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Acquired Companies. In particular, without limiting the foregoing disclaimer, none of the Company or any other Person on behalf of a Company makes or has made any representation or warranty to any Parent Party or any of their respective Affiliates or Representatives with respect to any oral or written information presented to the Parent Parties or any of their respective Affiliates or Representatives in the course of their due diligence of the Company, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement, except for the representations and warranties made by the Company in this Article 4 or any document, agreement, certificate or other instrument contemplated hereby. Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of the Parent Parties or any other Person on behalf of a Parent Party has made or is making any representations or warranties relating to the Parent Parties whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article 5 or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Parent Party furnished or made available to the Company or its Representatives.

Article 5
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

The Parent Parties hereby jointly and severally represent and warrant to the Company, as follows:

Section 5.1             Organization and Qualification.

(a)            Each of the Parent Parties is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdictions of its formation or organization, as the case may be, and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of the Parent Parties is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Parent Material Adverse Effect. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and it has not conducted any business prior to the date hereof and, as of the date hereof, has no assets, liabilities, or obligations of any nature other than those incident to its formation and in connection with the transactions contemplated by this Agreement.

(b)           Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and Merger Sub has not conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby and thereby, and prior to the Effective Time, Merger Sub will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

Section 5.2            Authority.

(a)           Parent has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered on behalf of the Parent Parties, and assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of the Parent Parties, enforceable against the Parent Parties on and in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)           Merger Sub has the limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Merger Sub, and no other proceedings on the part of Merger Sub are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement.

Section 5.3             No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by each of the Parent Parties do not, and the performance of this Agreement and its obligations hereunder will not, (a) conflict with or violate any provision of the governing documents of any Parent Party, or (b) conflict with or violate any Law applicable to any Parent Party. Except as may be required by the Exchange Act, the MRL, the MLLCA or any applicable antitrust Laws, none of the Parent Parties is required to make any filing with or to obtain any consent from any Person at or prior to the Effective Time in connection with the execution and delivery of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Merger, except where the failure to make any such filing or obtain any such consent would not have a Parent Material Adverse Effect. No vote of Parent’s equity holders is necessary to approve the Merger or to approve any of the other transactions contemplated by this Agreement.

Section 5.4             Sufficiency of Funds

(a)            Parent has received and accepted, and has delivered to the Company true, correct and complete fully executed copies of (i) the Equity Commitment Letters, pursuant to which the Guarantors or one or more of their respective Affiliates have committed to invest, subject to the terms and conditions therein, cash in the respective amounts set forth therein (being collectively referred to as the “Equity Financing”), and (ii) the Debt Commitment Letters pursuant to which the Debt Financing Sources have committed to provide, on the terms and subject only to the conditions expressly stated therein, debt financing to Parent or its Affiliates in the amounts set forth therein (the debt financing committed pursuant to the Debt Commitment Letters being collectively referred to as the “Debt Financing” and, together with the Equity Financing, the “Financing”). As of the date hereof, none of the Financing Commitment Letters has been withdrawn, terminated, repudiated, rescinded, supplemented, amended or modified and no terms thereunder have been waived, in each case, except as permitted by Section 7.12(c) and no such withdrawal, termination, repudiation, rescission, supplement, amendment, modification or waiver is contemplated.

(b)           Parent or Merger Sub has fully paid any and all commitment fees or other fees due as of or prior to the date hereof in connection with the Financing Commitment Letters. The net proceeds contemplated by the Financing Commitment Letters (both before and after giving effect to any “flex” provisions contained in the Debt Commitment Letters) in the aggregate will be sufficient for the Parent Parties and the Surviving Entity to pay all amounts required to be paid by them on the Closing Date in connection with the Merger and Financing Commitment Letters (including payment of the Merger Consideration, payment of the Series C Preferred Consideration, repayment or refinancing of debt of any Acquired Company contemplated by this Agreement or the Debt Commitment Letters, payment of all amounts contemplated by Section 3.3, in each case, on the Closing Date, and payment of all other fees and Expenses and obligations required to be paid or satisfied by Parent or Merger Sub on the Closing Date in connection with the Merger and the Financing) (the “Required Amount”).

(c)           As of the date of this Agreement, the Financing Commitment Letters are each in full force and effect and each Financing Commitment Letter is (i) a legal, valid and binding obligation of Parent, Merger Sub and (to the Knowledge of Parent) each of the other parties thereto, and (ii) enforceable in accordance with its respective terms against Parent, Merger Sub and (to the Knowledge of Parent) each of the other parties thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). As of the date of this Agreement, assuming the conditions in Article 8 are satisfied as of the Closing, Parent has no reason to believe (and is not aware of any fact, occurrence or condition) that (x) any of the conditions to the funding of the full amount of the Financing will not be satisfied on a timely basis on or prior to the Closing Date, (y) that any Debt Financing Source or Guarantor intends not to fund its respective portion of the Financing or the Guarantee or (z) that the full amount of the Financing will not be available to Parent or Merger Sub on the Closing Date. The Financing Commitment Letters contain all of the conditions precedent and other conditions and contingencies to the obligations of the parties thereunder to make the full amount of the Financing available to Parent or its Affiliates on the terms therein. Other than any agreements or arrangements solely between the Guarantors, there are no side letters or other agreements, arrangements or understandings (written or oral) to which Parent or any of its Affiliates is a party related (directly or indirectly) to the Financing or the Guarantee, other than as expressly set forth in the Financing Commitment Letters.

(d)           The obligations of the Parent Parties under this Agreement are not subject to any conditions regarding Guarantors’, Parent’s, Merger Sub’s, their respective Affiliates’ or any other Person’s (including, for the avoidance of doubt, the Acquired Companies’) ability to obtain the Financing.

Section 5.5             Solvency. Assuming (a) satisfaction or waiver of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the Merger, including the Financing and the payment of the Merger Consideration, (b) any repayment or refinancing of debt contemplated in this Agreement or the Financing Commitment Letters, (c) the accuracy of the representations and warranties of the Company set forth in Article 4 hereof, (d) payment of all amounts required to be paid in connection with the consummation of the Merger and the Financing, and (e) payment of all related fees and Expenses, and the payment of all amounts contemplated by Section 3.3, each of Parent and the Surviving Entity will be Solvent as of the Effective Time and immediately after the consummation of the Merger. For purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.6             Guarantees. Parent has furnished the Company with a duly executed, accurate and complete copy of each Guarantee. Each Guarantee is in full force and effect as of the date hereof. Each Guarantee is (a) a legal, valid and binding obligation of the applicable Guarantor, subject to such Guarantor’s obligations set forth therein and (b) enforceable in accordance with its respective terms against such Guarantor, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). As of the date of this Agreement, there is no breach or default under any Guarantee by the applicable Guarantor, and no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) thereunder by the applicable Guarantor. As of the date of this Agreement, assuming the conditions in Section 8.1 and Section 8.3 are satisfied as of the Closing, Parent does not have any reason to believe that any of the conditions to providing any Guarantee will not be satisfied on a timely basis on or prior to the Closing Date or that the full amount of each Guarantee will not be available to Parent on the Closing Date. As of the date of this Agreement, neither Parent nor Merger Sub is aware of any fact, event or other occurrence that makes any of the representations or warranties of Parent or Merger Sub in any Guarantee misleading or inaccurate in any material respect. Each Guarantee contains all of the conditions precedent and other conditions and contingencies to the obligations of the parties thereunder to make the full amount of such Guarantee available to Parent on the terms therein. There are no side letters or other agreements, arrangements or understandings (written or oral) to which Parent or any of its Affiliates is a party related (directly or indirectly) to terms that could adversely affect the conditionality, amount, timing, availability or termination of any Guarantee other than as expressly set forth in the Guarantees.

Section 5.7             Absence of Certain Agreements. As of the date hereof, none of the Parent Parties nor any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (a) with any bank or investment bank or other potential provider of debt or equity financing on an exclusive basis in connection with any transaction involving the Company (or otherwise on terms that would prohibit such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or any of the Company Subsidiaries), except for such actions which the Company has previously agreed in writing and, in the case of debt financing providers, customary “tree” arrangements, (b) pursuant to which any shareholder of the Company would be entitled to receive, in respect of Company Common Shares, consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve the Merger or has agreed to vote against any Superior Proposal, or (c) pursuant to which any shareholder of any Acquired Company has agreed to make an investment in, or contribution to, any of the Parent Parties in connection with the transactions contemplated by this Agreement, in each case that would not terminate and be void concurrently with any termination of this Agreement. As of the date hereof, there are no agreements, arrangements or understandings (in each case, whether oral or written) between the Parent Parties, the Guarantors or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, that relate in any way to, or are in connection with, the transactions contemplated by this Agreement.

Section 5.8             Litigation. There is no material Action or investigation against any of the Parent Parties pending or, to the knowledge of the Parent Parties, threatened before any Governmental Authority, and, to the knowledge of the Parent Parties, there is no basis for any such action, suit, proceeding or investigation that is expected to have a Parent Material Adverse Effect. None of the Parent Parties has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of such Parent Party that is expected by Parent to have a Parent Material Adverse Effect.

Section 5.9             No Vote of Parent Equityholders. Except for the approval of the Merger and the other transactions contemplated by the Agreement by Parent as the sole direct or indirect equityholder of Merger Sub, no vote of the equityholders of Parent or Merger Sub, or the holders of any other securities of any of them (equity or otherwise), is required by any applicable Law, the organizational documents of Parent or Merger Sub or the applicable rules of any exchange on which securities of Parent are traded in order for Parent to consummate the Merger and other transactions contemplated by this Agreement that has not been obtained prior to the date of this Agreement.

Section 5.10           Compliance. Each of the Parent Parties is in, and since the Lookback Date has been in, compliance with all Laws applicable to its businesses and operations, except where the failure to comply with such Laws has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of the Parent Parties, and none of their operations or businesses, has, since the Lookback Date: (a) received any written notice from any Governmental Authority regarding any material violation by the Parent Parties of any Law; or (b) provided any written notice to any Governmental Authority regarding any material violation by any of the Parent Parties of any Law, which notice in either case remains outstanding or unresolved as of the date hereof, except for such notices that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11           Brokers. No broker, investment banker, financial advisor or other Person that has been retained by or is authorized to act on behalf of the Parent Parties is entitled to any broker’s, finder’s or other similar fee or commission payable by the Company or any of its Affiliates or any of their respective shareholders in connection with the Merger and the other transactions contemplated by this Agreement.

Section 5.12           Takeover Statutes. None of the Parent Parties or any of their respective Affiliates or Associates, within the past two (2) years, has beneficially owned (as defined in Rule 13d-3 under the Exchange Act) any Company Capital Shares or any securities that are convertible into or exchangeable or exercisable for Company Capital Shares, or holds any rights to acquire or vote any Company Capital Shares other than pursuant to this Agreement. For purposes of this Section 5.12, the terms “Affiliate”, “Associate” and “beneficially owned” shall have the meanings given to such terms in Title 3, Subtitle 6 of the MGCL.

Section 5.13           Information Supplied. None of the information supplied or to be supplied in writing on or behalf of the Parent Parties or any of their respective Subsidiaries for inclusion or incorporation by reference in the Proxy Statement (including any letter to shareholders, notice of meeting, or form of proxy) will, at the time it is first mailed to the Company’s shareholders, and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to information supplied to Parent by the Company or its Representatives.

Section 5.14           No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 5 or any document, agreement, certificate or other instrument contemplated hereby, none of the Parent Parties or any other Person on behalf of a Parent Party has made any representation or warranty, expressed or implied, with respect to the Parent Parties or any of their respective Subsidiaries, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Parent Parties or any of their respective Subsidiaries. In particular, without limiting the foregoing disclaimer, none of the Parent Parties or any other Person on behalf of a Parent Party makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by the Parent Parties in this Article 5 or any document, agreement, certificate or other instrument contemplated hereby, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence of the Parent Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, the Parent Parties acknowledge and agree that none of the Company or any other Person on behalf of the Company have made or is making any representations or warranties relating to the Acquired Companies whatsoever, express or implied, beyond those expressly given by the Company in Article 4 or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Acquired Company furnished or made available to the Parent Parties or any of their respective Representatives.

Article 6
COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1             Conduct of Business by the Company.

(a)           The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as expressly consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as is expressly contemplated, expressly required or expressly permitted by this Agreement, or (iv) as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each Subsidiary of the Company to (A) conduct its business in all material respects in the ordinary course, (B) use its commercially reasonable efforts to (1) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Company or any Company Subsidiary’s control excepted), (2) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with tenants and other third parties having a material business relationship with the Company, and (3) operate the Company in a manner that maintains the status of the Company as a REIT (it being agreed that no action taken or omitted to be taken by the Company, its Subsidiaries, or any of their respective Affiliates or Representatives, in order to comply, or in compliance, with this Section 6.1(a) shall constitute a breach of Section 6.1(b)).

(b)           Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except (w) to the extent required by Law, (x) as is expressly consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned, and it being understood that with respect to items requiring consent regarding the Material Company Leases if, within three (3) Business Days after Company provides written notice requesting Parent’s consent pursuant to this Section 6.1(b), Parent has not either affirmatively provided or withheld consent or reasonably requested additional information from the Company with respect to such request, then the Company may provide a second notice requesting such consent, which notice shall specifically state that it is a second notice under this Section 6.1(b), and to the extent no response is received from Parent within two (2) Business Days after Company delivers such second notice, Parent’s consent shall be deemed given), (y) as is expressly contemplated, expressly required or expressly permitted by this Agreement, any Material Company Lease, any other Contract, the Company’s budget for fiscal year 2026 (the “Company Budget”) or the budget for each Subsidiary of the Company for fiscal year 2026 (each, a “Property Budget” and, collectively, the “Property Budgets”), or (z) as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any other Subsidiary of the Company to, do any of the following:

(i)              amend or propose to amend the Company Governing Documents, whether by merger, consolidation or otherwise;

(ii)             adjust, split, combine, reclassify or subdivide any shares of beneficial interest or other equity securities or ownership interests of any Acquired Company (other than any Wholly Owned Company Subsidiary);

(iii)            declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, shares of beneficial interest, property or otherwise) with respect to Company Capital Shares or other equity securities or ownership interests in any Acquired Company or otherwise make any payment to its or their shareholders or other equity holders in their capacity as such, except for (A) the declaration and payment of dividends or other distributions to the Company by any Wholly Owned Company Subsidiary, and (B) distributions resulting from the vesting or settlement of Company Restricted Share Awards, including in connection with any dividend equivalents or distributions associated with such Company Restricted Share Awards, as applicable; (C) dividends, distributions or other payments by any joint venture Subsidiary of the Company to the extent expressly required in accordance with the terms of the applicable Joint Venture Agreements as in effect on the date of this Agreement, and (D) the declaration and payment of dividends or other distributions on or with respect to any Company Series C Preferred Shares in accordance with the terms thereof as in effect on the date of this Agreement; provided that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b), the Company and any Subsidiary of the Company shall be permitted to make distributions as set forth in Section 7.17;

(iv)            purchase, redeem, repurchase or otherwise acquire, directly or indirectly, any Company Capital Shares or other equity interests of a Subsidiary of the Company, other than in connection with (A) the forfeiture of unvested Company Restricted Share Awards and (B) as otherwise expressly permitted by Article NINTH of the Company Declaration;

(v)             issue, sell, pledge, dispose, encumber or grant any Company Capital Shares, any equity interests in the Subsidiaries of the Company or any options, warrants, convertible securities or other rights of any kind to acquire any Company Capital Shares or any equity interests in the Subsidiaries of the Company, except (A) for transactions among the Company and one or more Wholly Owned Company Subsidiaries or among one or more Wholly Owned Company Subsidiaries, (B) with respect to any joint venture Subsidiaries of the Company, to the extent expressly required in accordance with the terms of the applicable Joint Venture Agreements as in effect on the date of this Agreement, (C) as required for the conversion of the Company Series C Preferred Shares in accordance with their terms as in effect on the date hereof, or (D) as otherwise expressly permitted by this Section 6.1(b);

(vi)            acquire or agree to acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any material interests in any Person, or any real property, material assets, material property (other than real property) or any business, except (A) acquisitions by the Company or any Wholly Owned Company Subsidiary of or from an existing Wholly Owned Company Subsidiary, (B) acquisitions described in Section 6.1(b)(vi) of the Company Disclosure Letter, and (C) other acquisitions of assets (other than real property) in the ordinary course of business for a purchase price of less than $500,000 in the aggregate;

(vii)          sell, mortgage, pledge, assign, transfer, dispose of or permit any Lien on, or otherwise encumber, or effect a deed in lieu of foreclosure with respect to, any material Company Property or material assets except (A) entering into purchase and sale agreements with respect to, or selling, transferring or otherwise disposing of, the assets as described in Section 6.1(b)(vii) of the Company Disclosure Letter; provided that any such sale, transfer or disposal shall be at a price not less than ninety-five percent (95%) of the applicable minimum price set forth in Section 6.1(b)(vii) of the Company Disclosure Letter and otherwise on customary arm’s length terms, (B) as expressly permitted by Section 6.1(b)(viii), (C) pursuant to and required by existing Contracts, Material Company Leases or Permitted Encumbrances, (D) in the ordinary course of business, or (E) for transfers by the Company or any Wholly Owned Company Subsidiary to or from the Company or any Wholly Owned Company Subsidiary; provided that any sale, mortgage, pledge, lease, assignment, transfer, disposition or deed in connection with (x) the satisfaction of any margin call or (y) the posting of collateral in connection with any existing Contract to which the Company or any Subsidiary of the Company is a party shall be considered to be done in the ordinary course of business;

(viii)          incur, create, issue, assume, guarantee, refinance, replace, terminate, agree to any waiver or forbearance or prepay any Indebtedness for borrowed money or issue or materially amend the terms of any Indebtedness of the Acquired Companies, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a Wholly Owned Company Subsidiary), except (A) Indebtedness incurred under the Company’s existing Debt Facilities in the ordinary course of business that does not exceed $50,000,000 in the aggregate (including to the extent necessary to pay dividends expressly permitted by Section 6.1(b)(iii) and to fund obligations under existing Contracts or Material Company Leases, or Contracts or Material Company Leases entered into after the date hereof in compliance with this Section 6.1(b)), (B) funding any transactions expressly permitted by this Section 6.1(b) (including as set forth in Section 6.1(b) of the Company Disclosure Letter), (C) such Indebtedness as set forth on Section 6.1(b)(viii) of the Company Disclosure Letter, and (D) funding the prepayment, redemption, or other retirement of the Trust Preferred Securities or the Senior Notes, in each case to the extent requested by Parent pursuant to Section 7.16; provided that none of the Indebtedness described in clauses (A), (B), (C) or (D) shall be secured by Company Property (if not already so secured);

(ix)            make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its trustees, Officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another Person, other than by the Company or a Wholly Owned Company Subsidiary (A) to the Company or a Wholly Owned Company Subsidiary, (B) to any joint venture Subsidiary of the Company to the extent expressly required in accordance with the terms of the applicable Joint Venture Agreements as in effect on the date of this Agreement, or (C) in accordance with existing obligations for advancement of expenses under existing indemnification obligations in any Contract as of the date hereof;

(x)             enter into, renew, materially or adversely modify, exercise any purchase, sale option or similar option, amend, extend or terminate, cancel, or waive, release, compromise or assign any rights or claims under, any Material Contract (or any Contract that, if existing as of the date hereof, would be a Material Contract), other than (A) (1) any termination or renewal in accordance with the terms of any existing Material Contract that occurs automatically without any action (other than notice) by any Acquired Company, (2) as may be reasonably necessary to comply with the terms of this Agreement, or (3) any renewal of a Material Contract in the ordinary course of business, or (B) except as described in Section 6.1(b)(x) of the Company Disclosure Letter, any lease, license or occupancy agreement relating to a Company Property;

(xi)            waive, release, assign, settle or compromise any pending or threatened Action, other than Actions, waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $500,000 individually or $1,000,000 in the aggregate and does not involve the imposition of material injunctive relief against any Acquired Company (which for the avoidance of doubt includes any limitations on the operations of any Acquired Company or Affiliate thereof beyond the obligation to comply with applicable Law) or provide for any admission of liability by any of the Acquired Companies, (B) relate to any Action involving any present, former or purported holder or group of holders of Company Common Shares that complies with Section 7.7(b), (C) are set forth on Section 6.1(b)(xi) of the Company Disclosure Letter, or (D) real property tax appeals and settlements in the ordinary course of business;

(xii)           except as required by applicable Law, the terms of this Agreement, or the terms of a Company Benefit Plan in existence as of the date hereof: (A) grant or increase, or announce any grant or increase, of any salaries, wages, benefits, bonuses, severance or termination pay for any employee or individual independent contractor whose annualized base compensation exceeds $300,000, (B) establish, adopt or amend any Company Benefit Plan, (C) increase or announce an increase of compensation or employee benefits payable or provided to any (I) trustee of the Company or (II) employee or individual independent contractor of the Company whose annualized base compensation exceeds $300,000 prior to such increase, (D) grant or increase, or announce a grant or increase of, any incentive, change in control, sale, or transaction bonuses, or any other similar incentive compensation for any employee or individual independent contractor, except, for employees whose annualized base salary does not exceed $300,000, in the ordinary course of business consistent with past practice in amounts that are reasonable compared to their total annual compensation opportunities, or (E) hire (except on an at-will basis) or terminate (except where due to cause, death or disability) the employment or engagement of any employee or individual independent contractor of the Company whose annualized base compensation exceeds $300,000;

(xiii)          make any material change to its methods of accounting, except as required by GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices, in each case, except for such changes that are required by GAAP, the SEC or applicable Law;

(xiv)          enter into any new line of business;

(xv)           make, change or rescind any material election relating to Taxes; change (or request to change) any aspect of its material method of Tax accounting or change an annual accounting period; file or amend any federal or state annual income or other material Tax Return; settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any Tax sharing, closing or other similar binding written agreement related to Taxes; obtain or request any Tax ruling; enter into or apply for any voluntary disclosure agreement regarding Taxes with any Governmental Authority surrender any right to claim any material Tax refund or give or request any waiver of a statute of limitation with respect to any income or other material Tax except, in each case, (A) in the ordinary course of business consistent with past practice, (B) to the extent required by Law or (C) to the extent necessary (1) to preserve the Company’s qualification as a REIT under the Code, or (2) to qualify or preserve the status of any Subsidiary of the Company as a disregarded entity or partnership for U.S. federal income tax purposes, a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code, a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code, or a REIT under the applicable provisions of Section 856 of the Code, as the case may be; provided, however, that in the case of clause (C), the Company shall promptly notify Parent of its intent to take such action no later than five (5) Business Days prior to taking such action and shall reasonably cooperate with Parent to mitigate any adverse effect on Parent or its stockholders of the taking of such action which is made known to the Company in writing by Parent or its advisors;

(xvi)          take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause the Company to fail to qualify as a REIT;

(xvii)         make or commit to make any capital expenditures, other than (A) as set forth in the Company Budget or the Property Budgets, including any increases of up to five percent (5%) in any individual line item thereof and any reallocation of amounts among line items within such budgets, so long as the aggregate amount of capital expenditures contemplated by the Company Budget and the Property Budgets, taken together, is not increased by more than five percent (5%), (B) as set forth on Section 6.1(b)(xvii) of the Company Disclosure Letter or (C) in the ordinary course of business, to address obligations under Permitted Encumbrances, existing Contracts or Material Company Leases, or Contracts or Material Company Leases entered into after the date hereof in compliance with this Section 6.1(b), or for emergency repairs;

(xviii)        adopt a plan of merger, complete or partial liquidation, consolidation, dissolution, restructuring, recapitalization, or other reorganization or resolutions providing for or authorizing such merger, liquidation, or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction expressly permitted by Section 6.1(b)(vi) or Section 6.1(b)(vii) in a manner that would not reasonably be expected to be materially adverse to the Company, taken as a whole, or to prevent or impair the ability of the Company to consummate the Merger;

(xix)          enter into any collective bargaining agreement;

(xx)            commence, or permit to commence, any new offering period under the ESPP, or permit any employee to increase such employee’s rate of contribution under the ESPP;

(xxi)           change its fiscal year;

(xxii)         sell, assign or transfer all or any portion of the Owned IP; grant any licenses of Owned IP except for non-exclusive licenses granted in the ordinary course of business; abandon or cease to prosecute or maintain any of the Owned IP that is material to the conduct of the business of the Acquired Companies; or disclose any Trade Secret to any Person, other than pursuant to a confidentiality Contract with respect thereto or other legally-binding confidentiality obligations;

(xxiii)         fail to use commercially reasonable efforts to maintain the Insurance Policies or renew or extend any expiring Insurance Policies on substantially similar terms (and where possible on a month-to-month basis, paid ratably without prepayments, but in any event not for a term that exceeds twelve (12) months from the date of renewal);

(xxiv)        report or otherwise disclose any sales of properties from 2024 or 2025 as prohibited transactions within the meaning of Section 857(b)(6)(B)(iii) of the Code on the Tax Returns of the Company or its subsidiaries; or

(xxv)         authorize or enter into any Contract to do any of the foregoing.

(c)            Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, or refraining from taking any action, at any time or from time to time, if in the reasonable judgment of the Company Board (or a committee thereof), upon written advice of counsel to the Company, prior notice to Parent, and (to the extent practicable) after consulting with Parent, such action or inaction is reasonably necessary (i) for the Company (a) to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to shareholders of the Company in accordance with Section 7.17 or as expressly permitted by Section 6.1(b)(iii), or (b) avoid or to continue to avoid incurring entity level income or excise Taxes under the Code, or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that any of the Acquired Companies be registered as an investment company under the Investment Company Act, including in the case of clause (i) only, making dividend or any other actual, constructive or deemed distribution payments to shareholders of the Company in accordance with this Agreement or otherwise as expressly permitted pursuant to Section 6.1(b)(iii).

Section 6.2             No Control of Other Parties’ Business. Notwithstanding the foregoing, nothing contained in this Agreement shall give the Parent Parties, directly or indirectly, the right to control or direct any of the Acquired Companies’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article 7
ADDITIONAL COVENANTS

Section 7.1             Preparation of the Proxy Statement; Shareholder Approval.

(a)           As promptly as reasonably practicable following the date of this Agreement but in no event later than five (5) Business Days following the later of (i) the No-Shop Period Start Date and (ii) in the event there is an Excluded Party, the Cut-Off Time in respect of the last Excluded Party (in each case, unless any filing is delayed due to a temporary closure of any Governmental Authority), the Company shall prepare and cause to be filed with the SEC the Proxy Statement in preliminary form, as required by the Exchange Act, with respect to the Shareholders Meeting. The Company shall promptly notify the Parent Parties upon the receipt of any comments, written or oral, from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the Parent Parties with copies of (i) all correspondence between it or its Representatives, as applicable, on the one hand, and the SEC, on the other hand, and (ii) all written comments with respect to the Proxy Statement received from the SEC. The Company shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement. At the time the Proxy Statement is first disseminated to the Company’s shareholders, at the time of the amendment or supplement thereof and at the time of the Shareholders Meeting, the Company shall use its commercially reasonable efforts so that the Proxy Statement will comply as to form and substance in all material respects with the provisions of the Exchange Act (other than with respect to any disclosures contained in the Proxy Statement provided by Parent). Notwithstanding the foregoing, prior to filing the Proxy Statement (or any amendment or supplement thereto) with the SEC or responding to any comments of the SEC with respect thereto, each of the Parent Parties shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to the Parent Parties and their respective Affiliates as may be required, or otherwise reasonably requested by the Company, to be set forth in the Proxy Statement under applicable Law, including providing to its and the Company’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Proxy Statement shall include all information reasonably requested by such other Party to be included therein. The Proxy Statement shall contain the Board Recommendation, except to the extent that the Company Board (or any committee thereof) shall have effected an Adverse Recommendation Change, as permitted by and determined in accordance with Section 7.3. The Company shall use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the filing thereof.

(b)           If, at any time prior to the receipt of the Shareholder Approval, any information relating to the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company and Parent. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 4.23, Section 5.13 and this Section 7.1, any information concerning or related to the Company, its Affiliates or the Shareholders Meeting will be deemed to have been provided by the Company and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent. Prior to filing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent and its counsel a reasonable opportunity to review and to propose comments on such document or response and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Parent Parties and their counsel. Notwithstanding the foregoing, the Company assumes no responsibility hereunder with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

(c)           As promptly as practicable after the date of this Agreement, the Company shall commence a broker search pursuant to Section 14a-13 of the Exchange Act. As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company shall, in accordance with applicable Law and the Company Governing Documents and after consultation with Parent, establish a record date for, duly call, give notice of, convene and hold the Shareholders Meeting; provided that the record date for the Shareholders Meeting shall not be more than ninety (90) days prior to the date of the Shareholders Meeting. The Company shall use its commercially reasonable efforts to cause the definitive Proxy Statement to be mailed to the Company’s shareholders entitled to vote at and to receive notice of the Shareholders Meeting as promptly as reasonably practicable and in any event within five (5) Business Days, following the earlier of (i) the tenth (10th) day after the preliminary Proxy Statement has been filed with the SEC if by such date the SEC has not informed the Company that it intends to review the Proxy Statement or (ii) if the SEC has informed the Company that it intends to review the Proxy Statement, clearance of the Proxy Statement by the SEC. The Company shall use its commercially reasonable efforts to hold the Shareholders Meeting as soon as reasonably practicable following the date of this Agreement; provided that unless otherwise agreed to by the Parties, and subject to Section 7.3(d), the Company shall use commercially reasonable efforts to cause the Shareholders Meeting to be no later than thirty-five (35) days after the mailing of the Proxy Statement to the Company’s shareholders.

(d)           The Company shall, through the Company Board, recommend to its shareholders that they give the Shareholder Approval, include the Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Shareholder Approval, except to the extent that the Company Board shall have effected an Adverse Recommendation Change, as permitted by and determined in accordance with Section 7.3(g) or Section 7.3(h); provided, however, that, unless this Agreement is terminated in accordance with its terms, the Company’s obligation to duly call, give notice of, convene and hold the Shareholders Meeting shall be unconditional and the Company shall not submit any Competing Proposal for approval by its shareholders. Notwithstanding the foregoing provisions of this Section 7.1(c), the Company may, following consultation with Parent, postpone, recess or adjourn such meeting solely (A) to the extent required by Law or duty, (B) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Shareholder Approval, (C) if as of the time for which the Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Common Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Shareholders Meeting, (D) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Law or duty and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders Meeting or (E) with the consent of Parent; provided that no such adjournment or postponement pursuant to subclauses (B) or (C) shall delay the Shareholders Meeting by more than thirty (30) days, in the aggregate, from the prior-scheduled date. Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Shareholders Meeting to a date mutually agreed to by the Company and Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of Company Common Shares for the Shareholder Approval; provided that no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten (10) Business Days, in the aggregate.

Section 7.2             Access to Information; Confidentiality. During the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement and the Effective Time, and solely for purposes of furthering the Merger, the Financing (including the marketing, negotiation and consummation thereof) and for purposes of Section 7.20 (and nothing set forth in this Section 7.2 shall limit the Company’s obligations set forth in Section 7.20), the Company shall (and shall cause its Subsidiaries to) (A) afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, offices, books and records and personnel of the Company and its Subsidiaries, (B) furnish to Parent and its Representatives such information (financial or otherwise) concerning its business, properties and offices as Parent may reasonably request, and (C) instruct its Representatives to cooperate with Parent in the matters described in clauses (A) and (B); provided, however, that the Company may restrict or otherwise prohibit access to any documents or information pursuant to this Section 7.2 or Section 7.20 to the extent that (i) any applicable Law requires the Acquired Companies to restrict or otherwise prohibit access to such documents or information, (ii) granting such access would violate any obligations of any Acquired Company with respect to confidentiality to any third party or otherwise breach, contravene or violate, constitute a default under, or give a third party the right to terminate or accelerate an obligation under, any then effective Contract (including a Material Company Lease) to which such Acquired Company is a party, in each case, as of the date hereof, (iii) access to such documents or information would reasonably be expected to result in a waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or (iv) such documents or information relate to the evaluation or negotiation of this Agreement, the transactions contemplated hereby or, subject to Section 7.3(a), a Competing Proposal or Superior Proposal (each as defined herein) or any other transactions that the Company Board has considered as potentially competing with, or as an alternative to, the Merger, or relating to any deliberation of the Company Board or any duly authorized committee thereof regarding any Competing Proposal or Adverse Recommendation Change. In the event that the Company does not provide access or information in reliance on clauses (i), (ii), or (iii) of the preceding sentence, it shall use its commercially reasonable efforts to communicate the applicable information to Parent in a way that would not violate any applicable Law, Contract or obligation or waive such privilege. Notwithstanding anything to the contrary in this Section 7.2, any access to properties of the Company shall be governed solely by, and subject to, the terms and conditions of that certain Access Agreement, by and between the Company and BPG Acquisitions LLC, a Delaware limited liability company, dated as of June 14, 2026 (as amended, modified or supplemented from time to time, the “Access Agreement”), notwithstanding the expiration or termination thereof (it being understood and agreed that this Agreement shall constitute an amendment to the Access Agreement extending the term thereof).  The terms and conditions of the Nondisclosure Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 7.2. Nothing in this Section 7.2 or elsewhere in this Agreement (other than to the extent required under Section 7.20) shall be construed to require any Acquired Company or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information. Parent agrees that it will not, and will direct its Representatives not to use any information obtained pursuant to this Section 7.2 for any competitive purpose in violation of applicable Law or other purpose unrelated to the transactions contemplated by this Agreement.

Section 7.3             Go-Shop; No Solicitation of Transactions; Change in Recommendation.

(a)            Go-Shop. Notwithstanding anything to the contrary contained in this Agreement, during the period commencing on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on August 28, 2026 (the “No-Shop Period Start Date”) and such period of time, the “Go-Shop Period”), the Company, its Subsidiaries and its Representatives shall have the right to, directly or indirectly:

(i)              solicit, initiate, or facilitate any inquiry or the making of any proposal which constitutes, or may reasonably be expected to result in, any Competing Proposal;

(ii)             engage in, continue or otherwise participate in any discussions or negotiations regarding, or, subject to clause (iii) below, to furnish to any other Person information in connection with or for the purpose of facilitating, a Competing Proposal subject to the terms hereof;

(iii)            enter into an Acceptable Confidentiality Agreement with, and only following such entry into an Acceptable Confidentiality Agreement, (A) furnish information (including non-public information) relating to any of the Acquired Companies to, or (B) afford access to the business, properties, assets, books, records or other non-public written information and data, or to any personnel of any of the Acquired Companies pursuant to an Acceptable Confidentiality Agreement to, any Person or group of Persons or to such Person’s Representatives (including potential financing sources of such Person); provided that the Company directly or indirectly provide the Parent Parties with any written information or data provided to such Person and grants the Parent Parties equivalent access that was not previously made available to the Parent Parties prior to or substantially concurrently with such Person; and

(iv)            otherwise cooperate with or assist any Competing Proposal or inquiry, including by granting a waiver, amendment or release under any “standstill provision” or similar obligation of any third party with respect to the Company or any of its Subsidiaries solely to allow for a Competing Proposal or amendment to a Competing Proposal to be made to the Company Board on a non-public basis (except as required by Law).

(b)           Promptly (and in any event one (1) Business Day) after commencement of the No-Shop Period Start Date, the Company shall (i) notify Parent in writing of the identity of each Person from whom the Company or any of its Subsidiaries received a bona fide written Competing Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, (ii) provide Parent a list identifying each Excluded Party as of the No-Shop Period Start Date and (iii) provide Parent a copy of each such Competing Proposal and a written summary of any modifications to the financial and other material terms thereof. Promptly after the No-Shop Period Start Date (and, in any event, within one (1) Business Day thereafter), the Company shall, (A) except if the Company has already done so in respect of the applicable confidentiality agreement, request each Person (other than Parent, its Affiliates and their respective Representatives) that has executed (within one (1) year prior to the date hereof) a confidentiality agreement in connection with any Competing Proposal or its consideration of any Competing Proposal to promptly return or destroy all nonpublic information furnished to such Person by or on behalf of the Company or any of the Acquired Companies prior to the No-Shop Period Start Date and (B) terminate any data room or other diligence access to each such Person (and its Representatives) described in clause (A); provided that the Company shall not be required to take any such action in respect of any third party who is an Excluded Party unless and until such third party ceases to be an Excluded Party (in which case all references in this sentence to the No-Shop Period Start Date shall be read as the date on which such third party ceases to be an Excluded Party).

(c)            No Solicitation. Except as expressly permitted by this Section 7.3, during the period commencing on (i) (A) with respect to any third party who is an Excluded Party as of the No-Shop Period Start Date, the date on which such third party is no longer an Excluded Party, or (B) with respect to any other Person, the No-Shop Period Start Date, and (ii) continuing until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article 9, other than with respect to a third party who is an Excluded Party on the No-Shop Period Start Date (and only until such time as such Excluded Party is no longer an Excluded Party, at which time the provisions of this Section 7.3(c) shall become applicable), the Company and its Subsidiaries shall, and shall use its reasonable best efforts to cause their respective Representatives to, (i) promptly cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal and promptly terminate all physical and electronic dataroom access granted to any such Person or its Representatives and (ii) not, directly or indirectly, (A) solicit, initiate, provide any non-public information in response to, or knowingly encourage or knowingly facilitate any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competing Proposal, (B) engage in, continue, knowingly encourage or facilitate or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person information in connection with or for the purpose of facilitating, a Competing Proposal, (C) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other Contract (other than an Acceptable Confidentiality Agreement) with respect to a Competing Proposal or that would reasonably be expected to lead to a Competing Proposal, or (D) take any action to make any Takeover Statute or any Governing Document Restrictions of the governing documents of the Acquired Companies inapplicable to any transaction contemplated by a Competing Proposal.

(d)           Superior Proposals and Other Exceptions. Notwithstanding anything to the contrary contained in this Section 7.3, from and following the No-Shop Period Start Date and prior to obtaining the Shareholder Approval, the Company may, directly or indirectly through one or more of its Representatives, participate or engage in discussions or negotiations with, enter into an Acceptable Confidentiality Agreement with, and subject to such Acceptable Confidentiality Agreement, (i) furnish information (including non-public information) relating to any of the Acquired Companies to, or (ii) afford access to the business, properties, assets, books, records or other non-public information or data, or to any personnel of any of the Acquired Companies to, any Person or group of Persons (including any Person or group of Persons who has ceased to be an Excluded Party, after such Person or group of Persons has ceased to be an Excluded Party, and such Competing Proposal shall not be deemed to be solicited by reason of the fact that such Person or group of Persons was solicited while an Excluded Party) that has made, renewed or delivered to the Company a bona fide Competing Proposal after the date of this Agreement (that did not result from a breach of Section 7.3(c) in any material respect) and to such Person’s Representatives (including potential financing sources of such Person), and otherwise facilitate such Competing Proposal or assist such Person (and its Representatives and financing sources) with such Competing Proposal; provided that the Company Board (or, if appropriate, any committee thereof) has determined in good faith, (i) after consultation with the Company’s financial advisors and outside legal counsel, based upon the information then-available, that such Competing Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, and (ii) after consultation with its outside legal counsel that failure to do so would be inconsistent with the duties of the trustees of the Company Board under applicable Law; provided, further, that, subject to applicable Law, any material non-public information or access concerning any of the Acquired Companies that is provided to such Person or its Representatives pursuant to this Section 7.3(d) that was not previously provided to Parent or its Representatives shall be provided or made available to Parent promptly, but in any event within twenty-four (24) hours, following such time as it is provided or made available to such third party. In addition, notwithstanding Section 7.3(c), the Acquired Companies and their Representatives may (A) contact and engage in any communications, negotiations or discussions in order to seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person solely to determine whether such inquiry or proposal constitutes or is reasonably likely to result in a Superior Proposal, and (B) inform a Person that has made or is considering making a Competing Proposal of the provisions of this Section 7.3.

(e)            Notices. During the period commencing on the No-Shop Period Start Date and continuing until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article 9, the Company shall promptly (but no later than twenty-four (24) hours) after receipt of any Competing Proposal (other than with respect to an Excluded Party, until such time as such Person is no longer an Excluded Party), (i) advise Parent in writing of the entry into any Acceptable Confidentiality Agreement, the receipt of such Competing Proposal or request for confidential information and (ii) keep Parent reasonably informed on a reasonably prompt basis of all material developments, discussions or negotiations regarding any Competing Proposal and the status of such Competing Proposal. During the period commencing on the No-Shop Period Start Date and continuing until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article 9, the Company agrees that none of the Acquired Companies will enter into any confidentiality agreement with any Person that prohibits any Acquired Company from providing any information required to be provided to Parent in accordance with Section 7.3 within the time periods contemplated hereby. During the period commencing on the No-Shop Period Start Date and continuing until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article 9, the Company shall not grant any waiver or release under any standstill, confidentiality or similar agreement or provision to which the Company or any of its Subsidiaries is a party; provided, however, prior to receipt of the Shareholder Approval, the Company may grant a waiver or release under any such standstill, confidentiality or similar agreement or provision, solely to allow for a Competing Proposal or amendment to a Competing Proposal to be made to the Company Board (provided that such waiver contains an express acknowledgment that such person cannot, directly or indirectly, acquire any securities of the Company or its Subsidiaries prior to the valid termination of this Agreement pursuant to Article 9), if the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with the duties of the trustees of the Company Board under applicable Law.

(f)            No Change in Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as expressly permitted by Section 7.3(g), Section 7.3(h), and Section 7.3(i), during the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article 9, the Company Board shall not:

(i)              (A) fail to recommend to its shareholders that the Shareholder Approval be given or fail to include the Board Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw, rescind or modify, or publicly propose to change, qualify, withhold, withdraw or modify, the Board Recommendation, (C) fail to publicly reaffirm its recommendation and publicly recommend against any Competing Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement thereof (it being understood that a communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act shall not, in and of itself, be deemed an Adverse Recommendation Change), (D) fail to publicly reaffirm its recommendation within ten (10) Business Days after Parent so requests in writing (provided that, other than any reaffirmation following the public announcement of a Competing Proposal, or the public announcement of a modification thereto, Parent may only request such a reaffirmation on one occasion), or (E) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company a Competing Proposal (any of the actions described in this clause (i) being referred to as an “Adverse Recommendation Change”); or

(ii)             authorize, cause or permit any Acquired Company to enter into definitive agreement to effectuate a Competing Proposal (each, an “Acquisition Agreement”).

(g)           Adverse Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to the time the Shareholder Approval is obtained, if the Company has received a written Competing Proposal (that did not result from a breach of Section 7.3(c) in any material respect) that the Company Board (or, if appropriate, any committee thereof) has determined in good faith based upon the information then available (after consultation with the Company’s financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board (or, if appropriate, any committee thereof) may make an Adverse Recommendation Change with respect to such Competing Proposal or terminate this Agreement pursuant to Section 9.1(c)(ii) (Superior Proposal) to enter into an alternative Acquisition Agreement with respect to such Competing Proposal substantially concurrently with such termination (provided that, prior to or concurrently with, and as a condition to the effectiveness of, such termination the Company pays the Company Termination Payment in full to Parent in accordance with and as required by Section 9.3(b)); provided, however, that the Company Board (or any committee thereof) shall not take any action described in this Section 7.3(g) unless:

(i)              the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that failure to take such action would be inconsistent with the duties of the trustees of the Company Board under applicable Law;

(ii)             (A) the Company has given Parent three (3) Business Days (the “Notice Period”) prior written notice of its intention to take such actions (which notice shall include the information with respect to such Superior Proposal that is specified in Section 7.3(e) as well as a copy of any proposal, agreement and all material documentation providing for such Superior Proposal), (B) Parent and the Company have negotiated, and have caused their respective Representatives to negotiate, in good faith during such Notice Period (to the extent Parent desires to so negotiate) to allow Parent to propose in writing revisions to the terms of this Agreement prior to 11:59 p.m. (New York City time) on the final day of the Notice Period so that such Superior Proposal ceases to constitute a Superior Proposal, and (C) following the end of the Notice Period, the Company Board (or any committee thereof) shall have determined in good faith (after consultation with the Company’s financial advisor and outside legal counsel), taking into account any revisions to this Agreement proposed in writing by Parent during the Notice Period or otherwise, that the Superior Proposal giving rise to the Notice Period continues to constitute a Superior Proposal and that the failure to make an Adverse Recommendation Change or enter into an alternative Acquisition Agreement in respect of such Superior Proposal would be inconsistent with the trustees’ duties under applicable Law; provided that, in the event of any subsequent change to the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, be required to deliver to Parent an additional written notice consistent with that described in subclause (A) above and the Notice Period shall recommence and the Company shall be required to comply with subclauses (B) and (C) above anew; provided, however, that the Notice Period shall be reduced to two (2) Business Days.

(h)           Intervening Event. Notwithstanding anything to the contrary in this Agreement, at any time prior to receipt of the Shareholder Approval, the Company Board (or, if appropriate, any committee thereof) may effect an Adverse Recommendation Change in response to an Intervening Event if the Company Board (or, if appropriate, any committee thereof) determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel), that the failure to do so would be inconsistent with the duties of the trustees of the Company Board under applicable Law; provided, however, that the Company Board (or any committee thereof) shall not make such an Adverse Recommendation Change unless:

(i)              the Company has given Parent prior written notice equal to the Notice Period of its intention to take such actions, which notice will specify and describe the facts and circumstances relating to the applicable Intervening Event in reasonable detail and the factual bases for the Company Board’s determination that such events or circumstances constitute an Intervening Event; provided that the delivery of such notice shall not, in and of itself, constitute an Adverse Recommendation Change; and

(ii)             prior to effecting such an Adverse Recommendation Change, (A) Parent and the Company have negotiated, and have caused their respective Representatives to negotiate, in good faith during such Notice Period (to the extent Parent desires to so negotiate) to allow Parent to propose irrevocable and binding written revisions to the terms of this Agreement prior to 11:59 p.m. (New York City time) on the final day of the Notice Period so that the Company Board (or any committee thereof) would no longer determine that the failure to make an Adverse Recommendation Change would be inconsistent with the duties of the trustees of the Company Board (or any committee thereof) under applicable Law, and (B) following the end of the Notice Period, the Company Board shall have determined in good faith (after consultation with the Company’s financial advisor and outside legal counsel), taking into account Parent’s proposed written revisions to this Agreement that Parent has irrevocably committed in writing to make and that have not been withdrawn, that the failure to make an Adverse Recommendation Change in response to such Intervening Event would be inconsistent with the duties of the trustees of the Company Board under applicable Law.

(i)             Certain Disclosures. Nothing in this Section 7.3 or elsewhere in this Agreement shall prohibit the Company, the Company Board or their Representatives from: (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or making any “stop, look and listen” communication to the shareholders of the Company pending disclosure of its position thereunder; or (ii) disclosing to the Company’s shareholders any factual information regarding the business, financial condition or results of operations of the Acquired Companies or the fact that a Competing Proposal has been made, the identity of the party making such Competing Proposal or the material terms of such Competing Proposal, in each case, that the Company Board (or, if appropriate, any committee thereof) determines in good faith (after consultation with its outside legal counsel) that such disclosure is required under applicable Law (it being understood that disclosure under this clause (ii) shall not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) under this Agreement and no such disclosure shall, taken by itself, be deemed to be an Adverse Recommendation Change); provided, however, that the Company Board (or any committee thereof) shall not make an Adverse Recommendation Change, except in accordance with Section 7.3(g) or Section 7.3(h).

(j)             For purposes of this Agreement:

(i)              “Competing Proposal” means, any proposal or offer (other than from the Parent Parties or their Affiliates), whether in one transaction or a series of related transactions, resulting in: (A) any acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of beneficial ownership of more than twenty-five percent (25%) of the outstanding voting securities, beneficial ownership or voting power of the Company or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act) beneficially owning more than twenty-five percent (25%) of the outstanding voting securities of the Company; (B) any merger, consolidation, business combination, recapitalization, reorganization, liquidation or other similar transaction involving the Company or its Subsidiaries pursuant to which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the shareholders of the Company (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing more than twenty-five percent (25%) of the voting power of the surviving or resulting entity; or (C) any sale or disposition of more than twenty-five percent (25%) of the assets, revenues or net income of the Company or its Subsidiaries, in each case on a consolidated basis; provided, however, that the term “Competing Proposal” shall not include (I) the Merger or any of the other transactions contemplated by this Agreement or (II) any merger, consolidation, business combination, reorganization, recapitalization, liquidation or similar transaction solely among the Company and one or more of the Subsidiaries of the Company or solely among the Subsidiaries of the Company.

(ii)             “Superior Proposal” means a bona fide written Competing Proposal (except for purposes of this definition, the references in the definition of “Competing Proposal” to twenty-five percent (25%) shall be replaced with fifty percent (50%)), which (A) did not result from a breach of Section 7.3 in any material respect, and (B) the Company Board (or, if appropriate, any committee thereof) determines in good faith (after consultation with its outside legal counsel and financial advisors) to be more favorable from a financial point of view to the holders of Company Common Shares (solely in their capacities as shareholders) than the Merger and the other transactions contemplated by this Agreement, taking into account the timing, financial, regulatory and other aspects of the Competing Proposal that the Company Board determines are relevant and that is reasonably likely to be consummated (if accepted) on the terms proposed, and taking into account any changes or modifications to the terms of this Agreement irrevocably offered by Parent in accordance with the terms of this Agreement that Parent has irrevocably committed in writing to make and that have not been withdrawn.

(iii)            “Intervening Event” means a change in circumstances or development occurring or arising after the date of this Agreement that materially affects the business, assets or operations of the Acquired Companies, taken as a whole, and that was not known or reasonably foreseeable to the Company Board prior to the execution of this Agreement (or, if known, the material consequences of which were not reasonably foreseeable to the Company Board) and becomes known to the Company Board prior to receipt of the Shareholder Approval; provided, however, that none of the following will constitute, or be considered when determining when there has been an Intervening Event: (I) the existence or terms of a Competing Proposal or (II) changes in the market price or trading volume of the Company Common Shares or the fact that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (II) in determining whether an Intervening Event has occurred).

Section 7.4           Interim Operations of Parent and Merger Sub . During the period from the date hereof through the earlier of the Effective Time or the date of termination of this Agreement, Parent will cause Merger Sub to not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 7.5             Public Announcements. Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement and provide such other party an opportunity to review and comment thereon, except to the extent it is not reasonably practicable to do so, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned), except (a) as may be required by applicable Law or Order or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case, to the extent permitted by applicable Law or Order and practicable under the circumstances, the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before making any such public announcement, (b) with respect to any press release or other public statement by the Company permitted by Section 7.3 (including to announce an Adverse Recommendation Change in accordance with Section 7.3), (c) statements consistent in all material respects with any release, disclosure or other public statements previously made in accordance with this Section 7.5, (d) to the extent that such public statement relates to any dispute between the Parties relating to this Agreement or the transactions contemplated by this Agreement, (e) confidential communications or statements by Brookfield Sponsor or CPPIB Sponsor, or any of their respective Affiliates or their respective Representatives to any existing or potential investor or limited partner in any current or future investment funds or investment vehicles affiliated with, or managed or advised by, Brookfield Sponsor, CPPIB Sponsor or any of their respective Affiliates, in each case who are subject to customary confidentiality obligations, to the extent such communications are consistent in all material respects with descriptions of the Company’s business contained in the Parties’ prior joint disclosures, or (f) public statements regarding the transactions contemplated hereby in response to questions from the press, analysts, investors or those attending industry conferences, and make internal announcements to employees, in each case, to the extent that such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties or approved by the parties, and otherwise in compliance with this Section 7.5, and provided that such public statements do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby. The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

Section 7.6             Appropriate Action; Consents; Filings.

(a)            Upon the terms and subject to the conditions set forth in this Agreement (and subject to Section 7.6(b) in respect of Non-Governmental Consents), the Company and each of the Parent Parties shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective, as promptly as practicable and in any event prior to the Outside Date, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to the Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) executing and delivering any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement, and (iv) obtaining all necessary actions or nonactions, authorizations, permits, waivers, consents, clearances, approvals and expirations or terminations of waiting periods (collectively, “Consents”) (other than Non-Governmental Consents, which shall be solely governed by Section 7.6(b)) from Governmental Authorities necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement. Further, and without limiting the generality of the foregoing, each of the Parent Parties shall avoid or eliminate each and every impediment under Antitrust Laws or similar Law that may be asserted by any Governmental Authority with respect to this Agreement so as to make effective as promptly as practicable the Merger and the other transactions contemplated by this Agreement and to avoid any Action or proceeding which would otherwise have the effect of preventing or delaying the Closing beyond the Outside Date. Parent shall (A) propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, conduct of business restrictions, a sale or disposition of such assets or businesses as are required to be divested or a license or grant of commercialization rights to businesses, product lines, fields of use, divisions, business arrangements, Contracts, assets or interests therein of Parent or its Affiliates (including, after the Closing, the Surviving Entity and its Affiliates), (B) agree to amend any venture or other arrangement of Parent or its Affiliates (including after the Closing, the Surviving Entity and its Affiliates), (C) use its reasonable best efforts to contest and resist any Action and to have vacated, lifted, reversed or overturned any Order that may result from such Action, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, and (D) otherwise take or commit to take actions that after the Closing would limit Parent’s or its Subsidiaries’ (including after the Closing, the Surviving Entity’s) freedom of action with respect to, or their ability to retain, one or more of their assets (whether tangible or intangible), products, or businesses, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would otherwise have the effect of preventing or delaying the Closing; provided that none of the Parent Parties, the Company or any of its Subsidiaries shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets, operations or business of the Company or any of its Subsidiaries, unless such requirement, condition, understanding, agreement or order (1) is binding on or otherwise applicable to the Company or its Subsidiaries only from and after the Closing in the event that the Closing occurs, and (2) together with all other requirements, conditions, understandings, agreements or orders, would not reasonably be expected to have a material adverse effect on the value of the transactions contemplated by this Agreement to Parent; provided, further, that in no event shall the Parent Parties or the Company or any of its Subsidiaries be required to pay (and the Company will not, without the consent of Parent (not to be unreasonably withheld), commit to pay), directly or indirectly, prior to the Closing any fee, penalty or other consideration, or incur any liability, to any third party for any Consent required for or triggered by the consummation of the transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges and instead shared on a counsel to counsel basis. To the extent reasonably practicable, neither Party shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority. Notwithstanding anything to the contrary in this Agreement, Parent shall have the sole right to control and direct all antitrust strategy in connection with the review of the transactions contemplated by this Agreement by any Governmental Authority, or any litigation by, or negotiations with, any antitrust authority or other Person relating to any Antitrust Law or similar Law, and shall take the lead in all meetings, discussions, and communications with any Governmental Authority relating to obtaining approval under any Antitrust Law or similar Law for the transactions contemplated by this Agreement; provided that Parent shall consult with and consider in good faith the comments of the Company in connection with any filing, communication, defense, litigation, negotiation, or strategy relating to antitrust matters.

(b)           Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use, and cause each of their respective Affiliates to use, its and their respective commercially reasonable efforts in obtaining all necessary Consents from any Persons (other than Governmental Authorities) required for or triggered by the Merger and the other transactions contemplated by this Agreement (excluding any Assumption) (the “Non-Governmental Consents”) that are requested by Parent in writing; provided that neither the Company nor any of the Acquired Companies shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets, operations or business of the Company or any of its Subsidiaries, unless (x) such requirement, condition, understanding, agreement or order is binding on or otherwise applicable to the Company or its Subsidiaries only from and after the Closing in the event that the Closing occurs and (y) Parent has consented to such requirement, condition, understanding, agreement or order; provided, further, that in no event shall the Company or any of its Subsidiaries be required to pay (and the Company will not, without the consent of Parent, commit to pay), directly or indirectly, prior to the Closing any fee, penalty or other consideration, or incur any liability, to any third party for any Non-Governmental Consent. The Company shall have satisfied its obligations set forth in this Section 7.6(b) if the Company shall have used its commercially reasonable efforts to comply with such obligations whether or not any Non-Governmental Consents are successful or obtained.

(c)            Parent agrees, on behalf of itself and its Affiliates, that, between the date of this Agreement and the Closing, Parent shall not, and shall cause its Affiliates not to, directly or indirectly, acquire, purchase, lease or license (or agree to acquire, purchase, lease or license), by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, or take any other action or refrain from taking any action, if doing so could (i) result in any material delay in obtaining, or increase the risk of not obtaining, any Consent of any Governmental Authority or any Non-Governmental Consent in connection with the Merger and the other transactions contemplated by this Agreement or (ii) restrict, prevent, prohibit, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement, provided that the foregoing shall not apply to any part of CPPIB or Brookfield and/or their respective Affiliates (including any portfolio companies thereof) other than the CPPIB Real Estate Group and Brookfield Property Group. Nothing contained in this Agreement shall permit any Parent Party, directly or indirectly, the right to control or direct the operations of either Company Party prior to the consummation of the Merger. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(d)           Notwithstanding anything to the contrary herein, nothing in this Section 7.6 or any other provision of this Agreement, shall require Brookfield or CPPIB, or any of their respective Affiliates (in each case other than Parent and its Subsidiaries and, following the Closing, the Surviving Entity and its Subsidiaries) to offer, agree to, accept or implement any action or otherwise be required to take any action, including selling, divesting, disposing of, licensing, holding separate, giving any undertaking or any other action that limits in any respect its freedom of action with respect to, or ability to retain, develop or acquire, any properties, assets, business, products, rights, services or licenses, or any portion of, or interest in, any properties, assets, business, products, rights, services or licenses, of Brookfield Sponsor or CPPIB Sponsor, or their respective Affiliates (in each case other than Parent and its Subsidiaries and, following the Closing, the Surviving Entity and its Subsidiaries).

Section 7.7            Notification of Certain Matters; Transaction Litigation.

(a)           The Company and its Representatives shall, to the extent legally permissible, give prompt notice to the Parent Parties, and the Parent Parties and their Representatives shall, to the extent legally permissible, give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b)          The Company and its Representatives shall give prompt notice to the Parent Parties, and the Parent Parties and their Representatives shall give prompt notice to the Company, of any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving such Party or any of its Subsidiaries, respectively, or any of their respective trustees, directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement, and shall keep the other Parties, as applicable, reasonably informed with respect to the status thereof. The Company and its Representatives shall give Parent the opportunity to reasonably participate in the defense and settlement of any shareholder or unitholder litigation against the Company or any of their respective trustees, directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement. Neither the Company nor any Parent Party shall enter into any settlement in respect of any litigation against the Parent Parties or the Company, as applicable, or any of their respective trustees, directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, without the other Party’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

Section 7.8          Employee Matters.

(a)          From and after the Effective Time, the Surviving Entity shall (and Parent shall cause the Surviving Entity or any of their respective Subsidiaries or Affiliates to) assume and honor all Company Benefit Plans in accordance with their terms as in effect immediately prior to the Effective Time or as such terms may be amended in accordance with the applicable Company Benefit Plan after the Effective Time. Notwithstanding the generality of the foregoing, for a period commencing on the Closing and continuing for a period of twelve (12) months after the Closing Date (or, if earlier, a Continuing Employee’s termination of employment), Parent shall, or shall cause the Surviving Entity or one of its Subsidiaries or Affiliates (including, following the Effective Time, each of the Acquired Companies) to, provide to each Continuing Employee during such Continuing Employee’s period of employment (i) an annual base salary or hourly wage rate (as applicable) at least equal to the annual base salary or hourly wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus provided to such Continuing Employee immediately prior to the Effective Time, (iii) severance benefits and protections that are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time, and (iv) retirement, health, welfare and employee and fringe benefits (excluding equity and other long-term incentive, change in control, retention, severance, post-employment welfare and defined benefit pension benefits), that are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Effective Time. In addition, without limiting the generality of the foregoing, Parent shall, or shall cause the Surviving Entity or one of their respective Subsidiaries or Affiliates (including, following the Effective Time, each of the Acquired Companies), to continue to maintain the LXP Industrial Trust 401(k) Plan during the period commencing on the Closing and continuing until at least December 31 of the plan year in which the Closing occurs on terms no less favorable to participants than those in effect immediately prior to the Merger Effective Time and to make safe harbor nonelective and discretionary nonelective contributions (“Employer Contributions”) thereunder with respect to the plan year in which the Closing occurs that are calculated on a basis and funded on a frequency that are no less favorable to participants than the basis and frequency used to calculate and fund such Employer Contributions with respect to the plan year immediately prior to the year in which the Closing Date occurs.

(b)          For purposes of vesting, eligibility to participate, benefit accrual and for calculating severance and vacation entitlements and accruals under the employee benefit plans of Parent, the Surviving Entity or any of their respective Subsidiaries or Affiliates (including, following the Effective Time, each of the Acquired Companies) (each, a “New Plan”), each Continuing Employee shall be credited such Continuing Employee’s year(s) of service with an Acquired Company, an Affiliate thereof or a respective predecessor thereof before the Effective Time, to the same extent as such Continuing Employee was entitled before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition and without limiting the generality of the foregoing, (A) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plans replaces a Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent shall (or shall cause the Surviving Entity to) use commercially reasonable efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and such Continuing Employee’s spouse and covered dependent(s) if any, unless such conditions would not have been waived under the comparable Old Plans, and Parent shall (or shall cause the Surviving Entity to) cause any eligible expenses incurred by such Continuing Employee and such Continuing Employee’s spouse and covered dependent(s) if any during the portion of the plan year of the Old Plans ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to Continuing Employee and such Continuing Employee’s spouse and covered dependent(s) (if any) for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)          Nothing in this Section 7.8: (i) shall limit the ability of Parent, the Company, the Surviving Entity or any of their respective Affiliates to amend, modify or terminate any Company Benefit Plan or any other benefit or compensation plan, policy, program, agreement, Contract, or arrangement at any time assumed, established, sponsored or maintained by any of them, in each case, in accordance with its terms, subject to the obligations set forth in Section 7.8(a) and Section 7.8(b) above, (ii) shall be deemed or construed to amend, establish, or modify any Company Benefit Plan or any other benefit or compensation plan, policy, program, agreement, Contract or arrangement, (iii) shall prevent Parent, the Company, the Surviving Entity or any of their respective Affiliates from terminating the employment of any Continuing Employees or (iv) create any third party beneficiary rights in any person (including to enforce the provisions of this Agreement or any right to employment or continued employment, and including any rights in any Continuing Employee or any dependent or beneficiary thereof). Nothing in this Section 7.8: (i) shall limit the ability of Parent, the Company, the Surviving Entity or any of their respective Affiliates to amend, modify or terminate any Company Benefit Plan or any other benefit or compensation plan, policy, program, agreement, Contract, or arrangement at any time assumed, established, sponsored or maintained by any of them, in each case, in accordance with its terms, subject to the obligations set forth in Section 7.8(a) and Section 7.8(b) above, (ii) shall be deemed or construed to amend, establish, or modify any Company Benefit Plan or any other benefit or compensation plan, policy, program, agreement, Contract or arrangement, (iii) shall prevent Parent, the Company, the Surviving Entity or any of their respective Affiliates from terminating the employment of any Continuing Employees or (iv) create any third party beneficiary rights in any person (including to enforce the provisions of this Agreement or any right to employment or continued employment, and including any rights in any Continuing Employee or any dependent or beneficiary thereof).

Section 7.9          Indemnification; Directors’ and Officers’ Insurance.

(a)          The Company shall be permitted to, prior to the Closing, and if the Company fails to do so, Parent shall, or Parent shall cause the Surviving Entity to, as of the Effective Time, obtain and fully pay the premium for a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy that provides coverage for a period of six (6) years from and after the Closing in respect of acts or omissions occurring prior to the Closing covering each such Person currently covered by the Company’s or its Subsidiaries’ officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof and Parent shall cause such policy to be maintained in full force and effect, for its full term, and shall cause all obligations thereunder to be honored by the Surviving Entity; provided, however, that in no event shall the premium of such policy be in excess of 300% of the amount per annum the Company and its Subsidiaries paid in its last full fiscal year prior to the date hereof (the “Current Premium”), but in such case, such policy shall be purchased and maintained to provide for the maximum coverage available for 300% of the Current Premium. If the Company, Parent or Merger Sub for any reason fail to obtain such policies prior to, as of or after the Closing, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Entity to purchase and maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries as of immediately prior to the Closing in respect of acts or omissions occurring prior to the Closing covering each such Person currently covered by the Company’s or its Subsidiaries’ officers’ and directors’ liability insurance policy and provided that, after the Effective Time, in no event shall Parent or Surviving Entity be required to pay annual premiums in excess of 300% of the Current Premium in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase and maintain the maximum coverage available for 300% of the Current Premium.

(b)          Without limiting or being limited by the provisions of Section 7.7 and to the extent permitted by applicable Law and the governing documents of the Parent Parties, during the period commencing as of the Closing and ending on the sixth (6th) anniversary of the Closing, Parent shall, and shall cause the Surviving Entity to: (i) indemnify, defend and hold harmless each Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer, agent, fiduciary advisor or Person acting in similar capacity, partner, member or trustee of the Company or any Subsidiary of the Company, including such alleged acts or omissions with respect to this Agreement or any of the transactions contemplated by this Agreement, including the Merger; and (ii) pay (as incurred) in advance of the final disposition of any such Action all reasonable expenses (including reasonable attorneys’ fees and any expenses incurred by any Indemnified Party in connection with enforcing any rights with respect to indemnification) of any Indemnified Party without the requirement of any bond or other security, in each case to the fullest extent permitted by Law and the governing documents of the Surviving Entity, but subject to Parent’s or the Surviving Entity’s receipt of a written undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, Parent or the Surviving Entity, as applicable, (A) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit or proceeding against or investigation of any Indemnified Party for which indemnification may be sought under this Section 7.9(b) without the Indemnified Party’s prior written consent unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation, (B) shall not be liable for any settlement effected without their prior written consent, and (C) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law.

(c)          To the extent permitted by applicable Law, the Surviving Entity shall, and Parent agrees to cause the Surviving Entity to, during the period commencing as of the Closing and ending on the sixth (6th) anniversary of the Closing, honor all rights to indemnification, advancement and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the current or former managers, directors, officers, partners, members and trustees of the Company or any Subsidiary of the Company (the “Indemnified Parties”) as currently provided in (i) the Company Governing Documents, and (ii) indemnification agreements between the Company or any of its Subsidiaries, on the one hand, and any Indemnified Party, on the other hand, as scheduled on Section 7.9(c) of the Company Disclosure Letter. For a period of six (6) years following the Closing, the governing documents of the Surviving Entity and the equivalent governing or organizational documents of any applicable Subsidiary of Parent or the Company shall not be amended, repealed or otherwise modified in any manner that would adversely modify these rights, unless such modification shall be required by applicable Law and then only to the minimum extent required by Law.

(d)          If Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.9.

(e)          Parent shall cause the Surviving Entity to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.9.

(f)          The provisions of this Section 7.9 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third-party beneficiaries of this Section 7.9), his or her heirs and his or her personal Representatives, shall be binding on all successors and assigns of the Company, Parent, and the Surviving Entity and shall not be amended in a manner that is adverse to any Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of such Indemnified Party (including such successors, assigns and heirs) affected thereby, except to the extent otherwise required by applicable Law, contract or otherwise. Nothing in this Agreement, including this Section 7.9, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company, any Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 7.9 is not prior to, or in substitution for, any such claims under any such policies. The provisions of this Section 7.9 shall survive the consummation of the Merger.

Section 7.10          Section 16 Matters. Prior to the Effective Time, the Company shall, and shall be permitted to, take all such steps as may reasonably be necessary to cause the transactions contemplated by this Agreement, including any dispositions of Company Common Shares by each Person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Section 7.11          Financing Cooperation; Assumption.

(a)          Prior to the Closing Date, the Company shall use its commercially reasonable efforts to provide, and shall use its commercially reasonable efforts to cause its Representatives to provide, and shall cause each Subsidiary of the Company to use its commercially reasonable efforts to provide, to Parent and Merger Sub, in each case at Parent’s sole expense, all cooperation reasonably necessary and customary in connection with the arrangement of the Debt Financing, which cooperation is reasonably requested in writing by Parent and will include using commercially reasonable efforts to:

(i)          upon reasonable notice, the Company shall direct senior management of the Company or its Subsidiaries with appropriate seniority and expertise to participate in a reasonable number of meetings and presentations with bona fide prospective lenders at reasonable times and with reasonable advance notice and which such meetings shall be telephonic or by videoconference unless otherwise agreed to by the Company;

(ii)          assist with the preparation of customary materials for bank information memoranda and similar marketing documents reasonably necessary in connection with the Debt Financing and provide reasonable cooperation with the due diligence efforts of any source of any Debt Financing to the extent reasonable and customary for financings similar to the Debt Financing; in each case in this clause: (A) subject to customary confidentiality provisions and disclaimers; (B) as reasonably requested by Parent; and (C) limited to information to be contained therein with respect to the Acquired Companies;

(iii)          (A) furnish Parent and the Debt Financing Sources reasonably promptly upon written request with such financial and other pertinent business information relating to the Acquired Companies as may be reasonably requested by Parent, as is usual and customary financings similar to the for Debt Financing and reasonably available and prepared by or for the Acquired Companies in the ordinary course of business, and (B) provide the Debt Financing Sources, or their Representatives, reasonable access during normal business hours, upon reasonable notice and subject to customary access agreements, to the Company Properties in connection with Parent’s efforts to arrange and consummate the Debt Financing;

(iv)          assist with the preparation of customary definitive loan documentation contemplated by the Debt Financing (including schedules), including any customary guarantee, pledge and security documents, with such documents subject to the occurrence of, and to be effective no earlier than, the Closing Date and such documents to be consistent with the terms and conditions of the Debt Commitment Letter;

(v)          to the extent reasonably requested by Parent and necessary in connection with the Debt Financing, use commercially reasonable efforts to obtain estoppels and certificates from tenants, lenders, managers, franchisors, ground lessors, ground lessees and counterparties to reciprocal easement agreements, declarations and similar agreements under Permitted Encumbrances; and

(vi)          provide to Parent upon written request all documentation and other information with respect to the Acquired Companies reasonably requested by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act in connection with the Debt Financing, that has in each case been requested by Parent in writing at least eight (8) Business Days prior to the Closing Date;

provided, however, that notwithstanding anything to the contrary in this Section 7.11(a), the Company and its Subsidiaries shall not be required to provide any information, documents or materials pursuant to this Section 7.11(a) to the extent such information, documents or materials have been (x) made available to Parent or its Representatives in the electronic data room established in connection with the transactions contemplated by this Agreement or (y) otherwise provided to, or are in the possession of or reasonably accessible to, Parent or its Representatives.

(b)          The Company shall use commercially reasonable efforts to deliver to Parent at least two (2) Business Days prior to the Closing Date an appropriate and customary payoff letter with respect to the Indebtedness set forth on Section 7.11(b) of the Company Disclosure Letter (the “Payoff Letters”), specifying the aggregate payoff amount of the Company’s obligations (including principal, interest, fees, Expenses, premium (if any) and other amounts payable in respect of such Indebtedness) that will be outstanding under such Indebtedness as of the Closing and providing for a release of all guarantees (subject to customary surviving obligations) and Liens, if any, thereunder upon the receipt of the payoff amounts specified in the Payoff Letters (it being understood and agreed that Parent and Merger Sub shall be responsible for paying all amounts under the Payoff Letters, and which releases shall only be effective at or after the Closing).

(c)          Upon the terms and subject to the conditions set forth in this Agreement, the Company shall use, and cause each Subsidiary of the Company to use, its and their respective commercially reasonable efforts to take any actions that are reasonably requested by Parent in writing to obtain any Assumption; provided that no Acquired Company shall be required, directly or indirectly, to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets, operations or business of any Acquired Company, unless such requirement, condition, understanding, agreement or order is binding on or otherwise applicable to such Acquired Company only from and after the Closing in the event that the Closing occurs; provided, further, that in no event shall any Acquired Company be required to (i) amend, modify, supplement or waive the terms and conditions of the outstanding Indebtedness or guarantees thereof, including changing any of the parties subject to the obligations of such Indebtedness or guarantees, of any Acquired Company, make any principal payments or financial covenant modifications, forfeit any rights, establish any reserves, cash sweep requirements or cash traps, or pay any other charges, including any “make-whole” premium or other prepayment penalty, or deposit any security, in connection with obtaining any Assumption, in each case that is effective prior to the Closing or (ii) pay, directly or indirectly, prior to the Closing any fee, penalty or other consideration, or incur any liability that is effective prior to the Closing, to any third party for any Assumption. Parent acknowledges and agrees that obtaining any Assumption is not a condition to Closing and that the consummation of the transactions contemplated by this Agreement shall not be conditioned on, or delayed or postponed as a result of the obtaining of (or the failure to obtain) any Assumption. For the avoidance of doubt, the Parties hereto acknowledge and agree that the provisions contained in this Section 7.11(c) represent the sole obligation of the Acquired Companies and their respective Affiliates with respect to cooperation in connection with the Assumptions.

(d)          The Company shall have satisfied its obligations set forth in Section 7.11(a), Section 7.11(b) and Section 7.11(c) if the Company shall have used its commercially reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided. Notwithstanding the foregoing, the Company shall not be required to provide, or cause its Subsidiaries or its or its Subsidiaries’ respective Representatives to provide, cooperation under Section 7.11 to the extent that it: (i) unreasonably interferes with the ongoing business of the Acquired Companies; (ii) requires the Acquired Companies to take any action that would reasonably be expected to cause the Acquired Companies to incur any liability (including any commitment fees and expense reimbursement) in connection with the Financing or any Assumption prior to the Closing; (iii) requires the Acquired Companies or their respective Representatives to execute, deliver or enter into, or perform any agreement, document, certificate, affidavit or instrument with respect to the Financing (other than with respect to customary authorization letters with respect to bank information memoranda) or any Assumption or adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing or any Assumption is obtained that is not conditioned on the occurrence of Closing or that would be effective prior to Closing; (iv) requires the Acquired Companies or their counsel to give any legal opinion; (v) requires the Acquired Companies to provide any information that is prohibited or restricted by applicable Law; (vi) provide access to or disclose information that the Company or any of its Subsidiaries determines in good faith would reasonably be expected to result in a loss or waiver of or jeopardize any attorney-client privilege, attorney work product or other legal privilege (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in this clause (vi)); (vii) requires the Acquired Companies to take any action that is prohibited or restricted by, or would reasonably be expected to conflict with or violate, its organizational documents, or would reasonably be expected to result in a violation or breach of, or default under, any Contract, Material Company Lease or Permitted Encumbrance to which any of the Acquired Companies is a party, in each case, to the extent not created in contemplation hereof, or any applicable Laws; (viii) would reasonably be expected to result in any Acquired Company or any Representative of the Acquired Companies incurring personal liability with respect to any matter relating to the Financing or any Assumption or requires any Representative of the Company or any of its Subsidiaries to deliver any certificate that such Representative reasonably believes, in good faith, contains any untrue certifications; (ix) requires the Acquired Companies or their Representatives, as applicable, to waive or amend any terms of this Agreement; or (x) such cooperation causes any representation, warranty, covenant or other term in this Agreement to be breached or causes any Closing condition set forth in Article 8 to fail to be satisfied. In no event shall the Company be in breach of this Agreement because of the failure to deliver any financial or other information that is not currently readily available to the Acquired Companies (other than information which an Acquired Company is entitled to receive and actually receives following request pursuant to any Management Agreement) on the date hereof or is not otherwise prepared in the ordinary course of business of Acquired Companies at the time requested by Parent or for the failure to obtain review of any financial or other information by its accountants and in no event shall the Company or its Subsidiaries be required to provide or assist in the preparation of any projections or “pro forma” financial statements. In no event shall the Acquired Companies be required to pay any commitment or other fee or give an indemnity or incur any liability (including due to any act or omission by the Company, its Subsidiaries or any of their respective Affiliates or Representatives) or expense (including legal and accounting expenses) in connection with assisting Parent and Merger Sub in arranging the Financing or any Assumption or as a result of any information provided by the Company, its Subsidiaries or any of their respective Affiliates or Representatives in connection with the Financing or any Assumption. None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company, any of its Subsidiaries, or any of their respective Representatives at the request of Parent pursuant to Section 7.11. For the avoidance of doubt, the Parties hereto acknowledge and agree that the provisions contained in this Section 7.11 represent the sole obligation of the Acquired Companies and their respective Affiliates with respect to cooperation in connection with the Debt Financing. Notwithstanding anything to the contrary in this Agreement, the Company, its Subsidiaries and its Representatives shall be deemed to have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under Section 7.11, and any breach by the Company or its Subsidiaries or its Representatives of any of the covenants required to be performed by it under this Section 7.11 shall not be considered in determining the satisfaction of any condition to Closing set forth in this Agreement, including the condition to Closing set forth in Section 8.3(b), or in determining the entitlement of any party to terminate this Agreement, including any entitlement to termination arising from Section 9.1, other than, for purposes of (x) determining the satisfaction of the condition to Closing set forth in Section 8.3(b), or (y) the entitlement of Parent or Merger Sub to terminate this Agreement, in each case, as a result of a Willful Breach of this Section 7.11 by the Company or any of its Subsidiaries.

(e)          Parent shall reimburse the Acquired Companies promptly upon demand for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Acquired Companies and their Representatives in connection with the cooperation under Section 7.11, any action taken by them at the request of Parent pursuant to Section 7.11 (including the dissolution and termination of any subsidiaries formed and documentation entered into pursuant to Section 7.11), and shall indemnify, defend and hold harmless the Acquired Companies and their Representatives and each of the Acquired Companies’ and their Representatives’ respective present and former trustees, directors, officers, employees and agents (collectively, the “Financing Indemnified Parties”) from and against any and all costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities suffered or incurred by any of them in connection with the arrangement and consummation of the Financing or any Assumption and any information used in connection therewith, except in the event such matters arose out of or resulted from the intentional misrepresentation of or willful misconduct by the Company, its Subsidiaries or any of its or their respective Affiliates or Representatives. The provisions of this Section 7.11(e) are intended to be for the benefit of, and shall be enforceable by, each of the foregoing Financing Indemnified Parties. This Section 7.11(e) shall survive the termination of this Agreement, and is intended to benefit, and may be enforced following consummation of the Merger and the Closing or any termination of this Agreement, by Affiliates and Representatives of the Acquired Companies, in each case, who are each third-party beneficiaries of this Section 7.11(e). In the event the Merger and the other transactions contemplated hereby are not consummated, Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company and its Subsidiaries in connection with the cooperation under Section 7.11 and not previously reimbursed.

(f)          After the later of the No-Shop Period Start Date and, in the event there is an Excluded Party, the Cut-Off Time in respect of the last Excluded Party, at the reasonable request of Parent with and subject to the consent of the Company (in its sole discretion, but subject to reasonable consultation with Parent), the Company shall use commercially reasonable efforts to file a Form 8-K with the SEC disclosing information identified by Parent relating to the Company for purposes of permitting such information to be included in the debt marketing materials to be provided to potential investors who do not wish to receive material nonpublic information with respect the Company or its securities.

Section 7.12          Financing.

(a)          Each of Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing in an amount required to satisfy the Required Amount not later than the Closing Date on the terms and conditions described in or contemplated by the Financing Commitment Letters (including complying with any valid request requiring the exercise of “market flex” provisions in the Debt Commitment Letters) (or on other terms with respect to conditionality, availability, timing and amount that are not less favorable to Parent and Merger Sub than those set forth in the Financing Commitment Letters on the date hereof and otherwise on terms and conditions as would not have any result, event or consequence described in any of clauses (A) through (D) of Section 7.12(c)), including using reasonable best efforts to (i) maintain in full force and effect the Financing Commitment Letters and the Guarantees, (ii) negotiate and execute definitive agreements with respect to the Debt Financing required to pay the Required Amount (after taking into account any available Equity Financing) on the terms and conditions contained in the Debt Commitment Letters (which may reflect “market flex” provisions in the Debt Commitment Letters) (or on other terms with respect to conditionality, availability, timing and amount that are not less favorable to Parent and Merger Sub, than those set forth in the Financing Commitment Letters on the date hereof and otherwise on terms and conditions as would not have any result, event or consequence described in any of clauses (A) through (D) of Section 7.12(c)) (such definitive agreements, the “Definitive Financing Agreements”), (iii) satisfy and comply with on a timely basis (except to the extent that Parent and Merger Sub have obtained the waiver of) all conditions and covenants to the funding or investing of the Financing required to pay the Required Amount applicable to Parent or Merger Sub in the Financing Commitment Letters and the Definitive Financing Agreements that are to be satisfied by Parent or Merger Sub, (iv) consummate the Financing in an amount required to pay the Required Amount at or prior to the Closing, and (v) enforce its rights under the Financing Commitment Letters and the Guarantees. Without limiting the generality of the foregoing, Parent shall, and shall cause each of its Affiliates to, take all actions necessary to enforce its rights under the Financing Commitment Letters and the Guarantee. Neither of Parent nor Merger Sub shall release or consent to the termination of the obligations of any investor to provide the Equity Financing if such release or termination would cause the Equity Financing, together with proceeds of the Debt Financing, to be less than the Required Amount, or release or consent to the termination of obligations under the Guarantee.

(b)          In the event that any portion of the Debt Financing in an amount required to pay the Required Amount (after taking into account any available Equity Financing) becomes unavailable on the terms and conditions (including any “market flex” provisions) contemplated in the Debt Commitment Letters, Parent shall promptly (and in any event within twenty-four (24) hours) notify the Company of such unavailability and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing on terms and conditions not less favorable to Parent (as determined in the reasonable judgment of Parent) than the terms and conditions (including any “market flex” provisions) contained in the Debt Commitment Letters (provided that, for the avoidance of doubt, any financing that has higher pricing, interest rates, fees or other yield than as set forth in the Debt Commitment Letters after giving effect to the “market flex” provisions therein shall be deemed less favorable to Parent) in an amount sufficient, when added to the portion of the Financing that is and remains available and taking into account any available Equity Financing, to pay the Required Amount (“Alternative Financing”) and to obtain and promptly provide the Company with a copy of the new executed commitment letter that provides for such Alternative Financing (and any related executed fee letters and fee credit letter, as applicable, in connection therewith, copies of which shall be provided to the Company (it being understood that any such fee letter and fee credit letter may be redacted as to fee amounts, “flex” terms and other economic terms, so long as such redactions do not relate to any terms that may adversely affect the conditionality, enforceability, availability or termination of the Alternative Financing Commitment Letter or reduce the aggregate principal amount of the Debt Financing)) (the “Alternative Financing Commitment Letter”). For purposes of this Agreement (other than with respect to representations in this Agreement made by Parent or Merger Sub that speak to the date of this Agreement) references to (i) the “Financing” and “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letters and any such Alternative Financing, (ii) the “Financing Commitment Letters” and the “Debt Commitment Letters” shall include the Debt Commitment Letters to the extent not superseded by the Alternative Financing Commitment Letter and any such Alternative Financing Commitment Letter, (iii) the “Definitive Financing Agreements” shall include the definitive documentation relating to the debt financing completed by the Debt Commitment Letters and any such Alternative Financing and (iv) the “Debt Financing Sources” shall include the financial institutions and other entities party to any Alternative Financing Commitment Letter.

(c)          Neither Parent nor Merger Sub shall permit or consent to or agree to any amendment, restatement, replacement, supplement, termination or other modification or waiver of any provision or remedy under, (i) any Equity Commitment Letter (other than to increase the amount of Equity Financing available thereunder), (ii) any Guarantee or (iii) the Debt Commitment Letters, in each case, without the prior written consent of the Company, if such amendment, restatement, supplement, termination, modification or waiver would (A) impose new or additional conditions precedent to the funding of the Financing or would otherwise adversely change, amend, modify or expand any of the conditions precedent to the funding of the Financing, (B) be reasonably expected to prevent or delay the availability of all or a portion of the Financing necessary to pay the Required Amount or the consummation of the transactions contemplated by this Agreement, (C) reduce the aggregate amount of the Financing below the amount necessary to pay the Required Amount, or (D) otherwise adversely affect the ability of Parent or Merger Sub to enforce their rights under the Financing Commitment Letters; provided that Parent may amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letters as of the date of this Agreement, subject to the restrictions set forth in the Nondisclosure Agreement. For purposes of this Agreement (other than with respect to representations in this Agreement made by Parent or Merger Sub that speak as of the date of this Agreement), references to (i) the “Equity Financing”, “Debt Financing” and “Financing” will include the financing contemplated by the Financing Commitment Letters as permitted by this Section 7.12 to be amended, restated, replaced, supplemented or otherwise modified or waived and (ii) the “Debt Commitment Letters”, “Equity Commitment Letters” or “Financing Commitment Letters” shall include such documents as permitted by this Section 7.12(c) to be amended, restated, replaced, supplemented or otherwise modified or waived, in each case from and after such amendment, restatement, replacement, supplement or other modification or waiver. Notwithstanding anything to the contrary in this Agreement, in no event shall any Alternative Financing Commitment Letter, or any amendment, restatement, amendment and restatement, modification or supplement to, or replacement of, the Debt Commitment Letters, be deemed to adversely expand the obligations of the Company and its Subsidiaries to assist with respect to the Debt Financing under Section 7.11.

(d)          Prior to the Closing Date, (i) upon the request of the Company, Parent shall keep the Company reasonably informed in reasonable detail of the status of its efforts to arrange and consummate the Debt Financing and (ii) Parent shall promptly inform the Company upon the occurrence of any material development with respect to the Debt Financing. Further, Parent shall give the Company prompt written notice (and in any event within twenty-four (24) hours) after Parent or Merger Sub obtains knowledge (i) of any default or breach (or any event that, with or without notice, lapse of time or both, could, or could reasonably be expected to, give rise to any default or breach) by any party under any of the Financing Commitment Letters or the Definitive Financing Agreements, (ii) of any termination of any of the Financing Commitment Letters, (iii) of the receipt by Parent or Merger Sub of any written notice or other written communication from any investor or Debt Financing Source with respect to any (A) actual or potential default, breach, termination or repudiation of any Financing Commitment Letter or any Definitive Financing Agreement, or any material provision thereof, in each case by any party thereto, or (B) material dispute or disagreement between or among any parties to any Financing Commitment Letter or the Definitive Financing Agreements that would reasonably be expected to prevent or materially delay the Closing or make the timely funding of the Financing required to pay the Required Amount on the Closing Date materially less likely to occur or give rise to a right of termination under any such arrangement and (iv) of the occurrence of any event or development that would reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing necessary to pay the Required Amount. Without limitation of the foregoing, upon the request of the Company from time to time, Parent will promptly update the Company on the activity and developments of its efforts to arrange and obtain the Financing, including by providing copies of all definitive agreements (and drafts of all offering documents and marketing materials) related to the Financing, and any amendments, modifications or replacements to any Financing Commitment Letters (or any Alternative Financing Commitment Letter).

(e)          Each of the Parent Parties shall, and shall cause their respective Subsidiaries and Affiliates to, use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to obtain or complete the Assumptions.

(f)          Parent acknowledges and agrees that obtaining the Debt Financing is not a condition to Closing and that the consummation of the transactions contemplated by this Agreement shall not be conditioned on, or delayed or postponed as a result of, the obtaining of (or the failure to obtain) the Debt Financing.

Section 7.13          Takeover Statutes. The Parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the Company Governing Documents or the governing documents of the Parent Parties (“Governing Document Restrictions”) on the Merger and the other transactions contemplated by this Agreement. The Company and the Company Board shall not take any action on or after the date hereof to exempt any Person (other than any Parent Party or their respective Affiliates) from or render inapplicable (i) the “Ownership Limit” (as defined in the Company Declaration) (including by establishing or increasing an exemption of any Person from the “Ownership Limit” under the Company Declaration) or other Governing Document Restrictions or (ii) any Takeover Statute of any jurisdiction.

Section 7.14          Treatment of Company Indebtedness.

(a)          Trust Preferred Securities. Upon written request of Parent at least seventy-five (75) days prior to the Closing Date, the Company shall use commercially reasonable efforts to take, or cause to be taken, such actions as are reasonably necessary under the TRUPS Documents to effect, substantially concurrently with Effective Time, subject to the consummation of the transactions contemplated by this Agreement and the occurrence of the Closing, the redemption, repayment or satisfaction in full of the outstanding Junior Subordinated Notes issued pursuant to the TRUPS Documents, including payment in full of the outstanding principal amount of such Junior Subordinated Notes, together with all accrued and unpaid interest thereon to, but excluding, the applicable redemption, repayment or satisfaction date, and, in connection therewith, the related redemption, repayment or satisfaction of the outstanding Trust Preferred Securities, together with all accrued and unpaid distributions thereon to, but excluding, the applicable redemption or satisfaction date, and any other amounts required to be paid under the TRUPS Documents in connection with such redemption, repayment, satisfaction or discharge, in each case in accordance with, and subject to, the terms and conditions of the TRUPS Documents and applicable Law. Without limiting the foregoing, the Company shall use commercially reasonable efforts to deliver, or cause to be delivered, any notices, certificates, opinions, instructions and other documentation required to be delivered by the Company under the TRUPS Documents in connection with such redemption, repayment or satisfaction, provided that the Company shall deliver a copy of any such notice, certificate, opinion, instruction and other documentation to Parent at least three (3) Business Days prior to delivering or entering into such document and the Company shall include any proposed changes thereon that Parent reasonably requests (and Parent shall consider in good faith comments of the Company and its counsel thereon). Parent shall, or shall cause Merger Sub to, provide or make available to the Company (or Parent shall direct the Company or any of its Subsidiaries to use funds on their balance sheet), immediately prior to the Effective Time, funds sufficient to pay the TRUPS Redemption Amount. Notwithstanding anything to the contrary in this Agreement, the completion of the redemption, repayment or satisfaction of the Junior Subordinated Notes or Trust Preferred Securities pursuant to the TRUPS Documents shall not be a condition to the obligations of any party to consummate the Closing.

(b)          Senior Notes.

(i)          Upon written request of Parent, the Company shall, and shall cause its Subsidiaries and its and their Representatives to, as applicable, use commercially reasonable efforts to (i) deliver to the Notes Trustee under the applicable Senior Notes Indenture, at the Effective Time, a notice of optional redemption and any required customary officers’ certificates, in each case, in the form required by the applicable Senior Notes Indenture and prepared by Parent and its counsel, for up to all of the outstanding aggregate principal amount of any series of Senior Notes outstanding and identified by Parent pursuant to the redemption provisions of the applicable Senior Notes Indenture and the Senior Notes, and (ii) provide assistance reasonably requested by Parent to facilitate the redemption of any series of Senior Notes identified by Parent or the satisfaction and discharge of any series of Senior Notes identified by Parent at the Effective Time pursuant to the redemption and satisfaction and discharge provisions, respectively, and other applicable provisions of the applicable Senior Notes Indenture (each, a “Discharge”); provided, however, that Parent shall have provided to the Company a draft of any notice of redemption and officers’ certificates a reasonable period of time in advance of the distribution and/or execution thereof to allow the Company and its counsel to review and comment on such notice of redemption and officers' certificates (and Parent shall consider in good faith comments of the Company and its counsel thereon). Notwithstanding anything herein to the contrary, in no event shall this Section 7.14(b) require the Company or any of its Subsidiaries to cause any redemption or Discharge to be effective unless and until the Effective Time has occurred and Parent has provided or caused to be provided to the Notes Trustee under the applicable Senior Notes Indenture funds (or Parent has directed the Company or any of its Subsidiaries to use funds on their balance sheet) sufficient to effect any such redemption or Discharge in compliance with the provisions of such applicable Senior Notes Indenture.

(ii)          Parent or any Subsidiary of Parent will also be permitted to commence and conduct, in accordance with the terms of the Senior Notes Indentures and applicable legal requirements, one or more exchange offers or consent solicitations with respect to any or all of the Senior Notes; provided that, the closing of any such exchange offer or consent solicitation shall not be consummated prior to the Effective Time, shall be subject to the occurrence of, the Effective Time, and any such transaction shall be funded solely using consideration provided by Parent or any of its Subsidiaries. Parent shall consult with the Company regarding the material terms and conditions of any such transaction, including the timing and commencement thereof and any exchange or consent deadlines. In the event that Parent or any Subsidiary of Parent initiates any exchange offer or consent solicitation with respect to any Senior Notes, Parent shall give the Company and its counsel a reasonable opportunity to review and comment on any disclosure in respect of the Company proposed to be included in any offering or marketing documents related to such exchange offer or consent solicitation, including all amendments and supplements thereto, prior to the first use of such documents or disseminating them to prospective investors, and shall consider any comments proposed by the Company or its counsel in good faith. Each of the Company and its Subsidiaries shall use its commercially reasonable efforts to provide assistance reasonably requested by Parent to facilitate any exchange offer or consent solicitation initiated by Parent or any Subsidiary of Parent in connection with any Senior Notes, and, in each case, take any other actions reasonably requested by Parent that are customary or necessary in connection therewith; provided that, prior to the Effective Time, neither the Company nor any of its Subsidiaries nor counsel for any of them shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any exchange offer or consent solicitation (other than, in connection with the execution of a supplemental indenture relating to a consent solicitation, the Company delivering customary officers’ certificates (prepared by Parent and its counsel as described in the immediately following paragraph) that are required to be delivered to the Notes Trustee under a Senior Notes Indenture, to the extent such certificates would not, in the reasonable opinion of the Company, its counsel or the Notes Trustee under any Senior Notes Indenture, conflict with applicable legal requirements or such Senior Notes Indenture and would be accurate in light of the facts and circumstances at the time delivered) or execute any other instruments or agreements in connection therewith other than the supplemental indenture described in the immediately following paragraph with respect to a consent solicitation. All legal opinions and negative assurance letters customary or required in connection with any exchange offer or consent solicitation shall be delivered by counsel to Parent.

(iii)          Subject to the receipt of any requisite consents in connection with any consent solicitation, the Company and its Subsidiaries shall use commercially reasonable efforts to execute one or more supplemental indentures to the Senior Notes Indentures prepared by Parent and its counsel in accordance with the Senior Notes Indentures, amending the terms and provisions of the Senior Notes Indentures as described in the applicable consent solicitation, as reasonably requested by Parent, which supplemental indentures shall become effective upon the execution thereof (or as otherwise contemplated in the applicable consent solicitation) and operative no earlier than, and subject to the occurrence of, the Effective Time; provided, however, that (i) Parent shall have provided to the Company drafts of any supplemental indenture and related officers’ certificates a reasonable period of time in advance of the execution thereof to allow the Company and its counsel to review and comment on such supplemental indenture and officers’ certificates (and Parent shall consider in good faith comments of the Company and its counsel thereon) and (ii) in no event shall the Company, its Subsidiaries or any of their respective officers, directors or other Representatives have any obligation to authorize, adopt or execute any amendments or other agreement that would, in the reasonable opinion of the Company, its counsel or the Notes Trustee under the Senior Notes Indentures, be inconsistent with the terms of the Senior Notes Indentures or applicable legal requirements or that would become operative before the Effective Time. Notwithstanding anything herein to the contrary, in no event shall this Section 7.14(b) require the Company or any of its Subsidiaries to cause any supplemental indenture to become operative unless and until the Effective Time has occurred and Parent or a Subsidiary of Parent has provided or caused to be provided to the Notes Trustee under the applicable Senior Notes Indenture funds (or Parent has directed the Company or any of its Subsidiaries to use funds on their balance sheet) sufficient to pay any applicable fees owed to the holders of any Senior Notes in compliance with the terms and conditions of any applicable exchange offer or consent solicitation initiated by Parent or any Subsidiary of Parent with respect to any Senior Notes.

Section 7.15          Obligations of the Parties. The Company shall take all actions necessary to perform its obligations under this Agreement. Parent shall take all actions necessary to (a) cause the Parent Parties to perform their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Closing, Merger Sub shall not conduct any business or make any investments or incur or guarantee any Indebtedness other than as specifically contemplated by this Agreement.

Section 7.16          Tax Matters.

(a)          The Company and Parent shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration, conveyance, documentary and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes.

(b)          The Company shall deliver to Hogan Lovells Cadwalader US LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to both Parent and the Company) (“REIT Counsel”) an officer’s certificate (“REIT Officer’s Certificate”), dated as of the Closing Date, and signed by an Officer of the Company and in form and substance substantially in the form of Exhibit B or otherwise reasonably satisfactory to REIT Counsel and Parent, containing representations of the Company reasonably necessary or appropriate to enable REIT Counsel to render the tax opinion set forth in Exhibit A hereto pursuant to Section 8.3(d).

(c)          The Company shall cause each of its Subsidiaries that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code to elect to be treated as (or otherwise convert or merge into an entity that is) a disregarded entity for U.S. federal income tax purposes effective prior to the Closing Date and shall provide timely evidence of the filing of such election, conversion or merger, as applicable, on or before the Closing Date.

Section 7.17          Dividends. Notwithstanding anything to the contrary in this Agreement, prior to the Closing Date, the Company may declare and pay dividends to its shareholders, distributing cash in such amounts determined by the Company, in the reasonable discretion of the Company Board exercised in good faith, on advice of counsel to the Company and after consultation with Parent, to be reasonably required to be distributed in order for the Company to maintain its qualification as a REIT for such year and to avoid or reduce the incurrence of income or excise Tax. In the event the Company makes any dividends or other distributions pursuant to this Section 7.17, the Merger Consideration shall be decreased by an amount equal to the per share amount of any such dividend or other distribution on Company Common Shares so declared or paid by the Company pursuant to this Section 7.17 (provided that the per share decrease shall be adjusted, if applicable, in accordance with Section 3.1(b)).

Section 7.18          Deregistration and Delisting. Prior to the Effective Time, the Company and, following the Effective Time, Parent and the Surviving Entity, shall use reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things necessary, proper or advisable on its part under applicable Law and rules and policies of the New York Stock Exchange to cause the delisting of the Company and of the Company Common Shares and the Company Series C Preferred Shares from the New York Stock Exchange as promptly as practicable after the Effective Time and the deregistration of the Company Common Shares under the Exchange Act as promptly as practicable after such delisting.

Section 7.19          Trustee and Officer Resignations. If requested in writing by Parent at least five (5) Business Days prior to the Closing, the Company shall use reasonable best efforts to obtain and deliver to Parent at the Closing, in form reasonably satisfactory to Parent, resignations effective as of the Effective Time executed by each trustee, director and officer of any Acquired Company in office immediately prior to the Effective Time.

Section 7.20          Requested Transactions. During the period between (x) the later of the No-Shop Period Start Date and, in the event there is an Excluded Party, the Cut-Off Time in respect of the last Excluded Party and (y) the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article 9, the Company shall use its commercially reasonable efforts to provide (at Parent’s sole cost and expense) such cooperation and assistance as Parent may reasonably request in writing to prepare for sale any of the assets of the Company set forth on Section 7.20 of the Company Disclosure Letter (or the capital stock, shares of beneficial interests, partnership interests or limited liability interests owned, directly or indirectly, by the Company in the applicable Subsidiary of the Company that directly owns any such assets) at a price (provided that the Company shall not be required to sell any such assets for less than reasonably equivalent value) and on terms as reasonably designated by Parent (the “Requested Transactions”) including by selling such assets to one or more entities designated by Parent (including its Affiliates) on the Closing Date; provided, however, that (i) the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned) shall be required if the Requested Transaction would involve the solicitation of, discussions, negotiations or any other contact with, or provisions of access or information to, any third parties (including prospective purchasers) or their respective Representatives, (ii) no Requested Transaction shall include a commitment or other binding obligation on the part of the Company or any of its Subsidiaries that cannot be terminated without any penalty or payment of any fee or other amount prior to the Closing, (iii) in no event shall the consummation of the Requested Transactions occur prior to the Closing Date but in all events shall be subject to the Closing, (iv) none of the Requested Transactions shall delay or prevent the completion of the Merger or constitute a condition to the consummation of the Merger (or subject the completion of the Merger to any uncertainty), (v) neither the Company nor any Subsidiary of the Company shall be required to take any action in contravention of any Laws or the declaration of trust or bylaws or similar organizational documents of the Company or such Subsidiary, (vi) the Requested Transactions (or the inability to complete any or all Requested Transactions) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including payment of the Merger Consideration or the obligation to complete the Merger in accordance with the terms of this Agreement, (vii) neither the Company nor any Subsidiary of the Company shall be required to take any action that (x) would adversely affect the classification of the Company as a REIT, (y) would reasonably be expected to cause the Company to be subject to “prohibited transactions” Taxes or other material Taxes under Sections 857(b), 860(c) or 4981 of the Code (or other material entity-level Taxes) or (z) would be reasonably likely to prevent counsel from delivering the opinion described in Section 8.3(e) in the form set forth in Exhibit A, (viii) no Requested Transactions shall require any of the Acquired Companies to give any legal opinions or fairness or solvency opinions, (ix) no Requested Transaction shall require any Acquired Company to take any action that unreasonably interferes with the ongoing business of the Acquired Companies, (x) no Requested Transactions shall require any Acquired Company, prior to the Closing, to incur any liability (including any commitment fees and expense reimbursement) in connection therewith, (xi) neither the Company nor any Subsidiary of the Company shall be required to provide any material non-public information to any third party other than Parent and its Affiliates or their respective Representatives, and (xii) no Requested Transaction shall require any Acquired Company to pay any commitment or other fee or give an indemnity or incur any liability (including due to any act or omission by the Company, its Subsidiaries or any of their respective Affiliates or Representatives) or expense (including legal and accounting expenses) in connection with assisting Parent and Merger Sub in arranging such Requested Transaction or as a result of any information provided by the Company, its Subsidiaries or any of their respective Affiliates or Representatives in connection with such Requested Transaction. Such actions or transactions shall be undertaken in the manner (including in the order) specified by Parent and, subject to the limits set forth above and except as agreed by Parent and the Company, such actions or transactions shall be implemented on the Closing Date contingent on Closing; provided that in no event shall the consummation of the Requested Transactions occur prior to the Closing Date. Notwithstanding anything to contrary in this Agreement, any breach by the Company or its Subsidiaries or its Representatives of any of the covenants required to be performed by it under this Section 7.20 shall not be considered in determining the satisfaction of any condition to Closing set forth in this Agreement, including the condition to Closing set forth in Section 8.3(a), or in determining the entitlement of any party to terminate this Agreement, including any entitlement to termination arising from Section 9.1. Without limiting the foregoing, none of the representations, warranties or covenants of the Acquired Companies shall be deemed to apply to, or be deemed to be breached or violated by, and no condition set forth in Article 8 shall be deemed to have failed to be satisfied as a result of, the transactions or cooperation contemplated by this Section 7.20. The Company shall not be deemed to have made an Adverse Recommendation Change or entered into or agreed to enter into an Alternative Acquisition Agreement as a result of providing any cooperation or taking any actions to the extent requested by Parent in connection with a Requested Transaction. The consummation of any Requested Transaction shall not constitute consummation of a Competing Proposal for purposes of Section 9.3(b)(iii), nor shall any Competing Proposal made in respect of a Requested Transaction constitute a Competing Proposal for purposes of Section 9.3(b)(iii). If this Agreement is validly terminated in accordance with Article 9 without the Closing having occurred, the Parties shall take all actions necessary to reverse or otherwise not consummate any such transactions, without any liability to any Acquired Company. Parent shall promptly reimburse the Company for all reasonable out-of-pocket costs incurred by the Company in connection with any actions taken by the Company in accordance with this Section 7.20 (including reasonable fees and expenses of its Subsidiaries) and Parent hereby agrees to indemnify and hold harmless the Company Board, the Company, its Subsidiaries and their respective Affiliates and Representatives (the “Requested Transactions Indemnified Persons”) from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions (it being understood that the indemnification obligations of Parent and Merger Sub in this Section 7.20 are for the express benefit of and may be enforced by each Requested Transactions Indemnified Person, whether or not such Person is a party to this Agreement).

Section 7.21          Series C Preferred Shares Cooperation. Upon written request of Parent, at any time following the date of this Agreement and not less than two (2) days prior to the Closing Date, the Company shall, and shall cause its Subsidiaries and its and their Representatives to, as applicable, use commercially reasonable efforts to promptly deliver to the record holders of the Company Series C Preferred Shares, the transfer agent and any other Person entitled thereto under the Company Declaration, any notice of Parent’s intention to effect, subsequent to and conditioned upon the occurrence of the Effective Time, a repurchase of the Company Series C Preferred Shares, cash out merger or liquidation, as directed by Parent, such notice to be in the form required by the Company Declaration and prepared by Parent and its counsel and to include (a) a description of the holders’ special redemption right under the terms of the Company Series C Preferred Shares, and (b) such other notices and information required by Article SIXTH of the Company Declaration, in each case which would arise as a result of the effectiveness of the Merger. Parent shall provide to the Company a draft of any such notice a reasonable period of time in advance of its distribution to allow the Company and its counsel to review and comment thereon, and Parent shall consider in good faith any comments proposed by the Company or its counsel. Notwithstanding anything herein to the contrary, in no event shall any such repurchase, cash out merger or liquidation become effective, or any related notice to be issued on a basis that is irrevocable, unless and until the Effective Time has occurred (and such notice shall automatically be revoked and of no force or effect if the Closing is not consummated (including if this Agreement is terminated), and the completion of any such repurchase, cash out merger or liquidation shall not be a condition to the obligations of any Party to consummate the Closing.

Article 8
CONDITIONS

Section 8.1          Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, valid waiver by each of the Parties at or prior to the Closing of the following conditions:

(a)          Approvals. (i) The Shareholder Approval shall have been obtained in accordance with applicable Law and the Company Governing Documents, and (ii) the Consents of each Governmental Authority set forth in Section 8.1(a) of the Company Disclosure Letter shall have been obtained or shall have occurred, as applicable, and shall be in full force and effect.

(b)          No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger.

Section 8.2          Conditions to Obligations of the Company. The obligations of the Company to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by the Company, at or prior to the Closing, of the following additional conditions:

(a)          Representations and Warranties. (i) The representations and warranties of the Parent Parties set forth in Section 5.1 (Organization and Qualification), Section 5.2 (Authority) and Section 5.11 (Brokers) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, and (ii) each of the other representations and warranties of the Parent Parties contained in this Agreement shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) in all material respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, except, in each case, representations and warranties that are made as of a specific date shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) in all material respects only on and as of such date.

(b)          Performance of Covenants and Obligations of the Parent Parties. The Parent Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing Date.

(c)          Delivery of Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date, signed on behalf of Parent by an executive officer of Parent, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

Section 8.3          Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by Parent at or prior to the Closing, of the following additional conditions:

(a)          Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.1(a) and Section 4.1(b) (Organization and Qualification; Subsidiaries), Section 4.2 (Authority; Approval Required), Section 4.20 (Brokers), Section 4.21 (Opinion of Financial Advisor), Section 4.22 (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, (ii) the representations and warranties set forth in Section 4.4(a) and Section 4.4(b) (Capital Structure) shall be true and correct in all respects, except for failures of such representations and warranties to be true and correct that, in the aggregate, would not result in more than a de minimis increase in the aggregate consideration payable by the Parent Parties pursuant to Article 3 of this Agreement, as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, and (iii) each of the other representations and warranties of the Company set forth in Article 4 of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, except (A) in each case of clauses (i), (ii) and (iii), representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a Company Material Adverse Effect.

(b)          Performance of Covenants and Obligations of the Company. The Company shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement (excluding Section 7.11 (other than as a result of Willful Breach) and Section 7.20) on or prior to the Closing Date.

(c)          No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

(d)          Delivery of Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed on behalf of the Company by an Officer certifying that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e)          REIT Opinion. Parent shall have received a written tax opinion of REIT Counsel, substantially in the form of Exhibit A to this Agreement and dated as of the Closing Date (which such opinion shall be subject to customary assumptions, qualifications and representations, as set forth in such form opinion, including representations made by the Acquired Companies in the REIT Officer’s Certificate, and which may contain such changes or modifications from the language set forth in such form as may be deemed reasonably necessary or appropriate by REIT Counsel; provided that such opinion and REIT Officer’s Certificate remain substantially in the forms of Exhibit A and Exhibit B, and agreed to by Parent (with such agreement not to be unreasonably withheld, conditioned or delayed)), to the effect that beginning with its taxable year ended December 31, 2019 and through and including its short taxable year that ends on the Effective Time, the Company has been organized and operated in conformity with the requirements to qualify as a REIT under the Code.

Section 8.4          Failure of Closing Conditions. None of the Parent Parties, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied (or to be able to be satisfied) to excuse it from its obligation to effect the Merger if such failure (or inability to be satisfied) was caused by such Party’s failure to comply with or perform its obligations under this Agreement (excluding, with respect to the Company, Section 7.11 (to the extent such failure to perform does not constitute a Willful Breach) and Section 7.20).

Article 9
TERMINATION; FEES AND EXPENSES; AMENDMENT

Section 9.1          Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, notwithstanding receipt of the Shareholder Approval (except as otherwise specified in this Section 9.1):

(a)          by mutual written consent of each of the Company and Parent;

(b)          by either the Company or Parent, upon prior written notice to the other Party:

(i)          if the Merger shall not have occurred on or before 11:59 p.m. (New York City time) on January 19, 2027 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the primary cause of such failure of the Merger to be consummated by the Outside Date was the failure of such Party (and, in the case of Parent, including the failure of the other Parent Parties) to perform in all material respects any of its obligations, covenants or agreements under this Agreement;

(ii)          if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable (provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (and, in the case of Parent, including the failure of the other Parent Parties) to perform in all material respects any of its obligations, covenants or agreements under this Agreement); or

(iii)          if the Shareholder Approval shall not have been obtained at the Shareholders Meeting, duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Merger was taken;

(c)          by the Company, upon prior written notice to Parent:

(i)          if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of any of the Parent Parties set forth in this Agreement, has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “Parent Terminating Breach”), which breach or failure to perform cannot be cured, or, if capable of cure, has not been cured by the earlier of (A) thirty (30) days following the delivery of written notice thereof from the Company to Parent and (B) two (2) Business Days prior to the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a Company Terminating Breach shall have occurred and be continuing at the time the Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i);

(ii)          if, at any time prior to receipt of the Shareholder Approval, the Company Board (or a committee thereof) shall have determined to terminate this Agreement in accordance with Section 7.3(g) in order to enter into an alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.3(g); provided, however, that this Agreement may not be so terminated (and such termination shall not be effective) unless (A) prior to or concurrently with such termination the Company pays the Company Termination Payment in accordance with and as required by Section 9.3(b), and (B) concurrently with the occurrence of such termination the alternative Acquisition Agreement relating to such Superior Proposal is entered into by the Company; or

(iii)          if (A) all of the conditions set forth in Section 8.1 and Section 8.3 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing; provided that each such condition is, at the time of delivery of the notice referred to in the following clause (B) of this Section 9.1(c)(iii), capable of being satisfied as if such time were the Closing), (B) on or after the date the Closing should have occurred pursuant to Section 2.2, the Company has delivered an irrevocable written notice to Parent to the effect that all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing; provided that each such condition is then capable of being satisfied as if such time were the Closing) and the Company is ready, willing and able to consummate, and will consummate, the Closing at such time, and (C) the Parent Parties fail to consummate the Closing within three (3) Business Days after delivery of the notice referenced in the preceding clause (B) of this Section 9.3(c)(iii) and the Company was ready, willing and able to consummate the Closing during such three (3) Business Day period (it being understood that during such three (3) Business Day period, neither Parent nor the Company shall be entitled to terminate this Agreement); or

(d)          by Parent, upon prior written notice to the Company:

(i)          if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of the Company set forth in this Agreement (other than the covenants contained in Section 7.3), has occurred that would cause any of the conditions set forth in Section 8.1 and Section 8.3 not to be satisfied (a “Company Terminating Breach”), which breach or failure to perform cannot be cured, or if capable of cure, has not been cured by the earlier of (A) thirty (30) days following the delivery of written notice thereof from Parent to the Company and (B) two (2) Business Days prior to the Outside Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii)          if, at any time prior to receipt of the Shareholder Approval, the Company Board (or any committee thereof), for any reason, shall have effected an Adverse Recommendation Change.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party setting forth the basis on which, and the subsection of this Section 9.1 pursuant to which, such Party is terminating this Agreement.

Section 9.2          Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or the Parent Parties, except that the Nondisclosure Agreement, the Guarantees and the provisions of Section 7.2 (Access to Information; Confidentiality), Section 7.5 (Public Announcements), Section 7.11(e) (Financing Cooperation), the last two sentences of Section 7.20 (Requested Transactions), this Section 9.2 (Effect of Termination), Section 9.3 (Fees and Expenses), Section 9.4 (Payment of Amount or Expenses), Section 9.5 (Amendment), and Article 10 (General Provisions) of this Agreement shall survive the termination hereof and shall remain in full force and effect, in each case, in accordance with the terms thereof; provided that no such termination shall relieve any Party from any liability or damages resulting from any fraud, or for any Willful Breach of any of such Party’s covenants, obligations or agreements set forth in this Agreement that occurs prior to such termination, subject only, with respect to any such liabilities of the Company, to Section 9.3(b), determined taking into account all relevant factors, including the loss of the benefit of the Merger to the Company and its equityholders (including the lost premium), all of which shall be deemed to be damages of the Company, and with respect to any such liabilities of the Parent Parties, to Section 9.3(c) and Section 10.10(c).

Section 9.3          Fees and Expenses.

(a)          Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the Party incurring such fees or Expenses, whether or not the Merger is consummated, except that Parent shall pay, whether or not the Merger or any other transaction contemplated by this Agreement is consummated, all costs and Expenses incurred in connection with the Paying Agent. Notwithstanding anything to the contrary contained herein, Parent shall pay the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the transactions contemplated by this Agreement.

(b)          In the event that:

(i)          this Agreement is validly terminated by the Company pursuant to Section 9.1(c)(ii) (Superior Proposal);

(ii)          this Agreement is validly terminated by (A) Parent pursuant to Section 9.1(d)(ii) (Adverse Recommendation Change) or (B) by the Company pursuant to Section 9.1(b)(iii) (Failure to Obtain Shareholder Approval) (at a time when Parent could have terminated this Agreement pursuant to Section 9.1(d)(ii) (Adverse Recommendation Change)); or

(iii)          (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(i) (Outside Date) (and at the time of such termination the Company would not have been entitled to terminate this Agreement pursuant to Section 9.1(c)(iii) (Parent Failure to Close)) or Section 9.1(b)(iii) (Failure to Obtain Shareholder Approval), or by Parent pursuant to Section 9.1(d)(i) (Company Terminating Breach), (B) a Competing Proposal shall have been publicly announced or shall have become publicly disclosed or publicly known after the date of this Agreement and prior to the Shareholders Meeting and, in either case, shall not have been publicly withdrawn or otherwise publicly abandoned, and (C) within twelve (12) months following such termination, the Company (x) enters into a definitive written agreement providing for such Competing Proposal that is later consummated or (y) consummates any Competing Proposal (provided that for purposes of this Section 9.3(b)(iii), the term “Competing Proposal” will have the meaning assigned to such term herein, except that percentages included in the definition of “Competing Proposal” increased to 50%);

then the Company shall pay to Parent, or as otherwise directed by Parent, the Company Termination Payment. Payment of the Company Termination Payment shall be made by wire transfer of same day funds to the account or accounts designated by Parent as follows: (1) in the case of Section 9.3(b)(i), prior to or substantially concurrently with and as a condition to the effectiveness of termination of this Agreement pursuant to Section 9.1(c)(ii); (2) in the case of Section 9.3(b)(ii), within three (3) Business Days after termination of this Agreement pursuant to Section 9.1(d)(ii); and (3) in the case of Section 9.3(b)(iii), within three (3) Business Days of the consummation of such Competing Proposal. For the avoidance of doubt, any payment made by the Company under this Section 9.3(b) shall be payable only once with respect to Section 9.3(b), and not in duplication, even though such payment may be payable under one or more provisions hereof. The payment of the Company Termination Payment in accordance with this Section 9.3(b) shall be deemed to be liquidated damages (and not a penalty) for any and all losses or damages suffered or incurred by the Parent Parties, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination and, upon payment in full of the Company Termination Payment, the Company shall have no further liability, whether pursuant to a claim at Law or in equity, to the Parent Parties or any of their respective Affiliates under this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Parent Parties, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any Action against the Acquired Companies or their Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Company Termination Payment), any of the contemplated by this Agreement or any matters forming the basis for such termination; provided that if the Company fails to pay the Company Termination Payment and any Parent Party commences a suit which results in a final, non-appealable judgment against the Company for the Company Termination Payment or any portion thereof, then the Company shall pay the Parent Parties their costs and expenses (including reasonable documented fees of outside counsel and disbursements) in connection with such suit, together with interest on the Company Termination Payment at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(c)          In the event that:

(i)          this Agreement is validly terminated by the Company pursuant to Section 9.1(c)(i) (Parent Terminating Breach);

(ii)          this Agreement is validly terminated by the Company pursuant to Section 9.1(c)(iii) (Failure to Close); or

(iii)          this Agreement is validly terminated by Parent or the Company pursuant to Section 9.1(b)(i) (Outside Date) and the Company was then entitled to terminate this Agreement pursuant to Section 9.1(c)(i) or Section 9.1(c)(iii);

in the case of Section 9.3(c)(ii) or Section 9.3(c)(iii) (unless the Company was then entitled to terminate this Agreement pursuant to Section 9.1(c)(i)), under circumstances in which the Company Termination Payment is not payable pursuant to Section 9.3(b)(i) or Section 9.1(b)(ii), then, subject to Section 10.10(c), Parent shall pay or cause to be paid, as directed by the Company, the Parent Termination Payment by wire transfer of same-day funds to an account designated by the Company within three (3) Business Days following such termination in accordance with this Section 9.3(c) and subject to Section 9.4. For the avoidance of doubt, any payment made by Parent of the Parent Termination Payment pursuant to the terms of this Agreement shall be payable only once, and not in duplication, even though such payment may be payable under one or more provisions hereof. The payment of the Parent Termination Payment in accordance with this Section 9.3(c) shall be deemed to be liquidated damages (and not a penalty) for any and all losses or damages, suffered or incurred by the Company or any of its Affiliates under this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and, upon payment in full of the Parent Termination Payment and, if applicable, the Recovery Costs, none of the Parent Parties or any of their Affiliates or Representatives shall have any further liability, whether pursuant to a claim at Law or in equity, to the Company, any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company, any of its Affiliates or any other Person shall be entitled to bring or maintain any Action against the Parent Parties or any of their Affiliates or Representatives for damages or any equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination (other than equitable relief to require payment of the Parent Termination Payment); provided that if Parent fails to pay the Parent Termination Payment and the Company commences a suit which results in a final, non-appealable judgment against Parent for the Parent Termination Payment, or any portions thereof, then Parent shall pay the Company in accordance with Section 9.4, its costs and expenses (including reasonable documented fees of outside counsel and disbursements) in connection with such suit, together with interest on the Parent Termination Payment at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) plus any amounts payable or reimbursable by Parent pursuant to Section 7.11(e) or Section 7.20 which remain unpaid at the time of such termination (the “Recovery Costs”).

Section 9.4          Payment of Amount or Expenses.

(a)          In the event that this Agreement is validly terminated and Parent is obligated to pay the Company the Parent Termination Payment, plus the Recovery Costs, pursuant to and as set forth in Section 9.3(c), but subject to Section 10.10(c), Parent shall pay to the Company from the Parent Termination Payment, plus the Recovery Costs, deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Parent Termination Payment, plus the Recovery Costs, and (ii) the sum of (A) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (I) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by the Company’s independent certified public accountants (taking into account any known or anticipated income of the Company that is not Qualifying Income and any appropriate “cushion” as reasonably determined by such accountants), plus (B) in the event the Company receives either (x) a letter from the Company’s counsel or accountants indicating that the Company has received a ruling from the IRS described in Section 9.4(b)(ii), or (y) an opinion from the Company’s outside counsel as described in Section 9.4(b)(ii), an amount equal to the Parent Termination Payment, plus the Recovery Costs, less the amount payable under clause (A) above. To secure Parent’s obligation to pay these amounts, Parent shall deposit into escrow an amount in cash equal to the Parent Termination Payment, plus the Recovery Costs, with an escrow agent selected by Parent (that is reasonably satisfactory to the Company) and on such terms (subject to Section 9.4(b)) as shall be mutually agreed upon by the Company, Parent and the escrow agent. All fees, costs and expenses of the escrow agent shall be paid by the Company. The payment or deposit into escrow of the Parent Termination Payment, plus the Recovery Costs, pursuant to this Section 9.4(a) shall be made at the time Parent is obligated to pay the Company such amount pursuant to Section 9.3(c) by wire transfer of immediately available funds.

(b)          The escrow agreement shall provide that the Parent Termination Payment, plus the Recovery Costs, in escrow or any portion thereof shall not be released to the Company (or its designee) unless the escrow agent receives any one or combination of the following: (i) a letter from the Company’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Company (or its designee) without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from the Company’s accountants revising that amount, in which case the escrow agent shall release such amount to the Company (or its designee); or (ii) a letter from the Company’s counsel or accountants indicating that the Company received a ruling from the IRS holding that the receipt by the Company (or its designee) of the Parent Termination Payment, plus the Recovery Costs, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that the Company’s outside counsel has rendered a legal opinion to the effect that the receipt by the Company of the Parent Termination Payment, plus the Recovery Costs, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Parent Termination Payment, plus the Recovery Costs, to the Company. Parent shall be deemed to have satisfied its obligations to pay the Parent Termination Payment, plus the Recovery Costs, to the Company so long as it deposits into escrow the Parent Termination Payment, plus the Recovery Costs, notwithstanding any delay or reduction in payment to the Company arising from this Section 9.4(b), and shall have no further liability with respect to payment of the Parent Termination Payment, the Recovery Costs, or otherwise. Parent agrees to amend this Section 9.4(b), at the request of the Company and provided that such amendment would not increase Parent’s or its Affiliates obligations hereunder or result in Parent or its Affiliates incurring any unreimbursed costs or expenses, in order to (x) maximize the portion of the Parent Termination Payment, plus the Recovery Costs, that may be distributed to the Company (or its designee) hereunder without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve the Company’s chances of securing a favorable ruling described in this Section 9.4(b) or (z) assist the Company in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.4(b). The escrow agreement shall also provide that any portion of the Parent Termination Payment, plus the Recovery Costs, that remains unpaid as of the end of a tax year shall be paid as soon as possible during the following tax year, subject to the foregoing limitations of this Section 9.4; provided, however, that any portion of the Parent Termination Payment, plus the Recovery Costs, that remains unpaid as of December 31 following the date which is five (5) years from the date of this Agreement shall be released by the escrow agent to Parent, and Parent shall have no further obligations to the Company with respect thereto. Parent shall not be a party to such escrow agreement.

Section 9.5          Amendment. Subject to compliance with applicable Law, at any time before or after receipt of the Shareholder Approval and prior to the Effective Time, any provision of this Agreement may be amended or modified by a written agreement of the Parties executed in the same manner as this Agreement; provided that after the Shareholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Shares, or which, pursuant to applicable Law, requires the further approval of the shareholders of the Company without such further approval of such shareholders (in which case, such further approval shall be deemed the Shareholder Approval for purposes of this Agreement), or (b) any amendment or change not permitted under applicable Law. Notwithstanding anything else to the contrary herein, no amendment, modification or alteration to this sentence of Section 9.5 or the provisions of Section 10.8 (Assignment), Section 10.5 (Third Party Beneficiaries), Section 10.7(b) (Venue), and Section 10.11(b) (Non-Recourse) (in each case, solely to the extent that it relates to the Debt Financing Sources) (and any related definitions to the extent an amendment, modification or alteration of such definitions would modify the substance of any of the foregoing provisions) in any manner materially adverse to the Debt Financing Sources shall be effective as to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letters.

Article 10
GENERAL PROVISIONS

Section 10.1          Non-Survival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Effective Time. The covenants to be performed prior to or at the Closing, including any rights arising out of any breach of such covenants, shall terminate at and as of the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance, in whole or in part, after the Effective Time, which shall remain in force and effect following the Closing.

Section 10.2          Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (A) if delivered in person, on the date delivered, (B) if sent by electronic mail, on the same day it was received; provided that if such email is received after 5:00 p.m. local time of the recipient or on a day that is not a Business Day, such email shall be deemed received on the next Business Day; and provided, further, that the sender of such email does not receive a notice of failure to deliver and the subject line of such email states that it is a notice delivered pursuant to this Agreement, or (C) if sent by prepaid overnight courier, on the next Business Day (providing proof of delivery), in each case, to the intended recipient as set forth below (or at such other address or email address for a Party as shall be specified by like notice given not less than five (5) Business Days prior to the effectiveness of such change). For the avoidance of doubt, counsel for a Party may send notices, requests, claims, consents, demands or other communications on behalf of such Party.

(a)          if to the Parent Parties or the Surviving Entity, to:

c/o Brookfield Asset Management

225 Liberty Street, 8th Floor

New York, New York 10281

Attention: Alexander Elawadi; Legal Department

E-Mail: [***];[***]

and

c/o Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON

Attention: Janet Chung, Delia Price and Legal Department

E-Mail: [***],[***], and [***]

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

Attention: Brian Scrivani; Drew Flowers; David Perechocky

E-Mail: bscrivani@gibsondunn.com; dflowers@gibsondunn.com;
dperechocky@gibsondunn.com

and

DLA Piper LLP

33 Arch Street, 26th Floor

Boston, MA 02110

Attention: Cara Nelson

E-Mail: cara.nelson@us.dlapiper.com

(b)          if to the Company to:

LXP Industrial Trust

515 N Flagler Dr, Suite 408,

West Palm Beach, FL

Attention: Joe Bonventre

E-mail: [***]

with copies (which shall not constitute notice) to:

Hogan Lovells Cadwalader US LLP
555 13th Street NW
Washington, DC 20024
Attention: Michael McTiernan

  Stacey McEvoy

E-mail: michael.mctiernan@hlc.com

   stacey.mcevoy@hlc.com

Section 10.3          Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future applicable Law or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4          Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in .pdf format, by DocuSign or other electronic signature platform, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5          Entire Agreement; Third-Party Beneficiaries. (a) This Agreement (including the Exhibits, Schedules and the Company Disclosure Letter), the Access Agreement and the Nondisclosure Agreement, the Financing Commitment Letters and the Guarantees constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement; provided that nothing in this Section 10.5 shall limit any rights or remedies of the Company under the Guarantees or the Financing Commitment Letters, and (b) this Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except (i) Article 3 (which, from and after the Effective Time, shall be for the benefit of holders of Company Common Shares, Company Series C Preferred Shares and Company Restricted Share Awards immediately prior to the Effective Time), (ii) Section 7.9 (which, from and after the Effective Time shall be for the benefit of and enforceable by the Indemnified Parties), (iii) Section 7.11(e) (which shall be for the benefit of and enforceable by the Financing Indemnified Parties), (iv) Section 7.20 (which shall be for the benefit of and enforceable by the Requested Transactions Indemnified Persons), (v) Section 10.11(a) (Non-Recourse) (which shall be for the benefit of and enforceable by the Non-Recourse Parties), (vi) following the valid termination of this Agreement pursuant to Article 9 and subject to Section 9.2 and Section 10.10(c), the right of the Company, as sole and exclusive agent for and on behalf of the shareholders of the Company and holders of Company Restricted Share Awards (each of which are third party beneficiaries of this Agreement solely to the extent required for this proviso to be enforceable), to pursue damages in accordance with this Agreement (which may include the benefit of the bargain lost by such holders) in the event of a breach by any of the Parent Parties of this Agreement (it being agreed that in no event shall any such holder be entitled to enforce any of their rights, or any obligations of any of the Parent Parties, under this Agreement in the event of any such breach, but rather the Company shall have the sole and exclusive right to do so, as agent for such shareholders of the Company and holders of Company Restricted Share Awards), and (vii) any claims that the Company may assert against Parent, if, as and when required pursuant to the terms and conditions of the applicable Guarantee. In addition to the foregoing, the Debt Financing Sources shall be third party beneficiaries of, and shall be entitled to enforce the provisions of the second sentence of Section 9.5 (Amendment), Section 10.8 (Assignment), this Section 10.5, Section 10.7(b) (Venue), and Section 10.11(b) (Non-Recourse) (in each case, solely to the extent that it relates to the Debt Financing Sources in their capacities as such). The representations and warranties in this Agreement, including the Company Disclosure Letter, are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.6 (Extension; Waiver) without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement or the Company Disclosure Letter as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6          Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights and no single or partial exercise of any such right shall preclude any other or further exercise thereof or of any other right.

Section 10.7          Governing Law; Venue.

(a)          This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b)          All disputes arising out of or relating to this Agreement shall be heard and determined exclusively by the Business and Technology Case Management Program of the Circuit Court for Baltimore City, Maryland, or if that court does not have jurisdiction, in the United States District Court for the District of Maryland, Northern Division (collectively, the “Chosen Courts”). Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction and forum of any such Chosen Court, for the purpose of any dispute arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such dispute except in such courts, (iii) agrees that any claim in respect of any such dispute may be heard and determined in any such Chosen Court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such dispute, (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such dispute, and (vi) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring or support any legal proceedings against the Debt Financing Sources in their capacities as such arising out of or relating to this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court.

Section 10.8          Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties; provided that each of Parent and Merger Sub shall have the right, without the prior written consent of the Company, to assign all or any portion of their respective rights, interests and obligations, hereunder to a wholly owned direct or indirect Subsidiary of Parent, but only if Parent provides prior written notice of such assignment to the Company, and such assignment would not reasonably be expected to (i) prevent, impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement, (ii) impair the ability of Parent or Merger Sub to perform its obligations under this Agreement, (iii) require any amendment or supplement to the Proxy Statement prior to receipt of the Shareholder Approval or any additional filing (other than on a Form 8-K), notice, consent or approval of the Company shareholders, (iv) adversely affect the Company’s ability to enforce this Agreement, the Guarantees, the Financing Commitment Letters or any other agreement entered into in connection herewith or the remedies available to the Company hereunder or thereunder, or (v) adversely affect the validity, availability, enforceability, amount or timing of the Financing or the Guarantees; provided that no such assignment shall relieve Parent or Merger Sub of any of their respective obligations hereunder or any liability hereunder, and Parent shall remain jointly and severally liable for all obligations and liabilities of Merger Sub and any permitted assignee hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the Parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section shall be null and void.

Section 10.9          Obligation of Parent. Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger and the other transactions contemplated by this Agreement. Parent represents, acknowledges and agrees that any breach or default in the performance of any representation, warranty, covenant, obligation, agreement or undertaking of Merger Sub set forth in this Agreement shall also be deemed to be a breach of any such representation and warranty or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have under this Agreement arising out of any such breach or nonperformance directly against Parent and Merger Sub, jointly and severally in the first instance without any obligation to first seek recovery from, or exhaust remedies against, Merger Sub or the Surviving Entity. Parent shall not, and shall cause Merger Sub not to, assert as a defense to any claim by the Company that any such breach, default or nonperformance was caused by or attributable to the actions or omissions of Merger Sub or the Surviving Entity or that the Company is required to proceed against any such Person before proceeding against Parent. As applicable, references in this Section 10.9 to “Merger Sub” shall also include the Surviving Entity following the Effective Time.

Section 10.10          Specific Performance.

(a)          Except as otherwise provided herein, any and all remedies conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including if any of the Parties fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement, including the Parties’ obligations to consummate the Merger and the obligation of any of the Parent Parties to pay, and the right of the holders of Company Common Shares, Company Restricted Share Awards and Company Series C Preferred Shares to receive the aggregate Merger Consideration, the aggregate Company Restricted Share Awards payments and the aggregate Series C Preferred Consideration, respectively, pursuant to the Merger, subject to the terms and conditions of this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the valid termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or a remedy at Law (including the Parties’ obligations to consummate the Merger and the obligation of any of the Parent Parties to pay, and the right of the holders of Company Common Shares, Company Restricted Share Awards and Company Series C Preferred Shares to receive the aggregate Merger Consideration, the aggregate Company Restricted Share Awards payments and the aggregate Series C Preferred Consideration, respectively, pursuant to the Merger, subject to the terms and conditions of this Agreement), in addition to any other remedy to which such Party is entitled at Law or in equity. Each of the Parties hereby waives (i) any defense in an Action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security to obtain equitable relief. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right neither the Company, on the one hand, nor any of the Parent Parties, on the other hand, would have entered into this Agreement. For the avoidance of doubt, the Parties may pursue both a grant of specific performance or other equitable remedies to the extent permitted by Section 10.10(b) and the payment of damages as contemplated by Section 9.2 and permitted by Section 9.3, but shall not be entitled or permitted to receive an award of damages or payment of the Company Termination Payment or the Parent Termination Payment, as applicable, if specific performance or other equitable remedies are awarded and consummation of the Merger occurs, and shall not be entitled or permitted to receive an award of specific performance or other equitable remedies if damages are awarded or if the Company Termination Payment or the Parent Termination Payment, as applicable, is paid.

(b)          Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the Parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to specific performance to cause the Parent Parties to draw down the full amount of the Equity Financing under the Equity Commitment Letter, and to cause the Merger and the other transactions contemplated by this Agreement to be consummated, including to effect the Closing in accordance with Section 2.2, on the terms and subject to the conditions in this Agreement only if and for so long as, (i) all conditions in Section 8.1 and Section 8.3 or have been waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to such conditions being reasonably capable of being satisfied at the Closing, assuming a Closing would occur on such date) have been and continue to be satisfied, (ii) the Debt Financing (or any Alternative Financing) has been funded in accordance with the terms thereof or the Debt Financing Sources have irrevocably confirmed in writing that the Debt Financing (or any Alternative Financing) will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing, (iii) the Parent Parties are required to, and any of the Parent Parties fail to, complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, and (iv) the Company has irrevocably confirmed in writing to the Parent Parties that the Company stands ready, willing and able to consummate the transactions contemplated by this Agreement if specific performance is granted and, if the Equity Financing and the Debt Financing are funded, then the Closing will occur within five (5) Business Days after receipt of such irrevocable confirmation on the terms and conditions set forth in this Agreement. For the avoidance of doubt, but subject to the last sentence of Section 10.10(a), nothing in this Section 10.10(b) shall prevent the Company from concurrently seeking (i) specific performance against the Guarantors under the Guarantee to the extent expressly permitted under, and in accordance with, the terms and conditions set forth therein and herein and (ii) payment of the Parent Termination Payment. For the avoidance of doubt, in no event shall the Company or any of its successors or permitted assigns be entitled to enforce or seek to enforce specifically the remedy of specific performance of the Debt Commitment Letter against any Financing Source.

(c)          Notwithstanding anything to the contrary in this Agreement, other than in the case of fraud, the maximum aggregate liability of the Parent Parties, together with Guarantors under the Guarantees, for monetary damages, losses, costs or expenses of the Company, its Affiliates or any other Person in connection with the failure of the Merger to be consummated, a breach (including a Willful Breach) of this Agreement by any Parent Party, or otherwise relating to this Agreement or the transactions contemplated by this Agreement (including the Merger) shall be limited to an amount equal to the Parent Termination Payment, plus the Recovery Costs (collectively, the “Parent Liability Cap”); provided that the maximum liability of each Guarantor under its Guarantee shall be limited to the applicable cap set forth in such Guarantee, and no Guarantor shall be liable for any obligations of any other Guarantor. Other than in the case of fraud, in no event shall the Company or any of its Affiliates or any other Person seek or permit to be sought on their behalf any amount in excess of the Parent Liability Cap in the aggregate from the Parent Parties, the Guarantors or their respective Affiliates or Representatives in connection with this Agreement or the transactions contemplated by this Agreement (including the Merger), or in respect of the Guarantees, or any theory of law or equity (including by or through attempted piercing of the corporate, limited partnership or limited liability company veil) or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise, or, with respect to any Guarantor, in excess of the applicable cap set forth in such Guarantor’s Guarantee. Other than in the case of fraud, the Company agrees that it has no right of recovery against, and no liability shall attach to, any of the Parent Parties or any of their Affiliates or Representatives (other than against the Parent Parties as provided by Section 9.3(c) and this Section 10.10(c)), through any Parent Party or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of any Parent Party against the Parent Parties or any of their Affiliates or Representatives, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise, except for its rights to recover from the Guarantors under the Guarantees (but not any other Parent Parties or any of their Affiliates) under and to the extent provided in the applicable Guarantee, in each case on a several and not joint basis, subject to each Guarantor’s applicable cap and the Parent Liability Cap and the other limitations described herein. Other than in the case of fraud, in no event shall the Company or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover damages from, any of the Affiliates or Representatives of the Parent Parties (other than Guarantors to the extent provided in the Guarantees, and in each case on a several and not joint basis and subject to each Guarantor’s applicable cap, the Parent Liability Cap and the other limitations described therein).

Section 10.11          Non-Recourse.

(a)          Except for claims for fraud, each party agrees that all claims, liabilities, or causes of action (whether in contract or in tort, in law or in equity, including clauses for piercing the corporate veil or similar causes of action, or granted by statute or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Ancillary Documents or transactions contemplated hereby or thereby, or the negotiation, execution, or performance of this Agreement or the Ancillary Documents (including any representation or warranty made in, in connection with, or as an inducement to enter into, this Agreement or such Ancillary Documents), or any claims or actions alleging breach of this Agreement or the Ancillary Documents, may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as the parties to this Agreement and, in the case of the Ancillary Documents, Persons expressly identified as parties thereto (each, a “Contracting Party”). Except for the liabilities and obligations of the parties to the Guarantees, the Equity Commitment Letters, the Debt Commitment Letters and any other Ancillary Documents to which they are parties, no Person who is not a Contracting Party, including (so long as the same is not a Contracting Party) any current, former or future director, trustee, officer, employee, incorporator, member, partner, manager, shareholder, equityholder, Affiliate, agent, attorney, Representative or assignee of, and any financial advisor or lender to, any Contracting Party, or any current, former or future director, trustee, officer, employee, incorporator, member, partner, manager, shareholder, equityholder, Affiliate, agent, attorney, Representative or assignee of any of the foregoing (collectively (and so long as any such Person is not a Contracting Party), the “Non-Recourse Party”), shall have any liability (whether in contract or in tort, in law or in equity, including clauses for piercing the corporate veil or similar causes of action, or granted by statute) for any claims, losses, liabilities, damages, costs or expenses arising under, out of, in connection with, or related in any manner the Company Properties or to this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby or based on, in respect of, or by reason of this Agreement or any of the Ancillary Documents or the transactions contemplated hereby or thereby or the negotiation, execution, performance, or breach of this Agreement or any of the Ancillary Documents, and, to the maximum extent permitted by applicable Law, except as provided in the Ancillary Documents, each Contracting Party, on behalf of itself and its Affiliates, hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Non-Recourse Party. Except as specifically set forth in this Agreement, the rights and remedies contained in this Agreement shall constitute Parent’s sole and exclusive means of recourse with respect to the Company Properties relating to any Environmental Law, and Parent Parties expressly waive any and all other claims, rights, or causes of action Parent Parties may have against the Company now or in the future arising under, in connection with or relating to any Environmental Law (whether by statute, regulation, or common law). Notwithstanding the foregoing provisions of this Section 10.11(a) and any other provision of this Agreement to the contrary, but subject to the terms and conditions of the Ancillary Documents (and without limiting the Company’s respective remedies thereunder), nothing in this Section 10.11(a) shall limit the Company’s right to enforce the terms of the Guarantees to cause the applicable parties thereto to provide funds to Parent to permit Parent to satisfy (x) any valid Order or award of damages in favor of the Company obtained by the Company pursuant to and in accordance with Section 9.3, (y) payment by Parent of Parent’s indemnification, payment and reimbursement obligations pursuant to Section 7.11(e) and Section 7.20 or (z) payment by Parent of the Parent Termination Payment and any Recovery Costs pursuant to and in accordance with Section 9.3, in each case, solely to the extent provided therein and in accordance with their respective terms, on a several and not joint basis and subject to the respective caps set forth therein. Notwithstanding anything herein to the contrary and for the avoidance of doubt, (A) nothing in this Section 10.11(a) shall limit the Company’s right to seek specific performance against Parent to cause the Equity Financing to be funded pursuant to and in accordance with the Equity Commitment Letters (as solely permitted by Section 10.10(b)), and (B) nothing in this Section 10.11(a) nor Section 10.10 (Specific Performance) shall limit in any way any fraud remedies or the remedies of the parties under the Nondisclosure Agreement or the Access Agreement.

(b)          The Company, on behalf of itself, and its Subsidiaries and each of their respective controlled Affiliates, hereby agrees that none of the Debt Financing Sources shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (i) this Agreement and any Ancillary Documents and any of the transactions contemplated hereunder or thereunder (including the Financing); (ii) the negotiation, execution or performance of this Agreement or any of the Ancillary Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the Ancillary Documents); (iii) any breach or violation of this Agreement or any of the Ancillary Documents; and (iv) any failure of any of the transactions contemplated hereunder or thereunder (including the Financing) to be consummated; provided that nothing in this Section 10.11(b) shall limit the rights of Parent and Merger Sub under the Debt Commitment Letters.

Section 10.12          Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 10.12.

Section 10.13          Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

LEOPARD REIT LLC, a Delaware limited liability company

By:	/s/ Gautam Huded
Name: Gautam Huded
Title: Executive Vice President

LEOPARD MERGER SUB LLC, a Maryland limited liability company

By:	/s/ Gautam Huded
Name: Gautam Huded
Title: Executive Vice President

[Signature Page to Merger Agreement]

LXP INDUSTRIAL TRUST

By:	/s/ T. Wilson Eglin
Name: T. Wilson Eglin
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

EXHIBIT A

REIT Opinion

EXHIBIT B

REIT Officer’s Certificate

Schedule I

Officers